                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. __)*

                                ADMINISTAFF, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   00 7094105
                                   ----------
                                 (CUSIP Number)

                             LOUISE M. PARENT, ESQ.
                            AMERICAN EXPRESS COMPANY
                             AMERICAN EXPRESS TOWER
                             WORLD FINANCIAL CENTER
                                200 VESEY STREET
                            NEW YORK, NEW YORK 10285
                                 (212) 640-5789


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                JANUARY 27, 1998
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  -


1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC.
         I.R.S. IDENTIFICATION NO.  13-3133497

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
         N/A                                                             (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
         N/A                                                             [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         STATE OF NEW YORK

 NUMBER OF    7  SOLE VOTING POWER
  SHARES
BENEFICIALLY     2,758,641
  OWNED BY
   EACH       8  SHARED VOTING POWER
 REPORTING       0
  PERSON
   WITH       9  SOLE DISPOSITIVE POWER

                 2,758,641

             10  SHARED DISPOSITIVE POWER

                 0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,758,641

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.6%

14       TYPE OF REPORTING PERSON

         CO

This Schedule 13D relates to the proposed acquisition by American Express Travel Related Services Company, Inc., a New York corporation ("TRS"), of 693,126 Units, each of which shall consist of one share of Common Stock, par value $0.01 per share and 2.98 warrants of Administaff, Inc., a Delaware corporation, pursuant to a Securities Purchase Agreement, dated as of January 27, 1998, between TRS and Administaff, Inc. (the "Purchase Agreement"). A copy of the Securities Purchase Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

ITEM 1. SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Administaff, Inc. (the "Issuer"). The principal executive offices of Administaff, Inc. are located at 19001 Crescent Springs Drive, Kingwood, Texas 77339-3802.


ITEM 2. IDENTITY AND BACKGROUND

         This Statement is filed by American Express Travel Related Services Company, Inc. ("TRS"), a New York corporation and a wholly-owned subsidiary of American Express Company, a New York corporation ("American Express"). The principal business of American Express is providing travel related services, financial advisory services and international banking services throughout the world. The principal business of TRS is providing travel related services. The address of the principal businesses and offices of American Express and TRS is American Express Tower, World Financial Center, New York, New York 10285.

         The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each executive officer and director of American Express and TRS are set forth in Appendix A and are incorporated herein by reference.

         During the last five years, to the best knowledge of American Express and TRS, none of the executive officers or directors of American Express or TRS has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither American Express, TRS nor, to the best knowledge of American Express and TRS, any of their respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person's being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         American Express and TRS currently expect that funds to be used to purchase 693,126 shares of Common Stock (the "Purchased Stock") and 2,065,515 warrants to purchase additional shares of Common Stock (the "Warrants") will be provided from working capital of TRS. Each Warrant is exercisable at any time by the holder thereof for one share of the Issuer's Common Stock, subject to certain anti-dilution adjustments.

         The amount of funds used to purchase the Purchased Stock and the Warrants will be $17,733,150.

ITEM 4. PURPOSE OF TRANSACTION

         On January 27, 1998, TRS entered into the Purchase Agreement pursuant to which it agreed to purchase from the Issuer 693,126 shares of Common Stock and Warrants to purchase an additional 2,065,515 shares of Common Stock. In connection with the purchase and sale of such Common Stock and Warrants, the Issuer, TRS and certain other parties agreed to enter into a Warrant Agreement, a Registration Rights Agreement and a Marketing Agreement. Copies of each of these agreements, as well as the Purchase Agreement, are filed as exhibits hereto and the discussion of each of the Purchase Agreement and these other agreements is qualified in its entirety by the complete text of such exhibits.

         As a condition to the execution of the Purchase Agreement, the Issuer and TRS have agreed to enter into a Marketing Agreement pursuant to which TRS will provide the Issuer with customer leads and otherwise assist the Issuer in the marketing of its professional employer services and the Issuer will assist TRS in the marketing of certain of its products and services. The purchase by TRS of the Purchased Stock and the Warrants was made for the purpose of obtaining a significant equity stake in its prospective marketing partner.

         According to the Purchase Agreement, the purchase and sale of the Purchased Stock and the Warrants is to close subject to the satisfaction or waiver of certain conditions, on March 16, 1998. If the conditions specified in the Purchase Agreement, including the receipt of approvals required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, are not satisfied on or prior to May 15, 1998, the Purchase Agreement may be terminated.

         Pursuant to the Purchase Agreement, TRS has the right to designate one nominee (the "Purchaser Nominee") for election to the Board of Directors of the Issuer for so long as TRS and its affiliates maintain an ownership interest in the Issuer (assuming exercise of the Warrants) greater than 5%. The Issuer has agreed to take all steps necessary to increase the size of its Board of Directors and to fill the vacancy created thereby with the Purchaser's Nominee. The Purchaser's Nominee will become a member of Class II of the Board of Directors of the Issuer. TRS currently intends to designate as its Purchaser Nominee, Anne M. Busquet.

         The Purchase Agreement also contains certain standstill, transfer and other restrictions applicable to TRS and its affiliates with respect to Common Stock of the Issuer. Included among such restrictions is a percentage limitation on the shares of Common Stock TRS and its affiliates may own. This restriction terminates on the fifth anniversary of the closing of the transactions contemplated by the Purchase Agreement, if at such time the ownership interest of TRS and its affiliates in the Issuer (assuming the exercise of Warrants which at such time are "in-the-money") is less than 10%, and otherwise, on the seventh anniversary of the closing. Such percentage limitation, initially set at 19.9% would terminate, or be suspended and then be possibly reinstated, upon the occurrence of certain specified events, including a change of control of the Issuer, the termination of the Marketing Agreement under certain circumstances, the failure of the Purchaser

         Nominee to be nominated for election to the Board of Directors of the Issuer and bona fide proposals, or the Issuer's entering into definitive agreements, with respect to business combinations and other significant transactions involving the Issuer.

         In addition, the Purchase Agreement provides that if, during the period in which the standstill provisions apply to TRS, the Issuer issues equity securities to a third party for cash consideration, TRS will be provided with the opportunity to purchase an amount of such securities such that its ownership interest in the Issuer is the same after the issuance as immediately prior thereto.

         To ensure that the restrictions contained in Section 203 of the Delaware General Corporation Law will not apply to TRS, the Issuer has taken all actions necessary under such Section to approve (i) the purchase by TRS of the Common Stock and the Warrants, (ii) the issuance of Common Stock upon exercise of the Warrants, and (iii) the exercise by TRS of the preemptive rights described above and of certain other rights to purchase Common Stock of the Issuer. The Issuer also has taken all actions necessary to exempt the transactions to be effected between the Issuer and TRS from the operation of any other applicable "business combination" or anti-takeover statute. Further, the Issuer has taken actions necessary to assure that TRS will be an "exempted holder" pursuant to any shareholder rights or "poison pill" plan of the Issuer so long as TRS and its affiliates hold no more than a specified percentage (currently, 19.9%) of the Common Stock of the Issuer, assuming the exercise of all of the Warrants.

         Although the purchase of the Purchased Stock and the Warrants by TRS was made for the purpose of obtaining a significant equity stake in its prospective marketing partner and not for the purpose of seeking to acquire the Issuer or control of the Issuer, at some future time American Express or TRS may decide that it is desirable to seek to acquire the Issuer or to seek to control or otherwise influence the management and policies of the Issuer. However, neither American Express nor TRS has made a decision, or has been authorized, to seek to acquire the Issuer or to seek to control or otherwise influence the management and policies of the Issuer.

         Subject to restrictions on transfer and the standstill provisions in the Purchase Agreement and the Warrant Agreement, TRS may, from time to time, increase, reduce or dispose of its investment in the Issuer, depending on the Issuer's business, prospects and financial condition, general economic conditions in the markets in which the Issuer operates, the market for the Common Stock, the availability of funds, other opportunities available to TRS, and other considerations.

         Except as set forth in this Item or Item 6, neither American Express nor TRS has any plans or proposals that relate to or would result in any matters referred to in paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) By virtue of the Purchase Agreement, TRS may be deemed to be the beneficial owner of approximately 2,758,641 shares of Common Stock, which constitute approximately 16.6% of the 16,631,449 shares of Common Stock reported as outstanding by the Issuer as of

                  January 20, 1998, as disclosed in the Issuer's representations set forth in the Purchase Agreement(adjusted to include the Purchased Stock to be issued to TRS pursuant to the Purchase Agreement and the shares of Common Stock for which the Warrants may be issued).

         (b) Assuming the consummation of the transactions contemplated by the Purchase Agreement, TRS would have the sole voting and dispositive power with respect to all of the Purchased Stock issued to it in accordance with the Purchase Agreement and upon exercise of the Warrants would have the sole voting and dispositive power with respect to all shares of Common Stock for which the Warrants may be exercised.

         (c) Neither American Express nor TRS nor, to their knowledge any of their respective directors or executive officers, has effected a transaction in the Common Stock during the sixty days preceding the date of this Statement.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4 for a description of the Purchase Agreement and the Marketing Agreement.

         As a condition to agreeing to purchase the Purchased Stock and the Warrants, TRS will receive demand and piggyback registration rights with respect to the Purchased Stock, the Common Stock for which the Warrants may be exercised and Common Stock issued to or purchased by TRS under certain other circumstances. These registration rights are set forth in the Registration Rights Agreement which is attached hereto as Exhibit 3.

         As a further condition to the purchase of the Purchased Stock and the Warrants, TRS agreed to enter into a Warrant Agreement which will restrict the transfer of the Warrants except in connection with the exercise thereof and the exercise of the right to put the Warrants to the Issuer in the event of a change of control of the Issuer. The terms under which the put right may be exercised are set forth in full in the Warrant Agreement, a copy of which is attached as Exhibit 4 hereto.

         Except as set forth in Item 4 and as described above, to the best knowledge of American Express and TRS, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed herewith:

      Exhibit     Description
      -------     -----------
         1        Securities Purchase Agreement between TRS and Administaff,
                  Inc., dated as of January 27, 1998.

         2 Form of Marketing Agreement to be entered into among the Issuer, TRS, Administaff Companies, Inc. and Administaff of
                  Texas, Inc.

         3 Form of Registration Rights Agreement to be entered into between the Issuer and TRS.

         4 Form of Warrant Agreement to be entered into between the Issuer and TRS.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    AMERICAN EXPRESS TRAVEL RELATED SERVICES
                                    COMPANY, INC.


                                    By: /s/ Stephen P. Norman
                                       -------------------------------------
                                       Name:   Stephen P. Norman
                                       Title:  Secretary









Date: February 6, 1998

                                   APPENDIX A

                            AMERICAN EXPRESS COMPANY

                         LIST OF DIRECTORS AND OFFICERS

                 The following individuals are executive officers or directors of American Express. Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer of American Express is American Express Tower, World Financial Center, 200 Vesey Street, New York, New York 10285.


                                                                                Principal Occupation
                                                                              and Address and Business
       Name                                    Title                               of Employer
       ----                                    -----                          ------------------------
Daniel F. Akerson                      Director                               Chairman and Chief
                                                                              Executive Officer
                                                                              Nextel Communications Inc.
                                                                              1505 Farm Credit Drive
                                                                              McLean, Virginia 22102

Steven W. Alesio                       President, Consumer Travel,
                                       Small Business Services and
                                       Government Card, TRS

Anne L. Armstrong                      Director                               Chairman of the Board of
                                                                              Trustees
                                                                              Center for Strategic and
                                                                              International Studies
                                                                              P.O. Box 1358
                                                                              Kingsville, Texas 78364

Edwin L. Artzt                         Director                               Chairman of the Executive
                                                                              Committee
                                                                              The Proctor & Gamble
                                                                              Company
                                                                              One Proctor & Gamble Plaza
                                                                              Cincinnati, Ohio 45202-3315

William G. Bowen                       Director                               President
                                                                              The Andrew W. Mellon
                                                                              Foundation
                                                                              140 East 62nd Street
                                                                              New York, New York 10021

Anne M. Busquet                        President, American Express
                                       Relationship Services, TRS

Kenneth I. Chenault                    President, Chief Operating
                                       Officer and Director

Charles W. Duncan, Jr.                 Director                               Chairman
                                                                              Duncan Interests
                                                                              600 Travis
                                                                              Suite 6100
                                                                              Houston, Texas 77002-3007

Ursula F. Fairbairn                    Executive Vice President

George L. Farr                         Vice Chairman

Edward P. Gilligan                     President, Corporate Services, TRS

Richard K. Goeltz                      Vice Chairman and Chief
                                       Financial Officer

Harvey Golub                           Chairman, Chief Executive Officer
                                       and Director

                                                                                Principal Occupation
                                                                              and Address and Business
       Name                                    Title                               of Employer
       ----                                    -----                          ------------------------
Beverly Sills Greenough                Director                               Chairman
                                                                              Lincoln Center for the
                                                                              Performing Arts
                                                                              165 West 65th Street
                                                                              9th Floor
                                                                              New York, New York 10023

John D. Hayes                          Executive Vice President

David C. House                         President, Establishment
                                       Services Worldwide, TRS

David R. Hubers                        President and Chief                    American Express Financial
                                       Executive Officer, American            Corporation
                                       Express Financial Corporation          IDS Tower 10
                                                                              Minneapolis, Minnesota
                                                                              55440

F. Ross Johnson                        Director                               Chairman and Chief
                                                                              Executive Officer
                                                                              RJM Group
                                                                              200 Galleria Parkway, N.W.
                                                                              Suite 970
                                                                              Atlanta, Georgia 30339

Vernon E. Jordan, Jr.                  Director                               Senior Partner
                                                                              Akin, Gump, Strauss, Hauer
                                                                              & Feld, L.L.P.
                                                                              1333 New Hampshire
                                                                              Avenue, N.W.
                                                                              Suite 400
                                                                              Washington, D.C. 20036

Jan Leschly                            Director                               Chief Executive
                                                                              SmithKline Beecham
                                                                              1 Franklin Plaza
                                                                              P.O. Box 7929
                                                                              Philadelphia, Pennsylvania 19101

Drew Lewis                             Director                               737 Camp Wawa Road
                                                                              Schwenksville, Pennsylvania 19473

Jonathan S. Linen                      Vice Chairman

Allan Z. Loren                         Executive Vice President and
                                       Chief Information Officer

Aldo Papone                            Director and Senior Advisor


                                                                                Principal Occupation
                                                                              and Address and Business
       Name                                    Title                               of Employer
       ----                                    -----                          ------------------------
Louise M. Parent                       Executive Vice President and
                                       General Counsel

Frank P. Popoff                        Director                               Chairman of the Board
                                                                              The Dow Chemical
                                                                              Company
                                                                              2030 Dow Center
                                                                              Midland, Michigan 48674

Phillip J. Riese                       Chairman of the Board, American        American Express Centurian
                                       Express Centurian Bank                 Bank
                                                                              American Express Tower
                                                                              World Financial Center
                                                                              New York, New York 10288

Thomas O. Ryder                        President, TRS International

Thomas Schick                          Executive Vice President

John A. Ward, III                      Chairman and Chief                     American Express Bank Ltd.
                                       Executive Officer, American            American Express Tower
                                       Express Bank Ltd.                      World Financial Center
                                                                              New York, New York 10288

             AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC.

                         LIST OF DIRECTORS AND OFFICERS

                    The following individuals are executive officers or directors of TRS. Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer of TRS is American Express Tower, World Financial Center, 200 Vesey Street, New York, New York 10285.

                                                                                Principal Occupation
                                                                              and Address and Business
       Name                                    Title                               of Employer
       ----                                    -----                          ------------------------
Steven W. Alesio                        President
                                        Consumer Travel, Small
                                        Business Services and
                                        Government Card

Anne M. Busquet                         President
                                        American Express
                                        Relationship Services

Kenneth I. Chenault                     President, Chief Executive
                                        Officer and Director

George L. Farr                          Vice Chairman

Edward P. Gilligan                      President
                                        Corporate Services

Harvey Golub                            Chairman and  Director

David C. House                          President
                                        Establishment Services
                                        Worldwide, TRS

John McDonnell                          Executive Vice President and
                                        Chief Financial Officer

Louise M. Parent                        General Counsel and Director

Phillip J. Riese                        President
                                        Consumer Card Services
                                        Group

Thomas O. Ryder                         President
                                        TRS International, Inc.

                                  EXHIBIT INDEX



      EXHIBIT     DESCRIPTION
      -------     -----------
         1        Securities Purchase Agreement among American Express Travel
                  Related Services Company, Inc. and Administaff, Inc., dated as of January 27, 1998.

         2 Form of Marketing Agreement to be entered into among Administaff, Inc., American Express Travel Related Services
                  Company, Inc., Administaff Companies, Inc. and Administaff of
                  Texas, Inc.

         3 Form of Registration Rights Agreement to be entered into between Administaff, Inc. and American Express Travel Related
                  Services Company, Inc.

         4 Form of Warrant Agreement to be entered into between Administaff, Inc. and American Express Travel Related Services
                  Company, Inc.

                                                                       EXHIBIT 1







--------------------------------------------------------------------------------




                          SECURITIES PURCHASE AGREEMENT


                                     BETWEEN


                                ADMINISTAFF, INC.


                                       AND


             AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC.







                          Dated as of January 27, 1998



--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                                                               Page
RECITALS:.........................................................................................................1

         SECTION 1.  Definitions..................................................................................1
                  (a)      Defined Terms..........................................................................1
                  (b)      Cross-References.......................................................................7

         SECTION 2.  Purchase and Sale of Units; Closing..........................................................7
                  (a)      Purchase and Sale of Units.............................................................7
                  (b)      Purchase Price.........................................................................8
                  (c)      Closing................................................................................8
                  (d)      Deliveries at Closing..................................................................8

         SECTION 3.  Representations and Warranties of the Company................................................8
                  (a)      Organization, Standing and Power of the Company........................................8
                  (b)      Company Subsidiaries...................................................................9
                  (c)      Authorization; Non-Contravention; Consents; Issuance of
                           Common Stock and Warrants..............................................................9
                  (d)      Capital Structure.....................................................................11
                  (e)      Securities Laws.......................................................................12
                  (f)      SEC Documents; Financial Statements; Undisclosed Liabilities..........................12
                  (g)      Absence of Certain Changes or Events..................................................13
                  (h)      Litigation............................................................................13
                  (i)      Title to Assets.......................................................................13
                  (j)      Environmental Matters.................................................................14
                  (k)      Related Party Transactions............................................................14
                  (l)      Absence of Changes in Benefit Plans; ERISA Compliance.................................15
                  (m)      Taxes.................................................................................17
                  (n)      No Payments to Employees, Officers or Directors.......................................18
                  (o)      Compliance with Laws; Permits.........................................................18
                  (p)      Contracts; Debt Instruments...........................................................19
                  (q)      State Takeover Statutes...............................................................21
                  (r)      Insurance.............................................................................21
                  (s)      Worksite Employee Numbers.............................................................21
                  (t)      Software..............................................................................22
                  (u)      Brokers...............................................................................22

         SECTION 4.  Representations and Warranties of the Purchaser.............................................23
                  (a)      Investment Representations............................................................23
                  (b)      Organization..........................................................................23
                  (c)      Authorization.........................................................................23
                  (d)      Absence of Restrictions and Conflicts.................................................23
                  (e)      Brokers...............................................................................24
                  (f)      Availability of Funds.................................................................24

         SECTION 5.  Covenants...................................................................................24
                  (a)      Pre-Closing Conduct of Business by the Company........................................24
                  (b)      Pre-Closing Access to Information.....................................................25
                  (c)      Post-Closing Access to Business Information...........................................25
                  (d)      Public Company Information............................................................26
                  (e)      Private Company Information...........................................................26
                  (f)      Inconsistent Agreements...............................................................27
                  (g)      Certain Actions.......................................................................27
                  (h)      HSR Act Filings.......................................................................27
                  (i)      Audit of Administaff 401(k) Plan......................................................27

         SECTION 6.  Board Nomination Rights.....................................................................28

         SECTION 7.  Business Combinations Between the Company and the Purchaser.................................28
                  (a)      Purchases of  Equity Securities.......................................................28
                  (b)      Additional Limitations................................................................29
                  (c)      Exceptions............................................................................30
                  (d)      Notice of Termination Events..........................................................31

         SECTION 8.  Restrictions on Transfer....................................................................31
                  (a)      Transfers of Unit Stock.  ............................................................31
                  (b)      Restricted Securities.................................................................32
                  (c)      Rule 144 Information..................................................................33
                  (d)      Rule 144(k) Sales.  ..................................................................33
                  (e)      Legend.  .............................................................................33
                  (f)      Termination of Rights upon Sale to the Public.........................................34

         SECTION 9.  Purchase Rights.............................................................................34
                  (a)      Preemptive Rights.....................................................................34
                  (b)      Other Purchase Rights.................................................................35

         SECTION 10.  Conditions to Each Party's Obligations.  ..................................................35
                  (a)      Injunction............................................................................35
                  (b)      Regulatory Approvals..................................................................36
                  (c)      Marketing Agreement...................................................................36
                  (d)      Warrant Agreement.....................................................................36
                  (e)      Registration Rights Agreement.........................................................36

         SECTION 11.  Conditions to Obligations of the Purchaser.................................................36
                  (a)      Representations and Warranties........................................................36
                  (b)      Performance of Obligations of the Company.............................................36
                  (c)      Certificates..........................................................................36
                  (d)      Warrant Certificates..................................................................36
                  (e)      Stock Certificates....................................................................37
                  (f)      No Material Adverse Change............................................................37
                  (g)      Administaff 401(k) Plan and Trust.....................................................37
                  (h)       Opinions of Counsel to the Company...................................................37

         SECTION 12.  Conditions to Obligations of the Company...................................................37
                  (a)      Representations and Warranties........................................................37
                  (b)      Performance of Obligations of the Purchaser...........................................37
                  (c)      Certificates..........................................................................37
                  (d)      Payment...............................................................................38

         SECTION 13.  Indemnification............................................................................38
                  (a)      The Company...........................................................................38
                  (b)      The Purchaser.........................................................................39
                  (c)      Claims Period.........................................................................40

         SECTION 14.  Termination................................................................................41

         SECTION 15.  Notices....................................................................................42

         SECTION 16.  Costs and Expenses.........................................................................43

         SECTION 17.  Successors.................................................................................43

         SECTION 18.  Survival of Representations................................................................43

         SECTION 19.  Governing Law..............................................................................43

         SECTION 20.  Benefits of this Agreement.................................................................43

         SECTION 21.  Counterparts...............................................................................43

         SECTION 22.  Amendments; Waiver.........................................................................43

         SECTION 23.  Jurisdiction...............................................................................44

         SECTION 24.  Specific Performance.......................................................................44

         SECTION 25.  Confidentiality............................................................................44

         SECTION 26.  Public Announcements.......................................................................44

         SECTION 27.  Entire Agreement...........................................................................45

         SECTION 28.  Severability...............................................................................45


                                List of Exhibits


Exhibit A         -        Marketing Agreement
Exhibit B         -        Registration Rights Agreement
Exhibit C         -        Warrant Agreement
Exhibit D         -        Warrant Certificates
Exhibit E         -        Opinions of Counsel to the Company

                          SECURITIES PURCHASE AGREEMENT


                  THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") is made and entered into as of January 27, 1998 by and between ADMINISTAFF, INC., a Delaware corporation (the "Company"), and AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC., a New York corporation (the "Purchaser").

                                    RECITALS:

                  A. The Purchaser desires to purchase from the Company and the Company desires to issue and sell to the Purchaser, subject to the terms and conditions set forth therein, 693,126 Units (as hereinafter defined), each of which shall consist of one share of Common Stock, par value $.01 per share, of the Company and 2.98 Warrants (as hereinafter defined); and

                  B. The Purchaser and the Company desire to set forth in this Agreement the conditions to the issuance and sale of the Units to the Purchaser;

                  NOW, THEREFORE, in consideration of the premises and the agreements herein set forth, the parties hereto, intending to be legally bound, hereby agree as follows:

                  SECTION 1.  Definitions.

                  (a) Defined Terms. The following terms (whether or not underscored) when used in this Agreement, including its preamble and recitals, shall, except where the context otherwise requires, have the following meanings (such meanings to be equally applicable to the singular and plural forms thereof):

                  "ASF Companies" is defined in Section 3(c).

                  "ASFT" is defined in Section 3(c).

                  "Affiliate" has the same meaning as in Rule 12b-2 promulgated under the Exchange Act; provided that, for purposes of Sections 7 and 8, the last sentence of Section 4(a) and the definitions in this Section 1 of "Business Combination," "Standstill Termination Ownership Threshold" and "Purchaser's Interest," the term "Affiliate" shall not include non-employee directors of the Purchaser or Affiliates of the Purchaser that are in the investment advisory, discretionary money management, asset management, brokerage, insurance, annuity, lending or similar business to the extent they are acting for their own account or the account of, or investing the funds of, their respective customers or clients or funds advised or distributed by them.

                  "Associate" has the same meaning as in Rule 12b-2 promulgated under the Exchange Act; provided that, for purposes of Sections 7 and 8, and the definition in this Section 1 of "Business

Combination," the term "Associate" shall not include non-employee directors of the Purchaser or Associates of the Purchaser that are in the investment advisory, discretionary money management, asset management, brokerage, insurance, annuity, lending or similar business to the extent they are acting for their own account or the account of, or investing the funds of, their respective customers or clients or funds advised or distributed by them.

                  "Agreement" means this Securities Purchase Agreement as in effect on the date hereof and as hereafter amended, supplemented, restated or otherwise modified.

                  "Business Combination" means any one of the following transactions:

                           (i)   Any merger or consolidation of the Company with
                  (A) the Purchaser or (B) any other Person (other than the Company or any Subsidiary of the Company) which Person is, or immediately after such merger or consolidation would be, an Affiliate or Associate of the Purchaser;

                           (ii) Any sale, lease, exchange, mortgage, pledge, transfer or other disposition by the Company or its Subsidiaries (in one transaction or a series of transactions) to or with the Purchaser or any Affiliate or Associate of the Purchaser (or any Person that will be an Affiliate or Associate of the Purchaser immediately after such sale, lease, exchange, mortgage, pledge, transfer or other disposition) of all or substantially all of the consolidated assets of the Company;

                           (iii) The adoption of any plan or proposal for the
                  liquidation or dissolution of the Company proposed by or on behalf of the Purchaser or any Affiliate or Associate of the Purchaser; or

                           (iv) Any reclassification of securities (including any reverse stock split), recapitalization of the Company, or any merger or consolidation of the Company or any other transaction to which the Company is a party which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Company or any Subsidiary thereof which is directly or indirectly owned by the Purchaser or any Affiliate or Associate of the Purchaser.

                  "Business Day" means any day which is neither a Saturday or Sunday nor a legal holiday on which banks are authorized or required to be closed in New York, New York or Houston, Texas.

                  "Change of Control" means the occurrence of any of the following: (a) any Third Party shall have acquired beneficial ownership of more than 30% of the outstanding voting stock of the Company (within the meaning of Section 13(d) or 14(d) of the Exchange Act); or (b) individuals who on the Closing Date were directors of the Company (together with any replacement or additional directors who were nominated or elected by a majority of directors then in office) cease to constitute a majority of the Board of Directors of the Company.

                  "Closing" is defined in Section 2(c).

                  "Closing Date" is defined in Section 2(c).

                  "Code" means the Internal Revenue Code of 1986, as amended.

                  "Common Stock" means shares now or hereafter authorized of any class of common stock of the Company and any other class of capital stock of the Company, however designated, that has the right (subject to any prior rights of any class or series of preferred stock) to participate in any distribution of the assets upon voluntary or involuntary liquidation, dissolution or winding up of the Company or in the earnings of the Company without limit as to per share amount, and shall include, without limitation, the presently authorized 60,000,000 shares of Common Stock, par value $0.01 per share.

                  "Company" is defined in the Preamble.

                  "Company SEC Documents" is defined in Section 3(f).

                  "Company Subsidiary" means any Subsidiary of the Company.

                  "Confidentiality Agreement" means the Confidentiality Agreement by and between the Company and the Purchaser dated as of October 15, 1997.

                  "Equity Securities" means equity securities of the Company and options, warrants or other direct or indirect rights to acquire equity securities of the Company.

                  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

                  "Exercise Price" means the exercise price per share of Common Stock issuable upon exercise of a Warrant, as set forth in the Warrant Certificate evidencing such Warrant and as adjusted from time to time in accordance with the Warrant Agreement.

                  "Expiration Date" means the expiration date of a Warrant, as set forth in the Warrant Certificate evidencing such Warrant.

                  "Fair Market Value per Share" means the arithmetic mean of the closing sales price of a share of Common Stock as reported by the New York Stock Exchange Composite Transactions over the five trading days immediately preceding the date of determination or, if not so trading, the fair value as determined in good faith by the Board of Directors of the Company.

                  "Fiscal Quarter" means any quarter of a Fiscal Year.

                  "Fiscal Year" means each 12-month accounting period ending December 31 of a calendar year.

                  "Form Client Service Agreement" is defined in Section 3(p).

                  "Fully Diluted Basis" includes, without duplication, (i) all shares of Common Stock outstanding at the time of calculation, (ii) Common Stock issuable upon exercise of all outstanding warrants, options and other rights to acquire Common Stock directly or indirectly and (iii) Common Stock issuable upon conversion of all securities convertible directly or indirectly into Common Stock.

                  "GAAP" means generally accepted accounting principles in effect from time to time in the United States.

                  "Governmental Authority" means any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

                  "Hazardous Materials" means those substances, materials, and items, in any form, whether solid, liquid, gaseous, semisolid, or any combination thereof, whether waste materials, raw materials, chemicals, finished products, byproducts, or any other material or article, which are regulated by or form the basis of liability under federal, state or local environmental, health, and safety statutes or regulations including, without limitation, hazardous wastes, hazardous substances, pollutants, contaminants, asbestos, polychlorinated biphenyls, petroleum (including, but not limited to, crude oil, petroleum-derived substances, waste, or breakdown or decomposition products thereof or any fraction thereof), and radioactive substances.

                  "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                  "Laws" means any judgment, order, decree, statute, law, ordinance, rule or regulation of any Governmental Authority.

                  "Lien" means any mortgage, pledge, hypothecation, assignment, charge, deposit arrangement, encumbrance, lien (statutory or other), adverse claim or other security agreement of any kind or nature whatsoever.

                  "Marketing Agreement" means the Marketing Agreement to be entered into by and between the Company, ASF Companies, ASFT and the Purchaser on the Closing Date in substantially the form of Exhibit A attached hereto.

                  "Material Adverse Effect" means a material adverse effect on the business, properties, assets, financial condition, results of operations or prospects of the Company and the Company Subsidiaries, taken as a whole.

                  "New Securities" is defined in Section 9(a).

                  "Person" means any natural person, corporation, partnership, limited liability company, firm, association or any other entity, whether acting in an individual, fiduciary or other capacity.

                  "Preferred Stock" means the 20,000,000 shares of preferred stock, par value $0.01 per share, authorized pursuant to the Company's certificate of incorporation and any additional shares of preferred stock or other class of capital stock of the Company other than Common Stock that may be authorized pursuant to the Company's certificate of incorporation during the term of this Agreement.

                  "Purchase Price" is defined in Section 2(b).

                  "Purchased Stock" means the 693,126 shares of Common Stock of the Company purchased by the Purchaser at the Closing pursuant to this Agreement and such additional shares of Common Stock as may be purchased by the Purchaser from the Company in connection with the Purchaser's exercise of its preemptive rights in accordance with Section 9 hereof.

                  "Purchaser's Interest" means, as of the date of determination, the total number of shares of Common Stock (i) owned, directly or indirectly, by the Purchaser or any of its Affiliates and (ii) for which Warrants owned, directly or indirectly, by the Purchaser or any of its Affiliates may be exercised, assuming all such Warrants are exercisable as of the date of such determination, expressed as a percentage of the Common Stock on a Fully Diluted Basis at the time of calculation.

                  "Purchaser Nominee" is defined in Section 6.

                  "Repurchase Agreements" is defined in Section 2(d).

                  "Registration Rights Agreement" means the Registration Rights Agreement to be entered into by and between the Company and the Purchaser, in substantially the form of Exhibit B attached hereto.

                  "SEC" means the Securities and Exchange Commission.

                  "Securities Act" means the Securities Act of 1933, as amended from time to time.

                  "Standstill Termination Ownership Threshold" means, as of the fifth anniversary of the Closing Date, the total number of shares of Common Stock (i) owned, directly or indirectly, by the Purchaser or any of its Affiliates and (ii) for which Warrants owned, directly or indirectly, by the Purchaser or any of its Affiliates, with an exercise price per share that is less than the Fair Market Value per Share are exercisable, expressed as a percentage of the Common Stock on a Fully Diluted Basis as of the fifth anniversary.

                  "Subsidiary" of any corporation means any other corporation greater than 50% of the outstanding shares of capital stock having ordinary voting power for the election of directors is owned directly or indirectly by such corporation. Except as otherwise indicated herein, references to Subsidiaries shall refer to Subsidiaries of the Company.

                  "Tax" means all federal, state, local and foreign income, employment, property, sales and excise taxes and all other taxes, assessments, fees, tariffs or governmental charges of any nature whatsoever, together with any penalties, interest or additions to Tax with respect thereto.

                  "Termination Event" is defined in Section 7(c).

                  "Third Party" shall have the meaning set forth in Section 7(b) hereof.

                  "Transaction Documents" means, collectively, this Agreement, the Warrant Agreement, the Warrant Certificates, the Registration Rights Agreement, the Marketing Agreement and any other agreement executed or delivered at the Closing in connection with any of the foregoing to which the Company, its Subsidiaries and the Purchaser is a party.

                  "Unit" means an investment unit consisting of one share of Common Stock and 2.98 Warrants.

                  "Unit Stock" means the Purchased Stock and the Warrant Stock.

                  "Warrant Agreement" means the Warrant Agreement to be entered into by and between the Company and the Purchaser on the Closing Date, in substantially the form of Exhibit C attached hereto.

                  "Warrant Certificates" means collectively, the certificates evidencing (i) the Warrants with an Expiration Date of the third anniversary of the Closing Date in the form of Exhibit D-1 attached hereto, (ii) the Warrants with an Expiration Date of the fourth anniversary of the Closing Date in the form of Exhibit D-2 attached hereto, (iii) the Warrants with an Expiration Date of the fifth anniversary of the Closing Date in the form of Exhibit D-3 attached hereto, (iv) the Warrants with an Expiration Date of the sixth anniversary of the Closing Date in the form of Exhibit D-4 attached hereto, and (v) the Warrants with an Expiration Date of the seventh anniversary of the Closing Date in the form of Exhibit D-5 attached hereto.

                  "Warrant Securities" means, collectively, the Warrants and Warrant Stock.

                  "Warrant Stock" means the securities which a Holder may acquire upon exercise of a Warrant, together with any other securities which such Holder may be issued in respect of any such securities, including, without limitation, by way of any dividend or other distribution on such securities, any split-up of such securities or a recapitalization, merger, consolidation, share exchange, reorganization or other transaction or series of related transactions in which shares of such securities are changed into or exchanged for securities of another corporation.

                  "Warrants" is defined in Section 2.

                  (b) Cross-References. Unless otherwise specified, references in this Agreement to any Section are references to such Section of this Agreement, and unless otherwise specified, references in any Section or definition to any clause or subsection are references to such clause or subsection of such Section or definition.

                  SECTION 2.  Purchase and Sale of Units; Closing.

                  (a) Purchase and Sale of Units. On the terms and subject to the conditions set forth in this Agreement, the Company hereby agrees to issue, sell and deliver to the Purchaser on the Closing Date, and the Purchaser hereby agrees to purchase from the Company on the Closing Date, 693,126 Units, each of which shall consist of (i) one share of Common Stock and (ii) 2.98 Warrants. Each Warrant shall be exercisable in accordance with the terms of the Warrant Agreement (together with any warrants issued in substitution or replacement therefor, the "Warrants"). The Warrants issued to the Purchaser on the Closing Date shall be identical except for the Expiration Date and the Exercise Price. The Expiration Date for the Warrants shall be as follows: the third anniversary of the Closing Date for 400,000 Warrants; the fourth anniversary of the Closing Date for 400,000 Warrants; the fifth anniversary of the Closing Date for 400,000 Warrants; the sixth anniversary of the Closing Date for 400,000; and the seventh anniversary of the Closing Date for 465,515 Warrants. The Exercise Price for the Warrants shall be as follows: $40 for the Warrants expiring on the third anniversary of the Closing Date; $50 for the Warrants expiring on the fourth anniversary of the Closing Date; $60 for the Warrants expiring on the fifth anniversary of the Closing Date; $70 for the Warrants expiring on the sixth anniversary of the Closing Date; and $80 for the Warrants expiring on the seventh anniversary of the Closing Date.

                  (b) Purchase Price. The Purchaser shall pay to the Company on the Closing Date an aggregate purchase price for the 693,126 Units of Seventeen Million Seven Hundred Thirty-Three Thousand One Hundred Fifty Dollars ($17,733,150) (the "Purchase Price") by wire transfer of immediately available funds to a bank account designated by the Company not less than three Business Days prior to the Closing Date.

                  (c) Closing. Subject to the satisfaction or waiver of the conditions set forth herein, the closing of the sale and purchase of the Units (the "Closing") shall take place at American Express Tower, World Financial Center, 200 Vesey Street, New York, New York, at 10:00 a.m. on March 16, 1998, or at such other place and time as may be agreed upon by the Purchaser and the Company.

                  (d) Deliveries at Closing. Subject to the satisfaction or waiver of the conditions set forth herein, at the Closing, the Company shall execute and deliver to the Purchaser the following: (i) the Warrant Agreement;
(ii) the Marketing Agreement; (iii) the Registration Rights Agreement; (iv) the Warrant Certificates evidencing an aggregate of 2,065,515 Warrants purchased hereunder; (v) stock certificates evidencing an aggregate of 693,126 shares of Common Stock purchased hereunder (which certificates shall bear the legends set forth in Section 8(e)) and (vi) such other instruments as may reasonably be requested by the Purchaser to evidence the consummation of the transactions contemplated hereby. Subject to the satisfaction or waiver of the conditions set forth herein, at the Closing, the Purchaser shall execute and deliver to the Company the following: (i) the Warrant Agreement; (ii) the Marketing Agreement;
(iii) the Registration Rights Agreement and (iv) such other instruments as may reasonably be requested by the Company to evidence the consummation of the transactions contemplated hereby.

                  SECTION 3. Representations and Warranties of the Company. The Company represents and warrants to the Purchaser as follows:

                  (a) Organization, Standing and Power of the Company. The Company is a corporation duly organized and validly existing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect. The Company has delivered to the Purchaser complete and correct copies of its Certificate of Incorporation, as amended (the "Company's Certificate") and Amended Bylaws (the "Company's Bylaws").

                  (b) Company Subsidiaries. Schedule 3(b) to the Company Disclosure Letter sets forth each Company Subsidiary and the ownership interest therein of the Company. Except as set forth on Schedule 3(b) to the Company Disclosure Letter, all the outstanding shares of capital stock of each Company Subsidiary have been validly issued and are fully paid and nonassessable, are owned by the Company or by another Company Subsidiary free and clear of all Liens. Each Company Subsidiary is a corporation, duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not have a Material Adverse Effect. There are no restrictions on any Company Subsidiary's ability to dividend or distribute money to the Company, except for certain state regulatory obligations which require the maintenance of minimum levels of net worth and any restrictions under applicable corporate law. Copies of the charters, articles or certificates of incorporation, bylaws or other organization documents (as amended to the date of this Agreement) for each Company Subsidiary have been previously delivered to Purchaser.

                  (c) Authorization; Non-Contravention; Consents; Issuance of Common Stock and Warrants.

                           (i) The Company and its Subsidiaries have the full
                  corporate power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform their respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents by the Company, Administaff of Texas, Inc. ("ASFT") and Administaff Companies, Inc., ("ASF Companies") the performance by the Company, ASFT and ASF Companies of their respective obligations hereunder and thereunder and the consummation by the Company, ASFT and ASF Companies of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Company, ASFT and ASF Companies. This Agreement has been, and each of the other Transaction Documents will be at the Closing, duly executed and delivered by the Company, ASFT and ASF Companies and this Agreement constitutes, and, assuming the due execution and delivery thereof by the Purchaser, each of the other Transaction Documents upon due execution and delivery will constitute, a valid and binding agreement of the Company, ASFT and ASF

                  Companies (to the extent a party thereto), enforceable against the Company, ASFT and ASF Companies (to the extent a party thereto) in accordance with its respective terms, except as such enforceability may be affected by bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors rights generally and other than general equitable principles. Except as set forth in Schedule 3(c) to the Company Disclosure Letter, the execution, delivery and performance of this Agreement and of the Transaction Documents by the Company, ASFT and ASF Companies do not and will not, and the consummation of the transactions contemplated hereby and by the other Transaction Documents will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit or alteration of rights or obligations under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, (A) the Company's Certificate or the Company's Bylaws, or the comparable charter or organizational documents of any Company Subsidiary, (B) any loan or credit agreement, note, bond, mortgage, indenture, reciprocal easement agreement, lease or other agreement, instrument, permit, concession, contract, franchise or license to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound or (C) subject to the governmental filings and other matters referred to in the following sentence, any Laws applicable to the Company or any Company Subsidiary, or their respective properties or assets, other than, in the case of clause (B) or
                  (C), any such conflicts, violations, defaults, rights or Liens that either individually or in the aggregate would not (x) have a Material Adverse Effect or (y) prevent or delay in any material respect the consummation of any of the transactions contemplated hereby or by the other Transaction Documents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement and the other Transaction Documents by the Company, ASFT and ASF Companies or the consummation by the Company, ASFT and ASF Companies of the transactions contemplated hereby or thereby, except for (A) the filing with the SEC of a Notice of Sale of Securities on Form D and such reports under Section 13(a) of the Exchange Act, as may be required in connection with this Agreement and such transactions, (B) filings required under the HSR Act and (C) such other consents, approvals, orders, authorizations, registrations, declarations and filings (x) as are set forth in Schedule 3(c) to the Company Disclosure Letter or (y) which, if not obtained or made, would not prevent or delay in any material respect the consummation of any of the transactions contemplated hereby or by the other Transaction Documents or otherwise prevent the Company, ASFT and ASF Companies from performing its obligations under this Agreement or any other

                  Transaction Document in any material respect or have, individually or in the aggregate, a Material Adverse Effect.

                           (ii) Upon delivery to Purchaser of stock certificates
                  evidencing the Common Stock to be purchased by the Purchaser hereunder and Warrant Certificates evidencing the Warrants in accordance with the terms hereof, such Common Stock and the Warrants, respectively, will have been validly issued and fully paid and nonassessable, free and clear of all Liens and the issuance thereof will not give rise to any preemptive rights, except for such rights as set forth on Schedule 3(c)(ii) to the Company Disclosure Letter which rights have been effectively waived. The issuance of the shares of Warrant Stock pursuant to the Warrant Agreement has been duly authorized and, when issued upon exercise of the Warrants in accordance with the terms of the Warrant Agreement, such shares will have been validly issued and fully paid and nonassessable. The Company has reserved 2,065,515 shares of Common Stock for issuance upon the exercise of the Warrants. Except as set forth in the Registration Rights Agreement and on Schedule 3(c)(ii) to the Company Disclosure Letter, no Person has the right to demand or any other right to cause the Company to file any registration statement under the Securities Act relating to any securities of the Company or any right to participate in any such registration.

                  (d) Capital Structure. The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock. As of January 20, 1998, (i) 14,361,925 shares of Common Stock and no shares of Preferred Stock were issued and outstanding, (ii) 489,117 shares of Common Stock were held by the Company in its treasury (and 150,000 outstanding shares of Common Stock held by a total of six persons who are listed on Scheduled 3(d)(ii) to the Company Disclosure Letter are to be purchased by the Company at a price of $21.00 per share prior to Closing pursuant to written agreements which the Company has previously delivered to the Purchaser), and
(iii) 861,804 shares of Common Stock were issuable under the Company's employee benefit or incentive plans pursuant to awards granted or that may be granted by the Company. (The written agreements referred in clauses (ii) hereof are sometimes also referred to herein as "Repurchase Agreements.") Except as set forth in this Section 3(d) or in Schedule 3(d) to the Company Disclosure Letter, no shares of Common Stock or other voting securities of the Company were issued, reserved for issuance or outstanding. The Company has no outstanding stock appreciation rights relating to the Common Stock of the Company. All outstanding shares of Common Stock of the Company are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except (A) as set forth above in this Section 3(d), or (B) as set forth in Schedule 3(d) to the Company Disclosure Letter, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any

Company Subsidiary is a party or by which such entity is bound, obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, voting securities or other ownership interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Except as set forth on Schedule 3(d) to the Company Disclosure Letter, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock, voting securities or other ownership interests in the Company or any Company Subsidiary or make any investment (in the form of a loan, capital contribution or otherwise) in any Person (other than a Company Subsidiary). There are no outstanding agreements related to the voting of capital stock of the Company.

                  (e) Securities Laws. In reliance on the investment representations contained in Section 4(a), the offer, issuance, sale and delivery of the shares of Common Stock and the Warrants to the Purchaser as provided in this Agreement, and the issuance and delivery of Common Stock upon the exercise of the Warrants by the Purchaser, are and will be exempt from the registration requirements of the Securities Act and all applicable state securities laws, as such laws are currently in effect.

                  (f) SEC Documents; Financial Statements; Undisclosed Liabilities. The Company has filed all reports, schedules, forms, statements and other documents required to be filed with the SEC (the "Company SEC Documents"). All of the Company SEC Documents, as of their respective filing dates, complied, or will comply, as the case may be, in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Company SEC Documents. None of the Company SEC Documents at the time of filing and effectiveness contained, or will contain as of the Closing Date, as the case may be, any untrue statement of a material fact or omitted, or will omit, as the case may be, to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been amended, modified or superseded by later Company SEC Documents. The consolidated financial statements of the Company included in the Company SEC Documents complied, or will comply, as the case may be, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared, or will be prepared, as the case may be, in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q promulgated under the Exchange Act) applied on a consistent basis during the periods involved and fairly presented, or will present, as the case may be, in accordance with the applicable requirements of GAAP, the consolidated financial position of the Company as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments which were not or are not expected to be material in amount). Except as set forth in the Company SEC Documents filed with the SEC prior to the date hereof or in Schedule 3(f) to the Company Disclosure Letter, and except for liabilities and obligations incurred since September 30, 1997 in the ordinary course of business and consistent with past practice, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company or in the notes thereto and which, individually or in the aggregate, would have a Material Adverse Effect.

                  (g) Absence of Certain Changes or Events. Except as set forth in the Company SEC Documents filed with the SEC prior to the date hereof or disclosed in Schedule 3(g) to the Company Disclosure Letter, since December 31, 1996, the Company and the Company Subsidiaries have conducted their business only in the ordinary course and there has not been (i) any change that would have a Material Adverse Effect, nor has there been any occurrence or circumstance that with the passage of time would reasonably be expected to result in a Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock, (iii) any split, combination or reclassification of any of the Company's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, or giving the right to acquire by exchange or exercise, shares of its capital stock or any issuance of an ownership interest in, any Company Subsidiary, (iv) any damage, destruction or loss, whether or not covered by insurance, that has or would have or is reasonably likely to have a Material Adverse Effect or (v) any change in accounting methods, principles or practices by the Company or any Company Subsidiary, except insofar as required by a change in GAAP.

                  (h) Litigation. Except as disclosed in Schedule 3(h) to the Company Disclosure Letter, there is no suit, action or proceeding pending, threatened in writing or to the best knowledge of the Company otherwise threatened against or affecting the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, could reasonably be expected to (i) have a Material Adverse Effect or (ii) prevent or delay in any material respect the consummation of any of the transactions contemplated hereby or by the other Transaction Documents, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against the Company or any Company Subsidiary or any of their respective properties or assets having, or which, insofar as reasonably can be foreseen, in the future would have, any such effect.

                  (i) Title to Assets. Except as set forth on Schedule 3(i) to the Company Disclosure Letter, the Company and the Company Subsidiaries have good, valid and marketable title to, or valid and subsisting leasehold interests in, all of the assets owned or used in the operation of the Company, free and clear of all Liens, except for (i) Liens and imperfections of the title that do not, singly or in the aggregate, materially interfere with the present use by the Company or any of the Company Subsidiaries of the property subject thereto or affected thereby or that otherwise do not have a Material Adverse Effect on the Company and the Company Subsidiaries, (ii) Liens for assessments or governmental charges, or landlords', mechanics', workmen's, materialmen's or similar liens, in each case that (x) either are not delinquent or that are being contested in good faith and (y) do not constitute Liens or charges arising under ERISA or the Code and (iii) Liens reflected in the consolidated balance sheet of the Company as of September 30, 1997, as contained in the Company SEC Documents filed with the SEC prior to the date hereof.

                  (j) Environmental Matters. Except (i) as disclosed in the Company SEC Documents filed prior to the date hereof, (ii) as set forth in
Schedule 3(j) to the Company Disclosure Letter or (iii) as to matters previously remediated in accordance with applicable Law, none of the Company, or any Company Subsidiaries or, to the Company's knowledge, any other Person has caused or permitted (a) the presence of any Hazardous Materials at, in, on, or under any of the real properties owned or leased by the Company or any of the Company Subsidiaries in any amount, form, or location that would be unlawful, require investigation, notification of Government Authorities, or remedial action, or otherwise result in potential material liabilities under any applicable local, state, or federal environmental Laws, or (b) any spills, releases, discharges or disposal of Hazardous Materials to have occurred or be presently occurring on or from any of the real property owned or leased by the Company as a result of the Company's operation and use of such properties, which presence or occurrence would, individually or in the aggregate, have or is reasonably likely to have a Material Adverse Effect; and except (i) as disclosed in the Company's SEC Documents filed prior to the date hereof, (ii) as set forth in Schedule 3(j) to the Company Disclosure Letter and (iii) as to matters previously remediated in accordance with applicable law in connection with the Company's operation and use of the real property owned or leased by the Company, the Company and the Company Subsidiaries have complied in all material respects with all applicable local, state and federal environmental Laws, regulations, ordinances and administrative and judicial orders relating to the generation, use, recycling, reuse, sale, storage, handling, transport and disposal of any Hazardous Materials.

                  (k) Related Party Transactions. Set forth in Schedule 3(k) to the Company Disclosure Letter or in the Company's definitive proxy statement for the Annual Meeting of Shareholders held May 23, 1997 is a list of all arrangements, agreements and contracts entered into by the Company or any of the Company Subsidiaries with any Person who is an executive officer, director or Affiliate of the Company or any of the Company Subsidiaries, or any entity of which any of the foregoing is an Affiliate which would be required to be disclosed under Item 404 of Regulation S-K (other than compensation paid or payable by the Company or its Subsidiaries to such Persons for calendar year 1997 or during calendar year 1998 in respect of salaries, bonuses, inactive plan participation, directors' fees and similar compensation arrangements in the ordinary course of business and other than the Repurchase Agreements.

                  (l) Absence of Changes in Benefit Plans; ERISA Compliance.

                           (i) Except as disclosed in Schedule 3(l)(i) to the
                  Company Disclosure Letter or in the Company SEC Documents filed prior to the date hereof, since the date of the most recent audited financial statements included in the Company SEC Documents filed with the SEC prior to the date hereof, there has not been any adoption or amendment by the Company, any Company Subsidiary or any Person affiliated with the Company under Section 414(b), (c), (m) or (o) of the Code (each, an "ERISA Affiliate of the Company") of any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical, employment agreement or other employee benefit plan, arrangement, agreement, policy or understanding (whether or not legally binding, or oral or in writing) providing benefits to any current or former employee, officer or director of the Company or any of their dependents, any Company Subsidiary, or any ERISA Affiliate of the Company (collectively, "Company Benefit Plans"). No Company Benefit Plan is, or has been subject to Title IV of ERISA or to Section 412 of the Code (except for the Company's 401(k) plan, which was formerly a money purchase plan subject to Section 412 of the Code) or Section 302 of ERISA or provides post-retirement health benefits other than the health benefits required under Section 4980B of the Code or Part 6 of Title I of ERISA.

                  Each Company Benefit Plan pursuant to which the Company has any liability is listed in Schedule 3(l)(i) to the Company Disclosure Letter, and true and correct copies of each of the following have been made available to the Purchaser with respect to each such Company Benefit Plan, where applicable:
                  (i) all annual reports (Form 5500, including applicable schedules), if any, relating to each such Company Benefit Plan filed with the IRS since January 1, 1995, (ii) each such Company Benefit Plan, (iii) the trust agreement, if any, relating to each such Company Benefit Plan, (iv) the most recent summary plan description for each such Company Benefit Plan for which a summary plan description is required by ERISA, (v) each administrative services agreement, if any, with respect to each Company Benefit Plan, and (vi) the most recent determination letter, if any, issued by the Internal Revenue Service with respect to any such Company Benefit Plan qualified under Section 401 of the Code.

                  Except as set forth in Schedule 3(l)(i) to the Company Disclosure Letter, as to any such Company Benefit Plan intended to be qualified under Section 401 of the Code, (i) such Company Benefit Plan satisfies in form and in operation the requirements of such Section and there has been no termination or partial termination of, or complete discontinuance of contributions under, such Company Benefit Plan within the meaning of Section 411(d)(3) of the Code and (ii) the Internal Revenue Service has issued a favorable determination letter, which remains valid and in full force and effect.

                  As to any such terminated Company Benefit Plan intended to have been qualified under Section 401 of the Code, such terminated Company Benefit Plan received a favorable determination letter from the Internal Revenue Service with respect to its termination.

                  Except as set forth in Schedule 3(l)(i) to the Company Disclosure Letter, either the Company, a Company Subsidiary or an ERISA Affiliate of the Company has the right, either individually or in the aggregate, unilaterally to terminate any, and each, of the Company Benefit Plans without incurring any additional contributions or expense to fund or pay any benefits upon such termination, other than contributions or expenses that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

                  Except as set forth in Schedule 3(l)(i) to the Company Disclosure Letter or in the Company SEC Documents filed prior to the date hereof, there are no audits, investigations, actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of such Company Benefit Plans or their assets that could reasonably be expected to have a Material Adverse Effect.

                  Except as set forth in Schedule 3(l)(i) to the Company Disclosure Letter or as disclosed in the Company SEC Documents filed prior to the date hereof, all reports, returns and similar documents with respect to the Company Benefit Plans required to be filed with any governmental agency have been so timely filed.

                  Neither the Company, any Company Subsidiary nor any ERISA Affiliate of the Company makes or has made, nor has or has had an obligation to make, nor reimburses or has reimbursed, nor has or has had an obligation to reimburse, another employer, directly or indirectly, for making, contributions to any plan, that is a multiemployer plan subject to Title IV of ERISA.

                  To the extent assets have been set aside in a trust or other separate account to pay directly or indirectly benefits under any Company Benefit Plan, all such assets are shown on the books and records of such trust or separate account at their current fair market value.

                           (ii) Except as described in Schedule 3(l)(ii) to the
                  Company Disclosure Letter, as disclosed in the Company SEC Documents filed prior to the date hereof, or as would not reasonably be expected to have a Material Adverse Effect, (A) all Company Benefit Plans, including any such plan that is an "employee benefit plan" as defined in Section 3(3) of ERISA, are in compliance with all applicable requirements of law (including applicable laws of any jurisdiction outside of the United States of America), including ERISA and the Code, (B) all contributions required to be made to the Company Benefit Plans pursuant to their terms and provisions have been timely made and other than contributions in the normal course of business, neither the Company, any Company Subsidiary nor any ERISA Affiliate of the Company has any liabilities or obligations with respect to any such Company Benefit Plan, whether accrued, contingent or otherwise, nor to the best knowledge of the Company are any such liabilities or obligations expected to be incurred and (C) other than claims for benefits made in the normal course, no individual has any claim with respect to any such Company Benefit Plan, nor to the knowledge of the Company is any such claim expected to be incurred. Except as set forth in Schedule 3(l)(ii) to the Company Disclosure Letter, the execution of, and performance of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Benefit Plan, policy, arrangement or agreement or any trust or loan that will or may trigger any payment (whether of severance pay or otherwise), acceleration in the accrual or payment of any benefits, forgiveness of indebtedness, vesting of benefits, increase in benefits or obligation to fund benefits with respect to any current or former employee, officer or director of the Company, any Company Subsidiary, or any ERISA Affiliate of the Company or their dependents.

                  Except as set forth in Schedule 3(1)(ii) to the Company Disclosure Letter, as disclosed in the Company SEC Documents filed prior to the date hereof or as would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any Company Subsidiary has a duty or obligation to indemnify or hold any other person or entity harmless for any liability attributable to any acts or omissions by such person or entity with respect to any Company Benefit Plan.

                  (m) Taxes.

                           (i) Except as set forth in Schedule 3(m) to the
                  Company Disclosure Letter, the Company and each Company Subsidiary has (A) timely filed all Tax returns and reports required to be filed by it (after giving effect to any filing extension properly granted by a Governmental Authority having authority to do so) and all such returns and reports are accurate and complete in all material respects; and (B) timely paid (or the Company has paid on its behalf) all material Taxes required to be paid by it, and the most recent financial statements contained in the Company SEC Documents reflect an adequate reserve for all material Taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such financial statements. Except as set forth on Schedule 3(m) to the Company Disclosure Letter, no deficiencies greater than $25,000 for any Taxes have been proposed, asserted or assessed against the Company, any predecessor to the Company or any of the Company Subsidiaries during the past five years, and no requests for waivers of the time to assess any such Taxes are pending.

                  (n) No Payments to Employees, Officers or Directors. Except as set forth on Schedule 3(n) to the Company Disclosure Letter, or filed as an exhibit to a Company SEC Document filed prior to the date hereof, there is no employment or severance contract, or other agreement requiring payments to be made or increasing any amounts payable thereunder on a change of control or otherwise as a result of the consummation of any of the transactions contemplated hereby or by the other Transaction Documents, with respect to any employee, officer or director of the Company or any Company Subsidiary.

                  (o) Compliance with Laws; Permits.

                           (i) Except as set forth in Schedule 3(h) or 3(o)(i) to the Company Disclosure Letter, neither the Company nor any Company Subsidiary has violated or failed to comply with any Law applicable to its business, properties or operations, except for violations and failures to comply that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

                           (ii) The permits, licenses, approvals, franchises,
                  registered and common law trademarks, service marks, trade names, copyrights (and applications for each of the foregoing), notices and authorizations issued by Governmental Authorities (collectively, the "Permits") and held by the Company and the Company Subsidiaries are all the Permits required for the conduct by the Company and the Company Subsidiaries of their respective businesses. All the Permits are in full force and effect, and neither the Company nor any Company Subsidiary has engaged in any activity which to the Company's knowledge would cause or permit revocation or suspension of any such Permit, and no action or proceeding looking to or contemplating the revocation or suspension of any such Permit is pending or, to the knowledge of the Company, threatened. To the Company's knowledge, there are no existing defaults or events of default by the Company or any Company Subsidiary under any Permit and no event or state of facts has occurred which with notice or lapse of time or both would constitute a default by the Company or any Company Subsidiary under any such Permit. The Company does not have any knowledge of any default or claimed or purported or alleged default or state of facts which with notice or lapse of time or both would constitute a default on the part of any Person other than the Company or any Company Subsidiary that is a party to such Permit in the performance of any obligation to be performed or paid by such Person under any Permit. The use by the Company of any proprietary rights relating to any Permit does not involve any claimed infringement of such Permit or rights. The consummation of the transactions contemplated hereby and by the other Transaction Documents will not affect the continuation, validity or effectiveness of the Permits or require the consent of any Person under any of the Permits. Except as set forth in paragraph (iii) below, the Company is not required to be licensed by any governmental or regulatory body.

                           (iii) The operations of the Company are (A) licensed
                  under the laws of Arkansas, Florida, New Hampshire, Maine, Oregon, South Carolina, Tennessee, Texas and Utah (and application has been made for a license to operate as a professional employer organization in the State of Minnesota) and in each other state where the failure to be licensed would have a Material Adverse Effect on the Company and (B) registered in Kentucky, Massachusetts, Minnesota, Nevada, New Mexico, and Rhode Island and in each other state where the failure to be registered would have a Material Adverse Effect on the Company. The Company has satisfied (or with respect to Minnesota is in the process of satisfying) all requirements for obtaining the licenses and registrations in each state listed or otherwise referred to in the immediately preceding sentence and is in compliance in all material respects with all other applicable Laws, including, but not limited to, those Laws regulating professional employer organizations in each state in which it operates.

                  (p) Contracts; Debt Instruments.

                           (i) To the Company's knowledge, neither the Company nor any Company Subsidiary is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any loan or credit agreement, note, bond, mortgage or indenture, or any other material contract, agreement, arrangement or understanding, to which it is a party or by which it or any of its properties or assets is bound, except as set forth in Schedule 3(p) to the Company Disclosure Letter and except for violations or defaults that would not, individually or in the aggregate, result in a Material Adverse Effect.

                           (ii) Except as set forth on Schedule 3(p) hereto or filed as an exhibit to a Company SEC Document filed prior to the date hereof, the Company has no:

                                    (A) Contract or agreement (other than client
                           service agreements) involving amounts payable to the Company in each case during any 12-month period, which will aggregate $500,000 or more;

                                    (B) Management or employment contract or
                           collective bargaining or other labor union agreement;

                                    (C) Contract or agreement for the purchase,
                           sale or lease of goods, materials, equipment, supplies or capital assets or for the rendering of services (excluding any insurance or benefit plan contracts or agreements) involving payments by the Company which will aggregate $500,000 or more in any 12-month period or which require more than 30 days' notice in order for such commitments to be terminated without liability to the Company;

                                    (D) Loan, factoring, guaranty, credit line
                           or subordination agreement;

                                    (E) Joint venture or other agreement
                           involving sharing of profits;

                                    (F) Outstanding offer or bid which, if
                           accepted, would result in a contract (other than client service agreements) requiring the Company to pay, or that there be paid to the Company, in the aggregate, $500,000 or more in any 12-month period; or

                                    (G) Material contract, commitment, or
                           obligation not made in the ordinary course of business.

                  True and complete copies of all such contracts and other documents noted in Schedule 3(p)(ii) have been furnished to the Purchaser. The Company is not a party to or bound by any executory or presently existing contract, agreement or other arrangement which has had, or which Company believes or has reason to believe may in the future have, a Material Adverse Effect. All contracts and other agreements to which the Company is a party are in full force and effect and are enforceable by the Company against all other parties thereto in all material respects.

                           (iii) True and complete copies of the Company's form
                  of client service agreement (the "Form Client Service Agreement"), together with all forms of addenda thereto, have been furnished to the Purchaser. Each of the client service agreements to which the Company or any Company Subsidiary is a party or is bound is substantially in the form of the Form Client Service Agreement and each of the addenda attached thereto is substantially similar to one of the forms of addenda previously furnished to the Purchaser.

                  (q) State Takeover Statutes. The Board of Directors of the Company has approved pursuant to Section 203(a)(1) of the Delaware General Corporation Law the following transactions pursuant to which the Purchaser may be deemed to be an "interested stockholder" (as defined in the Delaware General Corporation Law): (i) the issuance of the Unit Stock and the Warrants to the Purchaser at the Closing, (ii) the issuance of the Warrant Stock to the Purchaser upon the exercise of the Warrants pursuant to, and the other transactions to be effected in accordance with, the Warrant Agreement, (iii) the exercise by the Purchaser of the preemptive rights pursuant to Section 9(a) hereof (regardless of whether the Purchaser's Interest is greater than or less than 15% at the time of exercise of such rights), (iv) the exercise by the Purchaser of other purchase rights pursuant to Section 9(b) hereof (regardless of whether the Purchaser's Interest is greater than or less than 15% at the time of exercise of such rights) and (v) the transactions to be effected in accordance with the Marketing Agreement and the Registration Rights Agreement and, accordingly, the restrictions contained in Section 203 of the Delaware General Corporation Law regarding business combinations with interested stockholders will not apply to the Purchaser so long as the Purchaser engages in any of the transactions set forth in (i) through (v) above. The Company also has taken all actions necessary, if any, to exempt the transactions to be effected between the Purchaser and the Company and its Affiliates from the operation of any other applicable "business combination" or anti-takeover statute or similar statute enacted under any state laws or the federal laws of the United States, or any similar statute or regulation.

                  (r) Insurance. The Company maintains commercial property (including business interruption coverage), commercial general liability, automobile liability, product liability, professional liability, employment practices liability, workers' compensation, employer's liability and umbrella liability with reputable insurance carriers, which the Company reasonably believes provide adequate coverage for all normal risks incident to the business of the Company and the Company Subsidiaries and their respective properties and assets. The Company believes that the insurance policies and bonds maintained by it are in such amounts and cover such losses and risks as are generally maintained by comparable businesses.

                  (s) Worksite Employee Numbers. For the month of December 1997, the number of paid worksite employees of the Company was approximately 29,700. As of December 31, 1997, the Company had paid or accrued all salaries, wages, employers' portion of social security and Medicare taxes , employee benefit plan premiums, insurance premiums, employment related taxes, health care and workers' compensation costs, state unemployment taxes and administrative costs and related expenses with respect to such worksite employees due and payable by such dates and since December 31, 1997, the Company has continued to pay or accrue such amounts as such obligations have become due and payable.

                  (t) Software.

                           (i) Except as specified on Schedule 3(t) to the Company Disclosure Letter, the Company owns all right, title and interest in and to, or holds valid licenses or sub-licenses to use, all of the computer software used by the Company in its operations, free and clear of any liens, claims or encumbrances of any kind or nature (excluding the rights of the owner or licensor in the case of software licensed or sub-licensed by the Company from others). Except as specified on Schedule 3(t) to the Company Disclosure Letter, all computer software owned by the Company was developed by the Company entirely through the Company's own efforts and for its own account. The use by the Company of computer software licensed to the Company from third parties (including the sublicensing of such licensed software to customers) does not violate the terms of the respective license agreements with respect to such licensed software.

                           (ii) Except as set forth on Schedule 3(t) to the Company Disclosure Letter, no director, officer or employee of the Company owns, directly or indirectly, in whole or in part, any computer software or other intellectual property right which the Company is using or which is necessary for the business of the Company as now conducted.

                           (iii) All computer software owned by the Company is
                  fully Year 2000 Compliant (as defined below), and, to the Company's knowledge after due inquiry, all software owned by third parties and licensed to the Company is fully Year 2000 Compliant. "Year 2000 Compliant" means (A) the computer software is capable of correctly processing, providing and receiving date data within and between the twentieth and twenty-first century (including accounting for all required leap year calculations); and (B) all date fields in the computer software use four digit year fields.

                  (u) Brokers. No broker, investment banker, financial advisor or other Person (the "Financial Advisors"), other than Morgan Stanley & Co. Incorporated, has been used or retained by the Company in connection with the transactions contemplated hereby and by the other Transaction Documents based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company shall be responsible for any and all expenses related to its Financial Advisors, including Morgan Stanley & Co. Incorporated.

                  SECTION 4. Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Company as follows:

                  (a) Investment Representations. The Purchaser is purchasing the Common Stock and Warrants pursuant to this Agreement for its own account, for investment purposes and not with a view to the distribution thereof; provided, however, that the foregoing representation shall not be construed as imposing any limitation on the Purchaser's right to transfer Common Stock or Warrants that is not otherwise expressly set forth in this Agreement or the Warrant Agreement or required under applicable law. None of the Purchaser or any of its Affiliates owns any capital stock of the Company and, except to the extent contemplated by the terms of this Agreement, none of the Purchaser or any of its Affiliates has any option or other right to acquire capital stock of the Company.

                  (b) Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of New York and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

                  (c) Authorization. The Purchaser has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents by the Purchaser, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been, and each of the other Transaction Documents will be at the Closing, duly executed and delivered by the Purchaser and this Agreement constitutes, and, assuming the due execution and delivery thereof by the Company, each of the other Transaction Documents upon due execution and delivery will constitute, the valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its respective terms, except as such enforceability may be affected by bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors rights generally and other than general equitable principles.

                  (d) Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement and of the Transaction Documents by the Purchaser do not and will not, and the consummation of the transactions contemplated hereby and by the other Transaction Documents will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit or alteration of rights or obligations under, or result in the creation of any Lien upon any of the properties or assets of the Purchaser under, (A) the articles of incorporation or Bylaws of the Purchaser, (B) any loan or credit agreement, note, bond, mortgage, indenture, reciprocal easement agreement, lease or other agreement, instrument, permit, concession, contract, franchise or license to which the Purchaser is a party or by which any of its assets are bound, or (C) subject to the governmental filings and other matters referred to in the following sentence, any Laws applicable to the Purchaser or its properties or assets, other than, in the case of clause (B) or (C), any such conflicts, violations, defaults, rights or Liens that neither individually nor in the aggregate would (x) have a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Purchaser or (y) prevent or delay in any material respect the consummation of any of the transactions contemplated hereby or by the other Transaction Documents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to the Purchaser in connection with the execution and delivery of this Agreement and the other Transaction Documents by the Purchaser or the consummation by the Purchaser of the transactions contemplated hereby or thereby, except for (A) the filing with the SEC of such reports under
Section 13(a) of the Exchange Act, as may be required in connection with this Agreement and such transactions, (B) filings required under the HSR Act and (C) such other consents, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not prevent or delay in any material respect the consummation of any of the transactions contemplated hereby or by the other Transaction Documents or otherwise prevent the Company from performing its obligations under this Agreement or any other Transaction Document in any material respect or have, individually or in the aggregate, a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Purchaser.

                  (e) Brokers. No Financial Advisor, other than BT Wolfensohn, has been used or retained by the Purchaser in connection with the transactions contemplated hereby and by the other Transaction Documents based upon arrangements made by or on behalf of the Purchaser. The Purchaser shall be responsible for any and all expenses related to its Financial Advisors, including BT Wolfensohn.

                  (f) Availability of Funds. The Purchaser has available sufficient liquid funds to pay to the Company the Purchase Price on the Closing Date.

                  SECTION 5. Covenants.

                  (a) Pre-Closing Conduct of Business by the Company. During the period from the date of this Agreement to the Closing Date, the Company shall, and shall cause the Company Subsidiaries each to, carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and use commercially reasonable efforts to preserve intact its current business organization, goodwill and ongoing businesses. Without limiting the generality of the foregoing, the following additional restrictions shall apply: during the period from the date of this Agreement to the earlier of the (A) termination of this Agreement and (B) Closing Date, the

Company shall not and shall cause the Company Subsidiaries not to (and not to authorize or commit or agree to) without the prior written consent of the
Purchaser:

                           (i) (A) declare, set aside or pay any dividends on,
                  or make any other distributions in stock in respect of any of the Company's or any Company Subsidiary's capital stock, (B) split, combine or reclassify any shares of Common Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of such shares of Common Stock or (C) purchase, redeem or otherwise acquire any shares of Common Stock of the Company or any options, warrants or rights to acquire, or security convertible into, shares of such Common Stock (other than the contemplated repurchase by the Company of up to 150,000 shares of Common Stock pursuant to the Repurchase Agreements); and

                           (ii) except for the exercise of stock options or
                  warrants outstanding on the date of this Agreement, the issuance of Common Stock pursuant to Company's 1997 Employee Stock Purchase Plan, the issuance of employee stock options pursuant to other benefit plans which options are currently reserved for issuance under such plans or in connection with any automatic grants of options or restricted stock to non-employee directors pursuant to any existing employee benefit plan of the Company, issue, deliver or sell, or grant any option or other right in respect of, any shares of Common Stock, any other voting securities of the Company or any Company Subsidiary or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities.

                  (b) Pre-Closing Access to Information. The Company shall, and shall cause each of the Company Subsidiaries to, afford to the Purchaser and to the officers, employees, accountants, counsel, financial advisors and other representatives of the Purchaser, reasonable access during normal business hours during the period prior to the Closing Date to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish promptly to the Purchaser (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) subject to the Confidentiality Agreement, all other information concerning its business, properties and personnel as Purchaser may reasonably request.

                  (c) Post-Closing Access to Business Information. Commencing on the date hereof and for so long as either (i) the Purchaser Nominee (as defined in Section 6 hereof) is on the Board of Directors of the Company or (ii) the Purchaser's Interest is at least 10%, the Company shall furnish to the Purchaser such information regarding the Company and the Company Subsidiaries as is furnished to the members of the Board of Directors of the Company. The information currently provided to members of the Board of Directors is described in Schedule 5(c) hereto. If the Company determines to provide the members of its Board of Directors with less information or information of a different type from that currently being furnished to members of the Board of Directors, as described in Schedule 5(c) hereto, then in addition to the information otherwise required to be furnished to the Purchaser pursuant to this Section 5(c), the Company shall furnish to the Purchaser information of the type described on Schedule 5(c) at such times as are specified on such schedule.

                  (d) Public Company Information. So long as the Company is subject to the periodic reporting requirements of the Exchange Act and for so long as the Purchaser's Interest is at least 5%, the Company will:

                           (i) file with the SEC on or before the required date all regular or periodic reports required pursuant to the Exchange Act; and

                           (ii) use its reasonable commercial efforts to make
                  publicly available information concerning the Company sufficient to allow the Purchaser to dispose in accordance with this Agreement and the Warrant Agreement of all or a portion of the Purchased Stock, the Warrants or the Warrant Stock pursuant to Rule 144 (or any successor provision) promulgated by the SEC under the Securities Act.

                  (e) Private Company Information. If the Company shall cease to be subject to the periodic reporting requirements of the Exchange Act and for so long as the Purchaser's Interest is at least 5%, the Company will furnish, or will cause to be furnished, to the Purchaser copies of the following financial statements, reports and information:

                           (i) promptly when available and in any event within 90 days after the close of each Fiscal Year, a consolidated balance sheet at the close of such Fiscal Year, and related consolidated statements of operations, stockholders' equity and cash flows for such Fiscal Year, of the Company and the Company Subsidiaries (with comparable information at the close of and for the prior Fiscal Year), certified (in the case of consolidated statements) without qualification by Ernst & Young or other nationally recognized independent public accountants; and

                           (ii) promptly when available and in any event within
                  45 days after the close of each Fiscal Quarter, consolidated balance sheets at the close of such Fiscal Quarter, and consolidated statements of operations, stockholders' equity and cash flows for such Fiscal Quarter and for the period commencing at the close of the previous Fiscal Year and ending with the close of such Fiscal Quarter, of the Company and the Company Subsidiaries (with comparable information at the close of and for the corresponding Fiscal Quarter of the prior Fiscal Year and for the corresponding portion of such prior Fiscal Year), certified by the chief financial or executive officer of the Company.

                  (f) Inconsistent Agreements. The Company will not, and will not permit any Company Subsidiary to, take any action which would (i) impair or adversely affect the right of the Purchaser to exercise the Warrants or exercise any rights of the Purchaser pursuant to the Transaction Documents, or (ii) breach any of the covenants or agreements of the Company in the Transaction Documents. The Company has taken and will take all action necessary to assure that the Purchaser is an "exempted holder" pursuant to any shareholder rights plan or "poison pill" plan of the Company (a "Rights Plan") so long as the Purchaser's Interest does not exceed 19.9%; provided, that, if the Purchaser's Interest is reduced below 19.9% due to dispositions of Unit Stock by the Purchaser (and not through the issuance of equity by, or any other action of, the Company), the ownership threshold up to which the Purchaser will be an "exempted holder" under a Rights Plan will be reduced to the greater of the Purchaser's Interest following such dispositions and 15%. The Company will not amend or modify a Rights Plan in any manner that would adversely affect the Purchaser, without the Purchaser's prior written consent.

                  (g) Certain Actions. Subject to the terms and conditions herein provided, each of the parties will use its reasonable commercial efforts to cooperate with the other party (i) to, secure all necessary consents, approvals, authorizations and exemptions from all third parties, including, without limitation, all Governmental Authorities, in connection with and to effectuate the transactions contemplated hereby and by the other Transaction Documents and (ii) to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated hereby and by the other Transaction Documents, including, without limitation, the execution of each Transaction Document and all other certificates and instruments contemplated hereby and thereby. If, at any time after the Closing Date, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of the Company and the Purchaser shall take all such necessary action.

                  (h) HSR Act Filings. Promptly after the date hereof (and in any event within five Business Days), each of the parties shall make any filing required under the HSR Act to be made by it and prior to the Closing each of the parties shall use its reasonable commercial efforts to promptly make any additional filing required under the HSR Act and to promptly respond to any request for additional information under the HSR Act.

                  (i) Audit of Administaff 401(k) Plan. With respect to the current audit by the IRS of the Administaff 401(k) Plan and Trust, the Company will continue to use its commercially reasonable efforts to attempt to resolve the issues raised by the audit in a manner that would not reasonably be expected to result in a Material Adverse Effect.

                  SECTION 6. Board Nomination Rights.

                  (a) Concurrently with or prior to the Closing, (i) the Company's Board of Directors shall increase the number of members constituting the Company's Board of Directors by one (with the vacancy created thereby being in Class II, whose term expires at the Company's annual meeting to be held in 2000 (the "2000 Meeting")) and (ii) the Purchaser shall be entitled to select one individual (the "Purchaser Nominee") to fill the vacancy in Class II of the Board of Directors of the Company created by such increase. Within 30 days following the Closing, the Company's Board of Directors shall appoint the Purchaser Nominee to fill the vacancy in Class II referred to in the immediately preceding sentence. At all stockholders meetings at which Class II directors are to be elected, the Purchaser Nominee shall be included in the slate of nominees recommended by the Company and the Board to the stockholders of the Company for election as directors, and the Company shall use its best efforts to cause the election of the Purchaser Nominee at each such election. The Purchaser will confer with the Company concerning the Purchaser's selection of the Purchaser Nominee prior to making such selection.

                  (b) The Purchaser's right to elect a Purchaser Nominee and the Company's obligation set forth in Section 6(a) above shall continue so long as the Purchaser's Interest is greater than 5%. Subject to the preceding sentence, any change in the structure or classification of the Board shall not affect the Purchaser's right to have the Purchaser Nominee nominated for election to the Board. Upon the termination, removal or resignation of a Purchaser Nominee for any reason, the Purchaser shall have the right to appoint a new Purchaser Nominee to fill such vacancy, and the Company shall use its best efforts to cause the election of such new Purchaser Nominee to the Board through action of the Board of Directors or stockholders. Further, if a Purchaser Nominee shall not be elected as a Class II director at any election, then the Company shall use its best efforts to ensure that the Purchaser Nominee obtains a seat on the Board as soon as reasonably possible, whether by appointment of the Purchaser Nominee to fill an existing or newly created vacancy on the Board, by nomination at the next election of directors of the Company or otherwise.

                  SECTION 7. Business Combinations Between the Company and the Purchaser.

                  (a) Purchases of Equity Securities. Neither the Purchaser nor any of its Affiliates shall, without the prior written consent of the Company,
(i) directly or indirectly, purchase or otherwise acquire, or propose or offer to purchase or otherwise acquire, any Equity Securities whether by tender offer, market purchase, privately negotiated purchase or otherwise, if, immediately after such purchase or acquisition, the Purchaser's Interest would equal or exceed 19.9% or (ii) directly or indirectly propose or offer to enter into a Business Combination.

                  (b) Additional Limitations. Neither the Purchaser nor any of its Affiliates shall:

                           (i) other than in connection with an election contest to which Rule 14a-11 under the Exchange Act applies, and which election contest is either initiated by a Person other than the Purchaser, any Affiliate or Associate of the Purchaser or any "group" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act and the rules and regulations of the SEC promulgated thereunder) of which the Purchaser or any of its Affiliates or Associates is a member (a "Third Party") or is otherwise approved by the Board of Directors, make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in Regulation 14A promulgated by the SEC) or seek to advise, encourage or influence any person or entity with respect to the voting of any shares of capital stock of the Company, propose or otherwise solicit stockholders of the Company for the approval of one or more stockholder proposals or induce or attempt to induce any other individual, firm, corporation, partnership or other entity to initiate any stockholder proposal;

                           (ii) deposit any Equity Securities into a voting trust or subject any Equity Securities to any arrangement or agreement with respect to the voting of such securities or form, join or in any way participate in a "group" (within the meaning of Sections 13(d) or 14(d) of the Exchange Act and the rules and regulations of the SEC promulgated thereunder) for the purposes of acquiring, holding or disposing of any Equity Securities;

                           (iii) make any public announcement with respect to a
                  proposed or contemplated or pending transaction of the type described in any of Section 7(a) hereof or Section 7(b)(i),
                  (ii) or (iv) hereof;

                           (iv) take any other action to seek to affect the management or Board of Directors of the Company or any of its Affiliates or the business, operations or affairs of the Company or any of its Affiliates; provided, that nothing in this Section 7(c)(iv) shall restrict the manner in which (i) the Purchaser Nominee on the Board of Directors of the Company may vote on any matter submitted to such Board, or (ii) such Purchaser Nominee participates in deliberations or discussions of such Board in such Purchaser Nominee's capacity as a member of such Board; or

                           (v) request the Company (or any of its officers, directors, representatives, employees, attorneys, advisors, agents, affiliates or associates) to waive, amend or modify in any material respect any restrictions contained in this
                  Section 7 (or to waive, amend or modify this paragraph (v)).

                  (c) Exceptions. The prohibitions contained in Sections 7(a) and (b) shall not apply in connection with the exercise by the Purchaser of any of its rights under Section 9 hereof and shall terminate on the earliest to occur of the following (each a "Termination Event"): (i) the commencement by a Third Party of (A) a bona fide tender or exchange offer, conducted pursuant to
Section 14(d) of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, to purchase at least a majority of the outstanding Common Stock of the Company, provided that within ten days after the commencement of such offer the Board of Directors either recommends acceptance of, expresses no opinion and remains neutral toward, is unable to take a position or takes no action with respect thereto, (B) a bona fide proposal to acquire all or substantially all of the assets of the Company, which has been publicly announced or otherwise disclosed to the Company stockholders and has not been rejected by the Board of Directors within ten days of receipt by the Board of Directors or (C) a bona fide proposal to effect a Change of Control, or to enter into any acquisition with the Company or other business combination transaction with the Company in which the Company is not the surviving entity or the stockholders of the Company cease to own a majority of the outstanding equity of the Company, which has been publicly announced or otherwise disclosed to the Company stockholders and has not been rejected by the Board of Directors within ten days of receipt by the Board of Directors, (ii) the Company entering into (or announcing its intention to do so) a definitive agreement, or an agreement contemplating a definitive agreement, for any of the transactions described in clauses (A) through (C) above, (iii) a Change of Control, (iv) the termination of the Marketing Agreement by the Purchaser as a result of a breach by the Company or a Company Subsidiary, provided that the Purchaser is not then in breach of the Marketing Agreement, (v) the failure of the Purchaser Nominee to be nominated for election to the Board of Directors of the Company, (vi) the fifth anniversary of the Closing Date, if, as of the fifth anniversary, the Standstill Termination Ownership Threshold is not greater than ten percent, and
(vii) the seventh anniversary of the Closing Date; provided, that if (i) the Termination Event was a tender or exchange offer referred to in clause (i)(A) and such tender or exchange offer is terminated, (ii) the Termination Event was a proposal to acquire all or substantially all of the assets of the Company referred to in clause (i)(B) or a proposal to effect a Change of Control, or enter into any acquisition or other business combination transaction with the Company described in clause (i)(C) and after the ten day period referred to in clause (i)(B) or (i)(C) such proposal is rejected by the Board of Directors of the Company, or (iii) the Termination Event was a definitive agreement or agreement contemplating a definitive agreement referred to in clause (ii) and such agreement is terminated, and at the time of the termination of the exchange or tender offer, the rejection of the proposal or the termination of the agreement, as the case may be, the Purchaser's Interest has neither exceeded fifty percent nor decreased below five percent, then the restrictions set forth in Section 7(b) shall be reinstated and those set forth in Section 7(a) shall be reinstated at the higher of (A) 19.9% and (B) one-tenth of one percent more than the percentage of the Common Stock of the Company on a Fully Diluted Basis beneficially owned by the Purchaser and its Affiliates at the time of such reinstatement.

                  (d) Notice of Termination Events. The Company shall notify the Purchaser in writing, as promptly as practicable, but in any event within three Business Days, of (i) the commencement of a tender or exchange offer of the type described in Section 7(c)(i)(A), (ii) its receipt of a proposal of the type described in Section 7(c)(i)(B) or (C), (iii) the Company's entering into or announcement of its intention to enter into an agreement of the type described in Section 7(c)(ii), (iv) a Change of Control, (v) the termination of a tender or exchange offer of the type described in Section 7(c)(i)(A),(vi) the Company's rejection, if any, of a proposal of the type described in Section 7(c)(i)(B) or
(C) or (vii) the termination of an agreement of the type described in Section 7(c)(ii).

                  SECTION 8. Restrictions on Transfer.

                  (a) Transfers of Unit Stock. Without the prior written consent of the Company, (i) prior to the second anniversary of the Closing Date, neither Purchaser nor any Affiliate or Associate of the Purchaser may sell, transfer or otherwise dispose of any Unit Stock to any Third Party, except in accordance with the following sentence, and (ii) during the period that commences on the second anniversary of the Closing Date and continues until the fifth anniversary of the Closing Date, neither Purchaser nor any Affiliate or Associate of the Purchaser may sell, transfer or otherwise dispose of any Unit Stock to any Third Party, except in accordance with the following sentence or Section 8(b) hereof. Notwithstanding anything to the contrary set forth in this Section 8(a), the provisions of this Section 8(a) and 8(b) shall not apply to any sale, transfer or other disposition by the Purchaser or any Affiliate or Associate of the Purchaser that holds Unit Stock (i) to any of its Subsidiaries or any entity of which the Purchaser is, directly or indirectly, a Subsidiary provided that the transferee agrees to be bound by the restrictions set forth in this Section 8 or
(ii) following the occurrence of a Termination Event, other than a Termination Event of the type described in Section 7(c)(iv); provided, that if (i) the Termination Event was a tender or exchange offer referred to in clause (i)(A) of
Section 7(c) and such tender or exchange offer is terminated, (ii) the Termination Event was a proposal to acquire all or substantially all of the assets of the Company referred to in clause (i)(B) of Section 7(c) or a proposal to effect a Change of Control or enter into any acquisition or other business combination transaction with the Company described in clause (i)(C) of Section 7(c) and after the ten day period referred to in clauses (i) (B) and (i)(C) of
Section 7(c) such proposal is rejected by the Board of Directors of the Company, or (iii) the Termination Event was a definitive agreement or agreement contemplating a definitive agreement referred to in clause (ii) of Section 7(c) and such agreement is terminated, then from the date of any such termination or rejection the restrictions set forth in this Section 8(a) and 8(b) shall again be applicable on a prospective basis.

                  (b) Restricted Securities. During the time period established pursuant to Section 8(a), Unit Stock is transferable only as follows:

                           (i) pursuant to an underwritten offering of all or part of such Unit Stock, registered under the Securities Act, provided that the underwriters of such offering have undertaken to effect a distribution of the Unit Stock in which no person will purchase from the underwriters, to the knowledge of such underwriters, Unit Stock representing more than five percent of the Common Stock outstanding on a Fully Diluted Basis as of the date of the closing of such offering; or

                           (ii) pursuant to secondary distributions, exchange distributions, block trades, ordinary brokerage transactions or any other method of registered distribution, provided that any broker or dealer that participates in such distribution will undertake to effect a distribution of the Unit Stock in which no person will purchase from the Purchaser, to the knowledge of such broker or dealer, Unit Stock constituting more than five percent of the Common Stock outstanding on a Fully Diluted Basis at the time of such sale; or

                           (iii) pursuant to an underwritten offering of
                  securities convertible into Unit Stock, registered under the Securities Act, provided that the underwriters of such offering have undertaken to effect a distribution of such convertible securities in which no person will purchase from the underwriters, to the knowledge of such underwriters, securities convertible into a number of the Unit Stock constituting more than five percent of the Common Stock outstanding on a Fully Diluted Basis of the date of the closing of such offering; or

                           (iv) pursuant to a pro rata rights offering or pro rata distribution to all holders of American Express Company common stock ("AXPress Stock"), provided that at the time of such offering or pro rata distribution the AXPress Stock is publicly traded on a national securities exchange; or

                           (v) pursuant to Rule 144 of the general rules and regulations promulgated by the SEC under the Securities Act or any successor rule or regulation thereof, provided that, to the Purchaser's knowledge, no person will purchase in such transaction Unit Stock constituting more than five percent of the Common Stock outstanding on a Fully Diluted Basis at the time of such sale; or

                           (vi) Any sale, whether by private placement or other transaction exempt from registration under the Securities Act, (other than pursuant to clause (iv) above), so long as (I) King & Spalding or other counsel which (to the Company's reasonable satisfaction) is knowledgeable in securities law matters delivers an opinion to the

                  Company, in form and substance reasonably satisfactory to the Company, that the Unit Stock so proposed to be sold may be so sold or transferred without registration under the Securities Act, and (II) to the Purchaser's knowledge, no person will purchase in such transaction Unit Stock constituting more than five percent of the Common Stock outstanding on a Fully Diluted Basis at the time of such sale, transfer or disposition.

                  (c) Rule 144 Information. Upon the request of the Purchaser, the Company shall promptly supply to the Purchaser or its prospective transferees all information regarding the Company required to be delivered in connection with a transfer pursuant to Rule 144 or Rule 144A of the rules and regulations promulgated by the SEC under the Securities Act.

                  (d) Rule 144(k) Sales. If any Unit Stock is or becomes eligible for sale pursuant to Rule 144(k), the Company, upon the request of holders of any such Unit Stock, shall remove the Securities Legend from the certificates for such Unit Stock; provided, however, that if at such time, any such Unit Stock remains subject to certain provisions of this Agreement or the Warrant Agreement, the Company shall not remove the Legend, but shall modify it to delete all references to restrictions or conditions on sale of the Unit Stock except those references to restrictions or conditions which are still applicable and specified in this Agreement or the Warrant Agreement.

                  (e) Legend. Each certificate for Unit Stock shall be imprinted with a legend (the "Securities Legend") in substantially the following form:

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. SAID SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF SAID ACT OR LAWS. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A SECURITIES PURCHASE AGREEMENT, DATED AS OF JANUARY __, 1998, BETWEEN ADMINISTAFF, INC. (THE "COMPANY") AND AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC. (THE "PURCHASER"), A WARRANT AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER, AND A REGISTRATION RIGHTS AGREEMENT, DATED AS OF FEBRUARY __, 1998,

                  BETWEEN THE COMPANY AND THE PURCHASER, COPIES OF EACH OF WHICH ARE ON FILE AT THE MAIN OFFICE OF THE COMPANY. ANY SALE OR TRANSFER OF THE SECURITIES EVIDENCED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS OF THOSE AGREEMENTS AND ANY SALE OR TRANSFER OF SUCH SECURITIES IN VIOLATION OF SAID AGREEMENTS SHALL BE INVALID."

                  If the holders of Unit Stock deliver to the Company an opinion of King & Spalding or such other counsel that no subsequent transfer of Unit Stock shall require registration under the Securities Act, the Company shall promptly upon such contemplated transfer deliver new certificates for such Unit Stock which do not bear the Securities Legend; provided, however, that if at such time, any such Unit Stock remains subject to certain provisions of this Agreement, the Company shall not remove the Securities Legend, but shall modify it to delete all references to restrictions or conditions on sale of the Unit Stock except those references to restrictions or conditions which are still applicable and specified in this Agreement.

                  (f) Termination of Rights upon Sale to the Public. Notwithstanding anything to the contrary set forth herein, the transfer restrictions contained in Section 8(a) and 8(b) shall terminate as to any Person (including any underwriter), other than an Affiliate of the Purchaser, acquiring Unit Stock from the Purchaser or an Affiliate of the Purchaser in a transfer made in accordance with Section 8 hereof.

                  SECTION 9. Purchase Rights.

                  (a) Preemptive Rights. If, at any time after the date hereof and for so long as (and during any period in which) the restrictions set forth in Section 7(a) and (b) apply to the Purchaser (other than in connection with the exercise by the Purchaser of its rights under this Section 9), the Company determines to issue for cash consideration additional Equity Securities (collectively, "New Securities") to any Third Party, other than Equity Securities (i) issued or proposed to be issued to or for the benefit of any Person(s) who serve(s) as an employee(s) (including, without limitation, worksite employee(s), officer(s) or director(s) of the Company or any of its Subsidiaries) or (ii) as consideration in a bona fide acquisition by the Company of assets, operations or any business or entity (and properties or assets ancillary or related thereto) from any Person that is not an Affiliate of the Company prior to such acquisition, the Company shall offer the Purchaser the right to purchase a certain portion of the New Securities as set forth below. Upon any determination by the Company to issue New Securities in respect of which the Purchaser has the right to purchase New Securities as contemplated in the immediately preceding sentence, the Company shall give written notice (the "Notice") to the Purchaser (i) stating the aggregate number of such New Securities proposed to be issued, the terms upon which such New Securities are to be issued (which terms may include an estimated price range for such New Securities and, if the New Securities are to be priced based upon the reported trading or closing prices on a national securities exchange or the Nasdaq of any class of Equity Securities, such terms may include a description of the basis on which such price will be so determined) and the consideration to be paid therefor, (ii) stating the date proposed for issuance of such New Securities (which date, the "Tender Date," shall be not less than 20 Business Days after the date on which such Notice is given), and (iii) requesting that the Purchaser indicate in writing within ten Business Days after its receipt of the Notice whether it will purchase such number of shares of the New Securities as may be required to cause the Purchaser's Interest immediately prior to such issuance of New Securities to equal the Purchaser's Interest immediately following the issuance of the New Securities. Except as provided above, the Purchaser shall purchase its New Securities on the same terms and for the same price as specified in the Notice, unless such terms have been modified with respect to the Third Party Purchaser(s), in which event the Purchaser shall purchase its New Securities on the terms and for the price paid by such Third Party Purchaser(s); provided, however, that if the modified terms are not acceptable to the Purchaser, the Purchaser may revoke its election to purchase; provided, further that if the price is not fixed at time of Notice but is on a basis described in the Notice and the price paid by the Third Party Purchaser is unacceptable to the Purchaser, the Purchaser may revoke its election to purchase. Unless otherwise agreed, the closing of such purchase shall occur on the Tender Date.

                  (b) Other Purchase Rights. If, at any time after the date hereof and for so long as (and during any period in which) the restrictions set forth in Section 7(a) and 7(b) apply to the Purchaser (other than in connection with the exercise by the Purchaser of its rights under this Section 9), the Purchaser's Interest is reduced to less than 19.9% because of issuances by the Company of any securities, the Purchaser shall have the right to acquire securities of the Company through open market purchases or otherwise to increase the Purchaser's Interest to that which it was immediately prior to such issuances; provided, however that if the Purchaser has disposed of securities of the Company and thereby reduced the Purchaser's Interest after any such issuance and prior to the exercise of the rights under this Section 9(b), then the Purchaser shall have the right pursuant to this Section 9(b) to acquire securities of the Company through open market purchases or otherwise to increase the Purchaser's Interest to that which it would have been immediately prior to such issuance if the Purchaser had disposed of the securities prior to the issuance.

                  SECTION 10. Conditions to Each Party's Obligations. The respective obligations of each party to effect the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following conditions:

                  (a) Injunction. As of the Closing, there shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a court or governmental agency of competent jurisdiction to the effect that the purchase and sale of the Common Stock and the Warrants contemplated hereby may not be consummated as herein provided, no proceeding or lawsuit shall have been commenced by any governmental or regulatory agency for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice shall have been received from any such agency indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated by this Agreement.

                  (b) Regulatory Approvals. The Purchaser and the Company shall have obtained the approval of all Governmental Authorities (or all applicable waiting periods shall have expired) necessary for the consummation of the acquisition by the Purchaser of the Units, as contemplated under this Agreement, including without limitation, those approvals required under the HSR Act.

                  (c) Marketing Agreement. Each of the Purchaser, AFST, ASF Companies and the Company shall have executed and delivered the Marketing Agreement.

                  (d) Warrant Agreement. Each of the Purchaser and the Company shall have executed and delivered the Warrant Agreement.

                  (e) Registration Rights Agreement. Each of the Purchaser and the Company shall have executed and delivered the Registration Rights Agreement.

                  SECTION 11. Conditions to Obligations of the Purchaser. The obligations of the Purchaser to effect the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

                  (a) Representations and Warranties. The representations and warranties of the Company set forth in Section 3 of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and (except for representations and warranties given as of a specified date) as of the Closing Date.

                  (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all covenants and agreements required to be performed by it on or prior to the Closing under this Agreement.

                  (c) Certificates. The Company shall have furnished the Purchaser with a certificate of its appropriate officers as to compliance with the conditions set forth in Sections 11(a) and (b).

                  (d) Warrant Certificates. Concurrently with the Closing, the Company shall deliver to the Purchaser Warrant Certificates registered in the Purchaser's name evidencing the Warrants.

                  (e) Stock Certificates. Concurrently with the Closing, the Company shall deliver to the Purchaser Stock Certificates registered in the Purchaser's name evidencing the Common Stock to be purchased hereunder.

                  (f) No Material Adverse Change. There shall not have occurred any material adverse change since the date of this Agreement in the business, assets, results of operations, financial condition or prospects of the Company or physical loss or damage to any of the properties or assets (whether or not covered by insurance) of the Company which adversely affects or impairs the business now being conducted by the Company, and the Purchaser shall have received a certificate, signed by an executive officer of the Company and dated the Closing Date, to such effect.

                  (g) Administaff 401(k) Plan and Trust. The Purchaser shall not have concluded, based on discussions with or proclamations, declarations or advice of the IRS, that it is reasonably likely that a penalty will be applied retroactively by the IRS with respect to the Administaff 401(k) Plan and Trust.

                  (h) Opinions of Counsel to the Company. The Purchaser shall have received an opinion of Andrews & Kurth, L.L.P., counsel to the Company, dated the Closing Date, in a form reasonably acceptable to the Purchaser and covering the matters set forth in Exhibit E-1 hereto and the opinion of John H. Spurgin, general counsel to the Company, dated the Closing Date, in a form reasonably acceptable to the Purchaser and covering the matters set forth in Exhibit E-2 hereto.

                  SECTION 12. Conditions to Obligations of the Company. The obligations of the Company to effect the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

                  (a) Representations and Warranties. The representations and warranties of the Purchaser set forth in Section 4 of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and (except for representations and warranties given as of a specified date) as of the Closing Date.

                  (b) Performance of Obligations of the Purchaser. The Purchaser shall have performed in all material respects all covenants and agreements required to be performed by it on or prior to the Closing under this Agreement.

                  (c) Certificates. The Purchaser shall have furnished the Company with a certificate of its appropriate officers as to compliance with the conditions set forth in Sections 12(a) and (b).

                  (d) Payment. The Purchaser shall deliver to the Company a certified check in immediately available funds (or, at the Company's option, a wire transfer of immediately available funds to an account to be designated by the Company by notice given to the Purchaser not later than three Business Days prior to the Closing) in the amount of $17,733,150.

                  SECTION 13.  Indemnification.

                  (a) The Company.

                           (i) The Company shall defend and indemnify the Purchaser and hold the Purchaser harmless from and against any and all losses, liabilities, damages, costs (including, without limitation, court costs) and expenses (including, without limitation, reasonable attorneys' fees) (collectively, "Costs") which the Purchaser or its Subsidiaries or Affiliates, any of their respective officers, directors, employees, agents or representatives or any of the heirs, executors, successors or assigns of any of the foregoing (collectively, the "Purchaser Indemnified Parties") incurs as a result of, or with respect to, any inaccuracy in or breach of any representation, warranty, covenant or agreement by or on behalf of the Company contained in this Agreement, any Transaction Document or contained in any certificate, agreement or document of the Company delivered to the Purchaser in connection with the consummation of the transactions contemplated hereby; provided that the Purchaser Indemnified Parties shall not make a claim against the Company for indemnification pursuant to this Section 13(a)(i) for any Costs unless and until the aggregate amount of such Costs exceeds $100,000 (the "Company Deductible"), in which event the Purchaser Indemnified Parties may claim indemnification for all such Costs to the extent the amount of such Costs exceeds the amount of the Company Deductible.

                           (ii) In the event that any Purchaser Indemnified
                  Party shall receive written notice of any claim or proceeding against a Purchaser Indemnified Party that, if successful, might result in a claim under this Section 13(a) by a Purchaser Indemnified Party, the Purchaser Indemnified Party shall give the Company written notice of such claim or proceeding and shall permit the Company to participate in the defense of such claim or proceeding by counsel of the Company's own choosing and at the expense of the Company; provided that, if the defendants in any such action include both the Purchaser Indemnified Party and the Company and the Purchaser Indemnified Party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the Company, or if the interests of the Purchaser Indemnified Party reasonably may be deemed to conflict with the interests of the Company, the Purchaser Indemnified Parties shall collectively have the right to select a single separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with counsel to the Company (but the Purchaser Indemnified Party shall have no right to settle or compromise any such claim, action or proceeding), and the expenses and fees of such separate counsel and other expenses incurred by the Purchaser Indemnified Party in relation to such participation shall constitute Costs subject to indemnity by the Company. Upon written request of the Purchaser, the Company shall assume the carriage of the defense of any such claim or proceeding.

                  (b) The Purchaser.

                           (i) The Purchaser shall defend and indemnify the Company and hold the Company wholly harmless from and against any and all Costs which the Company or its Subsidiaries or Affiliates, any of their respective officers, directors, employees, agents or representatives or any of the heirs, executors, successors or assigns of any of the foregoing (collectively, the "Company Indemnified Parties") incurs as a result of, or with respect to, any inaccuracy in or breach of any representation, warranty, covenant or agreement by or on behalf of the Purchaser contained in this Agreement, any Transaction Document or contained in any certificate, agreement or document of the Purchaser delivered to the Company in connection with the consummation of the transactions contemplated hereunder; provided that the Company Indemnified Parties shall not make a claim against the Purchaser for indemnification pursuant to this Section 13(b)(i) for any Costs unless and until the aggregate amount of such Costs exceeds $100,000 (the "Purchaser Deductible"), in which event the Company Indemnified Parties may claim indemnification for all Costs to the extent the amount of such Costs exceeds the amount of the Purchaser Deductible.

                           (ii) In the event that any Company Indemnified Party
                  shall receive written notice of any claim or proceeding against a Company Indemnified Party that, if successful, might result in a claim under this Section 13(b) by a Company Indemnified Party, the Company Indemnified Party shall give the Purchaser written notice of such claim or proceeding and shall permit the Purchaser to participate in defense of such claim or proceeding by counsel of the Purchaser's own choosing and at the expense of the Purchaser; provided that, if the defendants in any such action include both the Company Indemnified Party and the Purchaser and the Company Indemnified Party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the Purchaser, or if the interests of the Company Indemnified Party reasonably may be deemed to conflict with the interests of the Purchaser, the Company Indemnified Parties shall collectively have the right to select a single separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, and the Purchaser shall bear the expenses and fees of such separate counsel and other expenses incurred by the Company Indemnified Party in relation to such participation shall constitute Costs subject to indemnity by the Purchaser. Upon written request of the Company Indemnified Party, the Purchaser shall assume the carriage of the defense of any such claim or proceeding.

                  (c) Claims Period. For purposes of this Agreement, a "Claims Period" shall be the period during which a claim for indemnification may be asserted under this Agreement by a Purchaser Indemnified Party or a Company Indemnified Party. The Claims Periods under this Agreement shall commence on the date of this Agreement and shall terminate as follows:

                           (i) with respect to Costs incurred by a Purchaser Indemnified Party as a result of, or with respect to, (A) any inaccuracy in or breach of any representation or warranty of the Company contained in Section 3(c)(ii) or 3(d) of this Agreement or (B) any inaccuracy in or breach of any covenant or agreement by or on behalf of the Company contained in this Agreement, any Transaction Document or any certificate, agreement or document of the Company delivered to the Purchaser in connection with the consummation of the Transactions contemplated hereby, the Claims Period shall continue indefinitely, except as limited by law (including by applicable statutes of limitation);

                           (ii) with respect to Costs incurred by a Purchaser Indemnified Party as a result of, or with respect to, any inaccuracy in or breach of any representation or warranty of the Company contained in this Agreement (other than Section 3(c)(ii) or 3(d)), any Transaction Document or any certificate, agreement or document of the Company delivered to the Purchaser in connection with the consummation of the Transactions contemplated hereby, the Claims Period shall terminate on the earlier of (a) April 30, 1999 and (b) the thirtieth day following the filing with the SEC of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

                           (iii) with respect to Costs incurred by a Company
                  Indemnified Party as a result of, or with respect to any inaccuracy in or breach of any covenant or agreement by or on behalf of the Purchaser contained in this Agreement, any Transaction, Document or any certificate, agreement or document of the Purchaser delivered to the Company in connection with the consummation of the Transactions contemplated hereby, the Claims Period shall continue indefinitely, except as limited by law (including any applicable statutes of limitation); and

                           (iv) with respect to Costs incurred by a Company Indemnified Party as a result of, or with respect to, any inaccuracy in or breach of any representation or warranty of the Purchaser contained in this Agreement, any Transaction Document or any certificate, agreement or document of the Purchaser delivered to the Company in connection with the consummation of the Transactions contemplated hereby, the Claims Period shall terminate on the earlier of (a) April 30, 1999 and (b) the thirtieth day following the filing with the SEC of the Company's Annual Report on Form 10- K for the fiscal year ended December 31, 1998.

Notwithstanding the foregoing, if prior to the close of business on the last day of the applicable Claims Period, the Company or the Purchaser shall have been properly notified of a claim for indemnity hereunder by a Purchaser Indemnified Party or a Company Indemnified Party, respectively, and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof to the satisfaction of the Purchaser Indemnified Party or the Company Indemnified Party, as the case may be.

                  SECTION 14. Termination. This Agreement may be terminated at any time prior to the Closing (the "Termination Date"):

                           (i) in writing by mutual agreement of the Purchaser and the Company;

                           (ii) by written notice from the Company to the Purchaser, if the conditions set forth in Sections 10 and 12 hereof shall not have been complied with or performed and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) by the Purchaser on or before May 15, 1998, provided that the Company is not then in material default under the Agreement;

                           (iii) by written notice from the Purchaser to the
                  Company, if the conditions set forth in Sections 10 and 11 hereof shall not have been complied with or performed and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) by the Company on or before May 15, 1998, provided that the Purchaser is not then in material default under the Agreement; and

                           (iv) by written notice from the Purchaser to the Company, upon (A) the occurrence of any of the events described in Sections 7(c)(i), (ii) or (iii) or (B) a public announcement that a bona fide proposal has been made, or the Company's entering into a definitive agreement, regarding, or the occurrence of, any transaction or series of related transactions involving, an acquisition of, a merger or consolidation with, or a purchase of all or a substantial portion of the equity securities or all or substantially all of the assets of, any business or any corporation, partnership, limited liability company, joint venture, association, business trust or other business organization or division thereof or interest therein.

                  SECTION 15. Notices. All notices, consents, approvals, agreements and other communications provided hereunder shall be in writing and delivered personally, by mail or by telecopy and shall be sufficiently given to the Purchaser and the Company if addressed or delivered to them at the following addresses:


                  If to the Purchaser:      American Express Company
                                            American Express Tower
                                            World Financial Center
                                            200 Vesey Street
                                            New York, New York 10285
                                            Attention:  General Counsel
                                            Telephone No.:  (212) 640-5789
                                            Facsimile No.:  (212) 267-9061

                  with copies to:           King & Spalding
                                            191 Peachtree Street
                                            Atlanta, Georgia 30301-1763
                                            Attention:  John J. Kelley III
                                            Telephone No.: (404) 572-3401
                                            Facsimile No.:  (404) 572-5146

                  If to the Company:        Administaff, Inc.
                                            19001 Crescent Springs Drive
                                            Kingswood, Texas 77339-3802
                                            Attention: General Counsel
                                            Telephone No.: (281) 348-3251
                                            Facsimile No.: (281) 348-2859

                  with a copy to:           Andrews & Kurth, L.L.P.
                                            4200 Texas Commerce Tower
                                            600 Travis Street
                                            Houston, Texas 77002
                                            Attention: G. Michael O'Leary
                                            Telephone No.: (713) 220-4360
                                            Facsimile No.: (713) 220-4593
or at such other address as any party may designate to any other party by written notice. All such notices and communications shall be deemed to have been duly given: (i) at the time delivered by hand, if personally delivered, (ii) when received, if deposited in the mail, postage prepaid and (iii) when transmission is verified, if telecopied.

                  SECTION 16. Costs and Expenses. Each party shall pay the fees and expenses incurred by it in connection with the negotiation, preparation, execution, and delivery of this Agreement and the related agreements and other documents.

                  SECTION 17. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Purchaser shall bind and inure to the benefit of their respective successors and assigns, including those by operation of law, merger or consolidation.

                  SECTION 18. Survival of Representations. Except as specifically provided herein, all representations, warranties, covenants and agreements made by the parties in this Agreement and pursuant to the terms hereof shall survive indefinitely, notwithstanding any investigation heretofore or hereafter made by any of them or on behalf of any of them. However, any claims by the parties hereto shall be subject to the time limitations, if any, set forth in Section 13 hereof.

                  SECTION 19. Governing Law. This Agreement, the Purchased Stock and the Warrant Securities shall be governed by those provisions of the General Corporation Law of the State of Delaware and Article 8 of the Delaware Uniform Commercial Code which are necessarily applicable to securities issued by a Delaware corporation and otherwise shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be construed in accordance with the internal laws of said state.

                  SECTION 20. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Company and the Purchaser any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Company and the Purchaser.

                  SECTION 21. Counterparts. This Agreement may be executed in any number of counterparts and each such counterpart shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

                  SECTION 22. Amendments; Waiver. No provision of this Agreement may be amended or waived except by an instrument in writing signed by the party sought to be bound. No failure or delay by any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall a waiver of a particular right or remedy on one occasion be deemed a waiver of any other right or remedy or a waiver of the same right or remedy on any subsequent occasion.

                  SECTION 23. Jurisdiction. Each of the parties hereto hereby agrees that any legal action or proceeding against such party with respect to this Agreement, the Unit Stock, or any of the Transaction Documents may be brought in the courts of the State of New York or of the United States of America for the Southern District of New York as the other party may elect, and, by execution and delivery hereof, such party accepts and consents for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts and agrees that such jurisdiction shall be exclusive, unless waived by the other party in writing, with respect to any action or proceeding brought by such party against the other party. Each of the parties hereto irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of the copies thereof by certified mail, return receipt requested, postage prepaid, to it at its address set forth herein, such service to become effective upon the earlier of (i) the date ten calendar days after such mailing and (ii) any earlier date permitted by applicable law.

                  SECTION 24. Specific Performance. Each of the parties hereto recognizes that the rights of the parties under this Agreement and the other Transaction Documents are unique and, accordingly, the parties shall, in addition to such other remedies as may be available to any of them at law or in equity, have the right to enforce their rights hereunder and thereunder by actions for injunctive relief and specific performance to the extent permitted by law. Each of the parties hereto agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement or any of the other Transaction Documents and hereby agrees to waive in any action for specific performance the defense that a remedy at law would be adequate. This Agreement is not intended to limit or abridge any rights of the parties which may exist apart from this Agreement.

                  SECTION 25. Confidentiality. Each of the Company and the Purchaser shall hold, and shall use reasonable efforts to cause its and its respective Subsidiaries, officers, employees, accountants, counsel, financial advisors and other representatives to hold, any proprietary or confidential information in confidence to the extent required by, and in accordance with, and will comply with the provisions of, the Confidentiality Agreement relating to confidentiality.

                  SECTION 26. Public Announcements. The Purchaser and the Company will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange. The parties agree that the initial press release to be issued with respect to the transactions contemplated hereby will be in the form agreed to by the parties hereto prior to the execution of this Agreement.

                  SECTION 27. Entire Agreement. The parties hereto agree that this Agreement, the Confidentiality Agreement and the other Transaction Documents constitute the entire agreement among the parties with respect to the subject matter hereof (other than agreements and other arrangements between the parties with respect to the ongoing pilot program relating to the Company's marketing of products of the Purchaser and the Purchaser's marketing of products of the Company) and supersede all prior agreements and understandings between them as to such subject matter; and there are no restrictions, agreements, arrangements, oral or written, between any or all of the parties relating to the subject matter hereof which are not fully expressed or referred to herein or therein.

                  SECTION 28. Severability. If any provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because of the conflict of any provision with any constitution, statute, rule or public policy, or for any other reason, such circumstances shall not have the effect of rendering the provision or provisions in question, invalid, inoperative or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute, rule or public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative or unenforceable provision had never been contained herein and such provision reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.


                                    ADMINISTAFF, INC.


                                    By:
                                       -------------------------------------
                                       Name:
                                       Title:



                                    AMERICAN EXPRESS TRAVEL RELATED
                                    SERVICES COMPANY, INC.


                                    By:
                                       -------------------------------------
                                       Name:
                                       Title:

                                                                       EXHIBIT A



                                See Exhibit 2 to
                               this Schedule 13D

                                                                       EXHIBIT B



                                See Exhibit 3 to
                               this Schedule 13D

                                                                       EXHIBIT C



                                See Exhibit 4 to
                               this Schedule 13D

                                                                    EXHIBIT D-1


THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. SAID SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF SAID ACT OR LAWS. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A SECURITIES PURCHASE AGREEMENT, DATED AS OF JANUARY __, 1998, BETWEEN ADMINISTAFF, INC. (THE "COMPANY") AND AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC. (THE "PURCHASER"), A WARRANT AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER AND A REGISTRATION RIGHTS AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER, COPIES OF EACH OF WHICH ARE ON FILE AT THE MAIN OFFICE OF THE COMPANY. ANY SALE OR TRANSFER OF THE SECURITIES EVIDENCED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS OF THOSE AGREEMENTS AND ANY SALE OR TRANSFER OF SUCH SECURITIES IN VIOLATION OF SAID AGREEMENTS SHALL BE INVALID.

Certificate No. __                                              400,000 Warrants

                               Warrant Certificate

                                ADMINISTAFF, INC.

                  This Warrant Certificate certifies that AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC., a New York corporation (the "Purchaser"), or its registered assigns, is the registered holder of the number of Warrants (the "Warrants") set forth above to purchase shares of common stock, par value $0.01 per share (the "Common Stock"), of ADMINISTAFF, INC., a Delaware corporation (the "Company"). Each Warrant entitles the holder upon exercise to receive from the Company one fully paid and nonassessable share of Common Stock (a share of "Warrant Stock") upon the payment by the Purchaser to the Company of the initial exercise price (the "Exercise Price") of $40, payable in lawful money of the United States of America, upon surrender of this Warrant Certificate and payment of the Exercise Price at the office of the Company designated for such purpose, subject to the conditions set forth herein and in the Warrant Agreement referenced below. The Exercise Price and number and type of shares of Warrant Stock issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events, as set forth in the Warrant Agreement.

                  The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants, and are issued or to be issued pursuant to a Securities Purchase Agreement, dated as of January __, 1998 (the "Purchase Agreement"), and a Warrant Agreement, dated as of

February __, 1998 (the "Warrant Agreement"), each of which has been duly executed and delivered by the Company and the Purchaser, which Purchase Agreement and Warrant Agreement are hereby incorporated by reference in and made a part of this instrument and are hereby referred to for a description of the rights, obligations and duties hereunder of the Company and the holders of the Warrants (the words "holders" or "holder" meaning the registered holders or registered holder). By acceptance of this Warrant Certificate, the holder hereof agrees to be bound by the Purchase Agreement and the Warrant Agreement. Copies of the Purchase Agreement and the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. The Warrants evidenced by this Warrant Certificate are exercisable at any time and from time to time during the period beginning on the date hereof and ending on the third anniversary of the date hereof (the "Expiration Date").

                  The holder of Warrants evidenced by this Warrant Certificate may exercise such Warrants under and pursuant to the terms and conditions of the Warrant Agreement by surrendering this Warrant Certificate, with the form of election to purchase attached hereto (and by this reference made a part hereof) properly completed and executed, together with payment of the Exercise Price in cash at the office of the Company designated for such purpose. In the event that any exercise of Warrants evidenced hereby shall be for less than the total number of Warrants evidenced hereby and except as otherwise provided in the Warrant Agreement, there shall be issued by the Company to the holder hereof or its registered assignee a new Warrant Certificate evidencing the number of Warrants not exercised.

                  The Warrant Agreement provides that upon the occurrence of certain events the Exercise Price set forth on the face hereof and the number of shares of Warrant Stock issuable upon the exercise of each Warrant may, subject to certain conditions, be adjusted. No fractional shares of Warrant Stock will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

                  Warrant Certificates, when surrendered at the office of the Company by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

                  The Company may deem and treat the registered holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing made hereon) for the purpose of any exercise hereof, of any distribution to the holder(s) hereof and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

                  IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be signed by its duly authorized officer and has caused its corporate seal to be affixed hereunto or imprinted hereon.


Dated:                                 ADMINISTAFF, INC.
      ----------

                                       By:
                                           ------------------------------------
                                           Name:
                                           Title:


                                                      [CORPORATE SEAL]

                                                                    EXHIBIT D-2


THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. SAID SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF SAID ACT OR LAWS. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A SECURITIES PURCHASE AGREEMENT, DATED AS OF JANUARY __, 1998, BETWEEN ADMINISTAFF, INC. (THE "COMPANY") AND AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC. (THE "PURCHASER"), A WARRANT AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER AND A REGISTRATION RIGHTS AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER, COPIES OF EACH OF WHICH ARE ON FILE AT THE MAIN OFFICE OF THE COMPANY. ANY SALE OR TRANSFER OF THE SECURITIES EVIDENCED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS OF THOSE AGREEMENTS AND ANY SALE OR TRANSFER OF SUCH SECURITIES IN VIOLATION OF SAID AGREEMENTS SHALL BE INVALID.

Certificate No. __                                              400,000 Warrants

                               Warrant Certificate

                                ADMINISTAFF, INC.

                  This Warrant Certificate certifies that AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC., a New York corporation (the "Purchaser"), or its registered assigns, is the registered holder of the number of Warrants (the "Warrants") set forth above to purchase shares of common stock, par value $0.01 per share (the "Common Stock"), of ADMINISTAFF, INC., a Delaware corporation (the "Company"). Each Warrant entitles the holder upon exercise to receive from the Company one fully paid and nonassessable share of Common Stock (a share of "Warrant Stock") upon the payment by the Purchaser to the Company of the initial exercise price (the "Exercise Price") of $50, payable in lawful money of the United States of America, upon surrender of this Warrant Certificate and payment of the Exercise Price at the office of the Company designated for such purpose, subject to the conditions set forth herein and in the Warrant Agreement referenced below. The Exercise Price and number and type of shares of Warrant Stock issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events, as set forth in the Warrant Agreement.

                  The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants, and are issued or to be issued pursuant to a Securities Purchase Agreement, dated as of January __, 1998 (the "Purchase Agreement"), and a Warrant Agreement, dated as of

February __, 1998 (the "Warrant Agreement"), each of which has been duly executed and delivered by the Company and the Purchaser, which Purchase Agreement and Warrant Agreement are hereby incorporated by reference in and made a part of this instrument and are hereby referred to for a description of the rights, obligations and duties hereunder of the Company and the holders of the Warrants (the words "holders" or "holder" meaning the registered holders or registered holder). By acceptance of this Warrant Certificate, the holder hereof agrees to be bound by the Purchase Agreement and the Warrant Agreement. Copies of the Purchase Agreement and the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. The Warrants evidenced by this Warrant Certificate are exercisable at any time and from time to time during the period beginning on the date hereof and ending on the fourth anniversary of the date hereof (the "Expiration Date").

                  The holder of Warrants evidenced by this Warrant Certificate may exercise such Warrants under and pursuant to the terms and conditions of the Warrant Agreement by surrendering this Warrant Certificate, with the form of election to purchase attached hereto (and by this reference made a part hereof) properly completed and executed, together with payment of the Exercise Price in cash at the office of the Company designated for such purpose. In the event that any exercise of Warrants evidenced hereby shall be for less than the total number of Warrants evidenced hereby and except as otherwise provided in the Warrant Agreement, there shall be issued by the Company to the holder hereof or its registered assignee a new Warrant Certificate evidencing the number of Warrants not exercised.

                  The Warrant Agreement provides that upon the occurrence of certain events the Exercise Price set forth on the face hereof and the number of shares of Warrant Stock issuable upon the exercise of each Warrant may, subject to certain conditions, be adjusted. No fractional shares of Warrant Stock will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

                  Warrant Certificates, when surrendered at the office of the Company by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

                  The Company may deem and treat the registered holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing made hereon) for the purpose of any exercise hereof, of any distribution to the holder(s) hereof and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

                  IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be signed by its duly authorized officer and has caused its corporate seal to be affixed hereunto or imprinted hereon.


Dated:                                 ADMINISTAFF, INC.
      ----------

                                       By:
                                           ------------------------------------
                                           Name:
                                           Title:


                                                      [CORPORATE SEAL]

                                                                    EXHIBIT D-3


THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. SAID SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF SAID ACT OR LAWS. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A SECURITIES PURCHASE AGREEMENT, DATED AS OF JANUARY __, 1998, BETWEEN ADMINISTAFF, INC. (THE "COMPANY") AND AMERICAN EXPRESS TRAVEL
RELATED SERVICES COMPANY, INC. (THE "PURCHASER"), A WARRANT AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND
THE PURCHASER AND A REGISTRATION RIGHTS AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER, COPIES OF EACH OF WHICH ARE ON FILE AT THE MAIN OFFICE OF THE COMPANY. ANY SALE OR TRANSFER OF THE SECURITIES EVIDENCED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS OF THOSE AGREEMENTS AND ANY SALE OR TRANSFER
OF SUCH SECURITIES IN VIOLATION OF SAID AGREEMENTS SHALL BE INVALID.

Certificate No. __                                             400,000 Warrants

                               Warrant Certificate

                                ADMINISTAFF, INC.

              This Warrant Certificate certifies that AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC., a New York corporation (the "Purchaser"), or its registered assigns, is the registered holder of the number of Warrants (the "Warrants") set forth above to purchase shares of common stock, par value $0.01 per share (the "Common Stock"), of ADMINISTAFF, INC., a Delaware corporation (the "Company"). Each Warrant entitles the holder upon exercise to receive from the Company one fully paid and nonassessable share of Common Stock (a share of "Warrant Stock") upon the payment by the Purchaser to the Company of the initial exercise price (the "Exercise Price") of $60, payable in lawful money of the United States of America, upon surrender of this Warrant Certificate and payment of the Exercise Price at the office of the Company designated for such purpose, subject to the conditions set forth herein and in the Warrant Agreement referenced below. The Exercise Price and number and type of shares of Warrant Stock issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events, as set forth in the Warrant Agreement.

              The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants, and are issued or to be issued pursuant to a Securities Purchase Agreement, dated as of January __, 1998 (the "Purchase Agreement"), and a Warrant Agreement, dated as of

February __, 1998 (the "Warrant Agreement"), each of which has been duly executed and delivered by the Company and the Purchaser, which Purchase Agreement and Warrant Agreement are hereby incorporated by reference in and made a part of this instrument and are hereby referred to for a description of the rights, obligations and duties hereunder of the Company and the holders of the Warrants (the words "holders" or "holder" meaning the registered holders or registered holder). By acceptance of this Warrant Certificate, the holder hereof agrees to be bound by the Purchase Agreement and the Warrant Agreement. Copies of the Purchase Agreement and the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. The Warrants evidenced by this Warrant Certificate are exercisable at any time and from time to time during the period beginning on the date hereof and ending on the fifth anniversary of the date hereof (the "Expiration Date").

              The holder of Warrants evidenced by this Warrant Certificate may exercise such Warrants under and pursuant to the terms and conditions of the Warrant Agreement by surrendering this Warrant Certificate, with the form of election to purchase attached hereto (and by this reference made a part hereof) properly completed and executed, together with payment of the Exercise Price in cash at the office of the Company designated for such purpose. In the event that any exercise of Warrants evidenced hereby shall be for less than the total number of Warrants evidenced hereby and except as otherwise provided in the Warrant Agreement, there shall be issued by the Company to the holder hereof or its registered assignee a new Warrant Certificate evidencing the number of Warrants not exercised.

              The Warrant Agreement provides that upon the occurrence of certain events the Exercise Price set forth on the face hereof and the number of shares of Warrant Stock issuable upon the exercise of each Warrant may, subject to certain conditions, be adjusted. No fractional shares of Warrant Stock will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

              Warrant Certificates, when surrendered at the office of the Company by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

              The Company may deem and treat the registered holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing made hereon) for the purpose of any exercise hereof, of any distribution to the holder(s) hereof and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

              IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be signed by its duly authorized officer and has caused its corporate seal to be affixed hereunto or imprinted hereon.


Dated:                                 ADMINISTAFF, INC.
      ----------

                                       By:
                                           ------------------------------------
                                           Name:
                                           Title:


                                                      [CORPORATE SEAL]

                                                                     EXHIBIT D-4


THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. SAID SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF SAID ACT OR LAWS. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A SECURITIES PURCHASE AGREEMENT, DATED AS OF JANUARY __, 1998, BETWEEN ADMINISTAFF, INC. (THE "COMPANY") AND AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC. (THE "PURCHASER"), A WARRANT AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER AND A REGISTRATION RIGHTS AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER, COPIES OF EACH OF WHICH ARE ON FILE AT THE MAIN OFFICE OF THE COMPANY. ANY SALE OR TRANSFER OF THE SECURITIES EVIDENCED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS OF THOSE AGREEMENTS AND ANY SALE OR TRANSFER OF SUCH SECURITIES IN VIOLATION OF SAID AGREEMENTS SHALL BE INVALID.

Certificate No. __                                              400,000 Warrants

                               Warrant Certificate

                                ADMINISTAFF, INC.

                  This Warrant Certificate certifies that AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC., a New York corporation (the "Purchaser"), or its registered assigns, is the registered holder of the number of Warrants (the "Warrants") set forth above to purchase shares of common stock, par value $0.01 per share (the "Common Stock"), of ADMINISTAFF, INC., a Delaware corporation (the "Company"). Each Warrant entitles the holder upon exercise to receive from the Company one fully paid and nonassessable share of Common Stock (a share of "Warrant Stock") upon the payment by the Purchaser to the Company of the initial exercise price (the "Exercise Price") of $70, payable in lawful money of the United States of America, upon surrender of this Warrant Certificate and payment of the Exercise Price at the office of the Company designated for such purpose, subject to the conditions set forth herein and in the Warrant Agreement referenced below. The Exercise Price and number and type of shares of Warrant Stock issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events, as set forth in the Warrant Agreement.

                  The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants, and are issued or to be issued pursuant to a Securities Purchase Agreement, dated as of January __, 1998 (the "Purchase Agreement"), and a Warrant Agreement, dated as of February __, 1998 (the "Warrant Agreement"), each of which has been duly executed and delivered by the Company and the Purchaser, which Purchase Agreement and Warrant Agreement are hereby incorporated by reference in and made a part of this instrument and are hereby referred to for a description of the rights, obligations and duties hereunder of the Company and the holders of the Warrants (the words "holders" or "holder" meaning the registered holders or registered holder). By acceptance of this Warrant Certificate, the holder hereof agrees to be bound by the Purchase Agreement and the Warrant Agreement. Copies of the Purchase Agreement and the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. The Warrants evidenced by this Warrant Certificate are exercisable at any time and from time to time during the period beginning on the date hereof and ending on the sixth anniversary of the date hereof (the "Expiration Date").

                  The holder of Warrants evidenced by this Warrant Certificate may exercise such Warrants under and pursuant to the terms and conditions of the Warrant Agreement by surrendering this Warrant Certificate, with the form of election to purchase attached hereto (and by this reference made a part hereof) properly completed and executed, together with payment of the Exercise Price in cash at the office of the Company designated for such purpose. In the event that any exercise of Warrants evidenced hereby shall be for less than the total number of Warrants evidenced hereby and except as otherwise provided in the Warrant Agreement, there shall be issued by the Company to the holder hereof or its registered assignee a new Warrant Certificate evidencing the number of Warrants not exercised.

                  The Warrant Agreement provides that upon the occurrence of certain events the Exercise Price set forth on the face hereof and the number of shares of Warrant Stock issuable upon the exercise of each Warrant may, subject to certain conditions, be adjusted. No fractional shares of Warrant Stock will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

                  Warrant Certificates, when surrendered at the office of the Company by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

                  The Company may deem and treat the registered holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing made hereon) for the purpose of any exercise hereof, of any distribution to the holder(s) hereof and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

                  IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be signed by its duly authorized officer and has caused its corporate seal to be affixed hereunto or imprinted hereon.


Dated:                                 ADMINISTAFF, INC.
      ----------

                                       By:
                                           ------------------------------------
                                           Name:
                                           Title:


                                                      [CORPORATE SEAL]

                                                                     EXHIBIT D-5


THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. SAID SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF SAID ACT OR LAWS. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A SECURITIES PURCHASE AGREEMENT, DATED AS OF JANUARY __, 1998, BETWEEN ADMINISTAFF, INC. (THE "COMPANY") AND AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC. (THE "PURCHASER"), A WARRANT AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER AND A REGISTRATION RIGHTS AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER, COPIES OF EACH OF WHICH ARE ON FILE AT THE MAIN OFFICE OF THE COMPANY. ANY SALE OR TRANSFER OF THE SECURITIES EVIDENCED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS OF THOSE AGREEMENTS AND ANY SALE OR TRANSFER OF SUCH SECURITIES IN VIOLATION OF SAID AGREEMENTS SHALL BE INVALID.

Certificate No. __                                              465,515 Warrants

                               Warrant Certificate

                                ADMINISTAFF, INC.

                  This Warrant Certificate certifies that AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC., a New York corporation (the "Purchaser"), or its registered assigns, is the registered holder of the number of Warrants (the "Warrants") set forth above to purchase shares of common stock, par value $0.01 per share (the "Common Stock"), of ADMINISTAFF, INC., a Delaware corporation (the "Company"). Each Warrant entitles the holder upon exercise to receive from the Company one fully paid and nonassessable share of Common Stock (a share of "Warrant Stock") upon the payment by the Purchaser to the Company of the initial exercise price (the "Exercise Price") of $80, payable in lawful money of the United States of America, upon surrender of this Warrant Certificate and payment of the Exercise Price at the office of the Company designated for such purpose, subject to the conditions set forth herein and in the Warrant Agreement referenced below. The Exercise Price and number and type of shares of Warrant Stock issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events, as set forth in the Warrant Agreement.

                  The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants, and are issued or to be issued pursuant to a Securities Purchase Agreement, dated as of January __, 1998 (the "Purchase Agreement"), and a Warrant Agreement, dated as of February __, 1998 (the "Warrant Agreement"), each of which has been duly executed and delivered by the Company and the Purchaser, which Purchase Agreement and Warrant Agreement are hereby incorporated by reference in and made a part of this instrument and are hereby referred to for a description of the rights, obligations and duties hereunder of the Company and the holders of the Warrants (the words "holders" or "holder" meaning the registered holders or registered holder). By acceptance of this Warrant Certificate, the holder hereof agrees to be bound by the Purchase Agreement and the Warrant Agreement. Copies of the Purchase Agreement and the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. The Warrants evidenced by this Warrant Certificate are exercisable at any time and from time to time during the period beginning on the date hereof and ending on the seventh anniversary of the date hereof (the "Expiration Date").

                  The holder of Warrants evidenced by this Warrant Certificate may exercise such Warrants under and pursuant to the terms and conditions of the Warrant Agreement by surrendering this Warrant Certificate, with the form of election to purchase attached hereto (and by this reference made a part hereof) properly completed and executed, together with payment of the Exercise Price in cash at the office of the Company designated for such purpose. In the event that any exercise of Warrants evidenced hereby shall be for less than the total number of Warrants evidenced hereby and except as otherwise provided in the Warrant Agreement, there shall be issued by the Company to the holder hereof or its registered assignee a new Warrant Certificate evidencing the number of Warrants not exercised.

                  The Warrant Agreement provides that upon the occurrence of certain events the Exercise Price set forth on the face hereof and the number of shares of Warrant Stock issuable upon the exercise of each Warrant may, subject to certain conditions, be adjusted. No fractional shares of Warrant Stock will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

                  Warrant Certificates, when surrendered at the office of the Company by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

                  The Company may deem and treat the registered holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing made hereon) for the purpose of any exercise hereof, of any distribution to the holder(s) hereof and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

                  IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be signed by its duly authorized officer and has caused its corporate seal to be affixed hereunto or imprinted hereon.



Dated:                                 ADMINISTAFF, INC.
      ----------

                                       By:
                                           ------------------------------------
                                           Name:
                                           Title:


                                                      [CORPORATE SEAL]

                                                                     EXHIBIT E-1

                    [OPINIONS TO BE GIVEN BY ANDREWS & KURTH]


              (i) The execution, delivery and performance by each of the Company, ASFT and ASF Companies, of each of the Acquisition Agreements to which it is a party have been duly and validly authorized by all necessary corporate action on the part of the Company, ASFT and ASF Companies, as applicable, and each has been duly executed and delivered by the Company, ASFT and ASF Companies, (as applicable). Each of the Investment Agreements constitutes the valid and binding obligation of the Company, ASFT and ASF Companies, (as applicable), enforceable against the Company, ASFT and ASF Companies, (as applicable) in accordance with its terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally and other general equitable principles.

              (ii) The execution, delivery and performance by the Company of the Investment Agreements, the issuance, sale and delivery of the Purchased Stock pursuant to the Purchase Agreement and, upon conversion of the Warrants, the issuance and delivery of the Warrant Stock will not violate any provision of the Delaware General Corporation Law, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit or alteration of rights or obligations under, or result in the creation of any Lien upon any of the properties or assets of the Company, ASFT or ASF Companies under the Company's Certificate or the Company's Bylaws, or the Articles of Incorporation or Bylaws of ASFT.

              (iii) The issuance, sale and delivery by the Company of the Purchased Stock and the Warrants have been duly authorized by all requisite corporate action on the part of the Company and, when paid for by the Purchaser pursuant to the Purchase Agreement, the Purchased Stock and the Warrants will be validly issued, fully paid and nonassessable. The issuance of the Warrant Stock pursuant to the Warrant Agreement has been duly authorized by all requisite corporate action on the part of the Company and the shares of Warrant Stock have been duly reserved for issuance upon exercise of the Warrants and when so issued, will be validly issued, fully paid and nonassessable.

              (iv) The Board of Directors of the Company has approved pursuant to Section #203(a)(1) of the Delaware General Corporation Law the matters described in Section #3(g) of the Purchase Agreement.

   [SUBJECT TO SUCH QUALIFICATIONS AND LIMITATIONS AS THE PARTIES MAY AGREE.]

                                                                     EXHIBIT E-2

                    [OPINIONS TO BE GIVEN BY JOHN H. SPURGIN]


                (i) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. ASFT is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. ASF Companies is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Company, ASFT and ASF Companies, has the corporate power and authority to own, lease and operate its respective properties, to carry on its respective business as currently conducted and to execute, deliver and perform its obligations under each Acquisition Agreement to which it is a party. The Company also has the corporate power and authority to issue, sell and deliver the Common Stock to be purchased by the Purchaser pursuant to the Purchase Agreement (the "Purchased Stock") and the Warrants and, upon exercise of the Warrants, to issue and deliver the Warrant Stock.

               (ii) The execution, delivery and performance by the Company of the Investment Agreements, the issuance, sale and delivery of the Purchased Stock pursuant to the Purchase Agreement and, upon conversion of the Warrants, the issuance and delivery of the Warrant Stock will not violate any provision of the Delaware General Corporation Law, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, or acceleration of any obligation or to loss of a benefit or alteration of rights or obligations under, or result in the creation of any Lien upon any of the properties or assets of the Company, ASFT or ASF Companies under, (a) any loan or credit agreement, note, bond, mortgage, indenture, reciprocal easement agreement, lease or other agreement, instrument, permit, concession, contract, franchise or license to which the Company, ASFT or ASF Companies is a party or by which any of their respective properties or assets are bound or (b) subject to the governmental filings and other matters referred to in paragraph (v) below, any Laws applicable to the Company, ASFT or ASF Companies, or their respective properties or assets, other than, in the case of clause (b) or (c), any such violations, defaults, rights or Liens that either individually or in the aggregate would not (x) have a Material Adverse Effect or
(y) prevent or delay in any material respect the consummation of any of the transactions contemplated hereby or by the other Investment Agreements.

              (iii) The issuance, sale and delivery of the Purchased Stock, the Warrants and the Warrant Stock are not subject to any preemptive rights of stockholders of the Company provided by current law, or, to our knowledge and except as provided for in the Acquisition Agreements and as set forth in the Company Disclosure Letter, to any right of first refusal or other similar right in favor of any person existing on the date hereof.

               (iv) To my knowledge, except as disclosed in the Company Disclosure Letter, there is no suit, action or proceeding pending, threatened in writing or otherwise threatened against or affecting the Company, ASFT or ASF Companies or any of their respective properties or assets that, individually or in the aggregate, could reasonably be expected to (i) have a

Material Adverse Effect or (ii) prevent or delay in any material respect the consummation of any of the transactions contemplated by the Acquisition Agreements, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against the Company, ASFT or ASF Companies or any of their respective properties or assets having, or which, insofar as reasonably can be foreseen, in the future would have, any such effect.

                (v) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to the Company, ASFT or ASF Companies in connection with the execution and delivery of the Investment Agreements to which they are parties by the Company, ASFT and ASF Companies and the offer, sale or issuance of the Purchased Stock and the Warrants (and the Warrant Stock issuable upon exercise of the Warrants) or the consummation of any other transaction contemplated by the Investment Agreements, except for (a) filings required under the HSR Act and
(b) such other consents, approvals, orders, authorizations, registrations, declarations and filings (x) as are disclosed in the Company Disclosure Letter or (y) which, if not obtained or made, would not prevent or delay in any material respect the consummation of any of the transactions contemplated by the Investment Agreements or otherwise prevent the Company, ASFT or ASF Companies from performing its obligations under any of the Investment Agreements in any material respect or have, individually or in the aggregate, a Material Adverse Effect.

               (vi) The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock. The authorized, issued and outstanding capital stock of the Company is as set forth in the Company SEC Documents (except for subsequent issuances, if any pursuant to Company Benefit Plans referred to in the Company SEC Documents). All outstanding shares of Common Stock of the Company are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in the Purchase Agreement or as disclosed in the Company Disclosure Letter, to our knowledge, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company, ASFT or ASF Companies, is a party or by which such entity is bound, obligating the Company, ASFT or ASF Companies to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, voting securities or other ownership interests of the Company, ASFT or ASF Companies or obligating the Company, ASFT or ASF Companies to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.

   [SUBJECT TO SUCH QUALIFICATIONS AND LIMITATIONS AS THE PARTIES MAY AGREE].

                                                CONFIDENTIAL TREATMENT REQUESTED
                                                                       EXHIBIT 2





                               MARKETING AGREEMENT

                                     BETWEEN

             AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC.,

                               ADMINISTAFF, INC.,

                           ADMINISTAFF COMPANIES, INC.

                                       AND

                           ADMINISTAFF OF TEXAS, INC.

                                      DATED

                                 MARCH __, 1998

                                INDEX OF EXHIBITS


EXHIBIT                                                             PAGE
-------                                                             ----
A        Client Service Agreement....................................25

B        Quality Standards...........................................26

C        Description of Services.....................................28

D        AMEX Audit Rights...........................................30

E        AMEX Data Access Document...................................31

F        Confidentiality/Data Security...............................34

G        Customer Data and Data-Related Rights.......................36

H        Security....................................................37

I        Confidentiality Agreement...................................39

J        Non-Disclosure..............................................40

K        Insurance...................................................42

                               MARKETING AGREEMENT

This Marketing Agreement (this "Agreement") is entered into this ___ day of March 1998, by ADMINISTAFF, INC., a Delaware corporation, ADMINISTAFF COMPANIES, INC., a Delaware corporation, ADMINISTAFF OF TEXAS, INC., a Texas corporation and AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC., a New York corporation.

                                    RECITALS:

A. This Agreement is entered into in connection with the Securities Purchase Agreement between AMEX and ASF DE dated January 27, 1998.

B. ASF is engaged in the business of providing professional employer services.

C.       ASF and AMEX wish to cooperate in the marketing of the Services.

D. AMEX intends to utilize its resources, including access to AMEX Customers, to generate AMEX Leads and/or Appointments.

E. ASF and AMEX intend to contact the AMEX Leads, in order to generate Appointments.

F. ASF and AMEX intend to solicit AMEX Leads to subscribe to the Services and become AMEX Clients.

G.       AMEX and ASF intend to market and promote Embedded Products.

H. ASF desires to utilize its resources and current and future client base to provide ASF Referrals for services furnished by AMEX's business units including AEFA and TBS.

I. The Parties wish to set forth in this Agreement the terms and conditions under which they will undertake the marketing activities described above.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, the Parties hereto agree as follows:

1.       DEFINITIONS:

         AEFA: American Express Financial Advisors.

         Agents: ASF or its officers, directors, employees, contractors or agents.

         Agreement: this Marketing Agreement.

         AMEX: AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC., a New York corporation.

         AMEX Client: means any AMEX Customer that is a party to an AMEX PEO CSA and is not a party to an ASF PEO CSA.

         AMEX Customer: means any Business Entity that utilizes an AMEX product or service (e.g., an American Express Corporate Card).

         AMEX Indemnitee: AMEX, its parent, subsidiaries, affiliates, successors and assignees, and their respective directors, officers, agents and employees.

         AMEX Lead: means: (a) any AMEX PEO Prospect that expresses to AMEX an interest in the AMEX Product either in person, in writing, via telephone or via the Internet (including, without limitation, accessing any Web Site used by AMEX to describe, or solicit interest in, PEO services); (b) any AMEX PEO Prospect that contacts ASF and indicates to ASF that (1) such AMEX PEO Prospect is interested in purchasing, or obtaining additional information regarding, the AMEX Product or (2) such AMEX PEO Prospect is responding to an AMEX Product solicitation; or (c) any Business Entity attending or participating in a joint marketing activity as contemplated in Section 5(b).

         AMEX Marketed PEO Prospect: means any AMEX PEO Prospect that: (a) AMEX has specifically targeted regarding the Services or the AMEX Product and with which AMEX has communicated by mail, telemarketing, interactive media, direct sales force, seminars or otherwise; or (b) has been referred by an AMEX business unit to ASF as being interested in the AMEX Product; provided however, the status of AMEX Marketed PEO Prospect shall cease when six months have lapsed from the later of the Contact Date or the referral date.

         AMEX PEO Prospect: means any AMEX Customer that is not a party to either an ASF PEO CSA or an AMEX PEO CSA.

         AMEX PEO CSA: means the agreement by which an AMEX Client engages ASF to provide the AMEX Product to such AMEX Client.

         ***

         Appointment: means the meeting of an AMEX Lead with an ASF salesperson to discuss the Services.

         *** Confidential Treatment Requested

         ASF:  ASF DE, ASF COMP and ASF TX.

         ASF Client: means any ASF Customer that is a party to an ASF PEO CSA and is not a party to an AMEX PEO CSA.

         ASF COMP: ADMINISTAFF COMPANIES, INC., a Delaware corporation.

         ASF Customer: any Business Entity that engages ASF to provide PEO services to such Business Entity in accordance with the terms of a current and enforceable ASF PEO CSA.

         ASF DE: ADMINISTAFF, INC., a Delaware corporation.

         ASF Derivative Proprietary Work: proprietary interests in technology, products or services that AMEX and ASF jointly develop that is an improvement, enhancement, extension or derivative of ASF's preexisting proprietary rights. The ASF Derivative Proprietary Work consists solely of the improvement, enhancement, extension or derivative and will not include the preexisting or underlying work.

         ASF Indemnitee: ASF, its parent, subsidiaries, affiliates, successors and assignees, and their respective directors, officers, agents and employees.

         ASF PEO CSA: the agreement by which ASF provides PEO services to ASF Customers.

         ASF TX: ADMINISTAFF OF TEXAS, INC., a Texas corporation.

         ASF Referral: referral to AMEX for AEFA and TBS Services from past, current and future customers of ASF.

         Business Entity: any corporation, subchapter S corporation, partnership, joint venture, trust, association, limited liability company, sole proprietorship or un-incorporated organization engaged in a commercial enterprise.

         Business Records: business and financial records maintained by ASF that detail the completeness and accuracy of the commissions paid to AMEX and revenue related to embedded AMEX Products.

         Change of Control: the occurrence of any of the following: ***

         *** Confidential Treatment Requested.

         ***

         Claim: any loss, damage, cost, expense, liability, and settlement, including without limitation, any reasonable attorney fees and court costs.

         Client: includes AMEX Clients and ASF Clients.

         Commission Report: A report which includes: (a) total number of AMEX Clients; (b) AMEX Clients' names; (c) AMEX Clients' dates of enrollment; (d) total number of worksite employees for each AMEX Client; and (e) the related commissions due to AMEX.

         Commissionable Client: Any AMEX Lead or AMEX Marketed PEO Prospect that enters into an AMEX PEO CSA or ASF PEO CSA.

         Competitor: ***

         Contact Date: date of specific solicitation of the AMEX Product or Services, including mail, telemarketing, direct or indirect sales force, seminar and interactive e-mail.

         CPR: the Center for Public Resources.

         CSA: Client Service Agreement, as attached in Exhibit A.

         Dedicated Staff: ASF sales personnel who: (a) are full-time salaried employees of ASF; (b) have completed at least 30 days of sales training in professional employer services; (c) and have at least 60 days continuous sales experience of professional employer services with ASF; and (d) only sell professional employer services.

         Effective Date: March ___, 1998.

         Embedded Products: certain AMEX products and services that are offered to ASF clients and prospects in a seamless integrated manner embedded in ASF's offering of Services.

         Expiration Date: ____________, 2005 (including any renewal period as provided).

         Fifteen Month Period: first 15 months from the date of this Agreement.

         Joint Work: any proprietary interests in technology, products or services that is jointly developed by AMEX and ASF and is not an ASF Derivative Proprietary Work. If the

         *** Confidential Treatment Requested

         Joint Work consists of an improvement, enhancement, extension or derivative of AMEX's preexisting proprietary rights, the Joint Work shall consist solely of the improvement, enhancement, extension or derivative and will not include the preexisting or underlying work.

         Notice: all notices, consents, requests, instructions, approvals, and other communications made, required or permitted.

         Paid Worksite Employee: An employee with a unique Social Security number or taxpayer identification number paid by ASF during a calendar month.

         Parties: AMEX and ASF.

         PEO: Professional Employer Organization.

         Purchase Agreement: Securities Purchase Agreement between AMEX and ASF dated January 27, 1998.

         Reenrolled Client: any of the Clients that cancel the Services and have reenrolled in the Services.

         Required Embedding: AEFA and TBS services as specified by AMEX.

         Services: the business of providing professional employer services, as more particularly described on Exhibit C.

         TBS: Tax and Business Services.

         Ten Year Term: a ten year period from the date an AMEX Lead becomes a Client.


2.       PROMOTION OF THE SERVICES:

         AMEX and ASF will cooperate in the joint marketing and promotion of the Services including utilizing AMEX's technology, marketing and personnel resources in order to generate AMEX Clients.

3.       AMEX PRODUCT:

         ASF will offer, at the expense of ASF, the AMEX Product to: (1) AMEX Leads; (2) AMEX Marketed PEO Prospects; and (3) AMEX Customers. ASF and AMEX agree to mutually develop value-added components to be integrated into the AMEX Product, at ASF's expense, to differentiate the AMEX Product (e.g. unique specialized training on small business topics, including planning and hiring) from the Services offered to ASF Customers. The AMEX Product will be marketed exclusively to AMEX Leads and AMEX Customers and will be marketed under the name and brand of ASF, but at AMEX's discretion, will be identified as being co-marketed by AMEX. ASF shall not market the AMEX Product other than to AMEX Leads and AMEX Marketed PEO Prospects. At AMEX's discretion, ASF will include in the AMEX Product, and make available to AMEX Clients, any new products or services that ASF markets to ASF Customers.

         If the facts from the date of this Agreement regarding the IRS's audit of ASF's single employer 401(k) plan change which may require ASF to change its delivery of the 401(k) service, ASF covenants to: (1) disclose, to AMEX's reasonable satisfaction, the proposed changes in ASF's delivery of the 401(k) service; and (2) use commercially reasonable efforts to make the transition seamless. ASF covenants to use commercially reasonable efforts to ensure that the value of the products and services offered to Clients shall not decrease due to a change in the embedded benefits plan, provided that except as provided in the CSA ASF shall have no obligation to hold Clients harmless from any such decrease in value.

4.       AMEX LEAD GENERATION ACTIVITIES:

a. AMEX Marketing Activities: AMEX will use commercially reasonable efforts to generate AMEX Leads to ASF.

         (1) Costs: All marketing and promotional costs incurred by AMEX in connection with generating the AMEX Leads for ASF shall be borne by AMEX. Once an AMEX PEO Prospect is generated to ASF as an AMEX Lead, any costs incurred in converting the AMEX Lead to an Appointment or an AMEX Client shall be borne by the Party converting the AMEX Lead. ASF agrees that it will assist AMEX in its ability to convert AMEX Leads to Appointments; if any tools are needed by AMEX to convert AMEX Leads to Appointments, such as meeting schedule software, ASF shall provide the tools at ASF's expense.

         (2) Activities: AMEX agrees to use commercially reasonable efforts to target its marketing activities to AMEX PEO Prospects that meet ASF's reasonable guidelines including size, location and SIC code of prospects. AMEX may use any marketing channel to generate leads including mail, telemarketing, newsletter, direct or indirect sales force and interactive media. AMEX will establish a yearly budget for supporting its activities under this Agreement including generating leads. AMEX will form a dedicated team of full-time employees to fulfill AMEX's activities under this Agreement.

         (3) Quality Standards: ASF covenants that when marketing the Services to AMEX Leads, ASF will comply with the Quality Standards listed in Exhibit B.

         (4)      Planning: ***

b. Joint Marketing Activities: AMEX and ASF agree to conduct joint marketing activities (such as customized seminars) in order to generate AMEX Leads, whereby ASF provides experts and marketing materials at ASF's expense and AMEX generates attendees at AMEX's expense. ASF covenants that when conducting joint marketing activities, ASF will comply with the Quality Standards listed in Exhibit B. AMEX is responsible for meeting expenses associated with the customized seminars.

c. Training: In order to enable AMEX employees and/or customer service representatives to generate leads successfully, ASF and AMEX will arrange for education and training of the AMEX employees whose job responsibilities include generating AMEX Leads, including TBS, AEFA, Small Business Services, Corporate Services and Establishment Services employees. ASF shall provide the education and training as AMEX reasonably requests, and without any costs to AMEX, other than the costs of facilities and general meeting expenses. The location of the education and training will be determined based upon business necessities. Each Party will be responsible for the out of pocket expenses incurred by that Party in connection with the education and training, including housing, lodging and travel associated with such Party's employees. Neither Party will compensate the other Party for lost employee time.

d. Toll-Free Number: ASF will support dedicated toll-free numbers to receive inquiries from prospective AMEX Leads and AMEX Clients which toll-free numbers shall be wholly-owned by AMEX. ASF shall pay all costs associated with such toll-free numbers, including monthly maintenance fees and usage charges. The toll-free number(s) for this service shall not be used for any other service or any other client/program without express written consent of AMEX. AMEX shall have all rights in and to the toll-free number(s) upon termination of this Agreement and at that time shall assume any and all costs associated with these toll-free numbers after any deposits on them, paid by ASF are refunded to ASF. AMEX shall have the right to retain and reuse the toll-free number(s). AMEX shall have the right to approve ASF's telecommunications requirements for marketing response to maximize best efforts and professionalism. At AMEX's discretion, ASF will provide, at its sole cost and expense, a dedicated toll-free dial transfer number with priority handling to AMEX. For a period of one year from the termination of this Agreement for any reason, ASF shall continue to provide AMEX the dedicated toll-free dial transfer number. After one year from the termination of this Agreement, AMEX

         *** Confidential Treatment Requested
         shall be responsible for the cost and expense of such toll-free number, and AMEX may use such number in its own discretion.

5.       ASF ACTIVITIES:

a.       Embedded Activities:

         (1) Embedded Product: At AMEX's discretion, AMEX may require ASF to embed the Required Embedding in the Services provided to AMEX Clients or other existing or potential ASF Clients, and ASF shall use all reasonable commercial efforts to integrate the Required Embedding into a seamless offering of the Services. After mutually agreeable terms to both Parties are reached, ASF may embed in the Services other AMEX products, including Small Business Services, Corporate Card, Business Travel and Purchasing Card services. Any AMEX Embedded Products will, at AMEX's discretion, be clearly identified under the name and brand that AMEX designates. AMEX will use reasonable efforts to customize the AMEX products, at AMEX's expense, that will be embedded in the Services. As mutually agreed by the Parties, ASF may collect payment on any and all Embedded Products as part of the fee structure established with a Client and shall remit any payments so collected to AMEX within 25 days following the end of the month.

         (2)      Referral Activities: ***

         (3) Review and Audit: If both Parties agree to embed other AMEX products in addition to the Required Embedding with respect to which ASF is due commissions, ASF shall have the audit rights as agreed by the Parties with respect to any commissions owed to ASF by AMEX.

b. Sales Force Commitment: ASF acknowledges that an adequate and properly trained sales force is essential to the successful marketing of the Services and agrees that ASF's undertaking to maintain such a sales force is a prime consideration of AMEX for entering into and continuing this Agreement. *** Both Parties agree to discuss in good faith any

         *** Confidential Treatment Requested
         reasonable requests by the other Party to modify the guidelines.  ***

6.       CUSTOMER PROTECTION:

a. AMEX Customer Protection: ASF acknowledges that unnecessary risk would be caused to AMEX if ASF solicited AMEX Customers outside this Agreement or otherwise intentionally diluted AMEX's ability to provide AMEX Leads to ASF. ASF's agreement, as detailed in this Section, to protect AMEX from this risk is a prime consideration of AMEX for entering into and continuing this Agreement. ASF will not knowingly market any products or services to AMEX Customers other than under the terms of this Agreement. ASF covenants:

         ***

b. ASF Customer Protection: AMEX acknowledges that unnecessary risk would be caused to ASF if AMEX solicited ASF Clients outside this Agreement. AMEX understands that

         *** Confidential Treatment Requested
         to protect ASF from this risk is a prime consideration of ASF for entering into and continuing this Agreement. AMEX will not knowingly market another PEO's products or services to ASF Customers other than under the terms of this Agreement. AMEX covenants:

         ***

7.       FINANCIAL ARRANGEMENT:

a.       Commission Revenues:

         (1)      ASF agrees to pay AMEX a commission based on ***



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         ***

         (3) Payments shall be due and payable by ASF to AMEX *** (the "due date") for *** commission.

         (4) ASF shall pay interest at the rate of *** per annum on all commissions paid after the due date.

         (5) ASF shall deliver to AMEX the *** for each month together with the payments required hereunder for such month.

         (6)      ***

b.       ASF Referrals: ASF will provide AMEX with ASF Referrals. ***

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



         ***

c. Billing and Records: ASF shall be responsible for billing and processing any fees associated with providing the Services. ASF shall maintain the Business Records which shall contain sufficient information to verify the completeness and accuracy of the commissions paid to AMEX. The Business Records shall be kept for a period of at least three years beyond the end of the fiscal year to which they relate.

d. Review and Audit: AMEX shall have those review and audit rights contained in Exhibit D.

e. Survival: The terms of this Section 7 shall survive the termination of this Agreement.

8.       MOST FAVORED NATION:

a. ASF agrees that AMEX shall have "most favored nation" status with respect to investment and marketing and other terms at least equal to or better than any other terms ASF has in existence or may negotiate in the future when taken as a whole with respect to any other marketing agreement and purchase agreement or similar agreement that also involves an investment or financing arrangement in ASF.

b. ASF shall provide written notice to AMEX of all agreements and arrangements it enters into that may impact AMEX's rights under this
         Section 8, within 10 days prior to entering into such agreements and arrangements, unless such agreement or arrangement is: (1) presented during an ASF's Board of Directors meeting; and (2) at the time of presentation the AMEX designated board member serves on the Board.

***

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         ***

10.      INDEMNIFICATION AND HOLD HARMLESS:

a. ASF DE, ASF COMP and ASF TX shall jointly and severally indemnify and hold harmless AMEX and each AMEX Indemnitee from and against any material Claim incurred by any AMEX Indemnitee which Claim arises out of or in connection with: (1) the intentional or negligent act or omission of ASF or its Agents in the course of the performance of ASF's duties and obligations under this Agreement; (2) the failure of ASF or its Agents, as the case may be, to comply with the terms of this Agreement; (3) the failure of ASF (including without limitation its Agents who perform on behalf of ASF hereunder) to comply with its obligations under any and all laws, rules, or regulations applicable to ASF, its Agents or the Services, as the case may be; (4) the marketing, promotion, sale or provision of any services offered by ASF (other than the Embedded Products provided by AMEX), including without limitation any federal, state or local taxes, penalties or interest, and liabilities to employees of ASF (including liabilities based upon joint employer or other theories); or (5) any state or local taxing authority which relates to ASF Services excluding any embedded AMEX products.

         Each AMEX Indemnitee seeking indemnification under this Agreement shall give prompt notice to ASF along with such AMEX Indemnitee's request for indemnification, of any Claim for which it is seeking indemnification. The Parties understand and further agree that no settlement of an indemnified Claim shall be made by an AMEX Indemnitee without the concurrence of ASF. ASF shall control the settlement or defense of any Claim; provided, however, that the AMEX Indemnitee may, at its cost, engage its own attorneys. The AMEX Indemnitee will fully cooperate with ASF to enable it to fulfill its obligations with respect to such Claim. All of the provisions in this Section 10(a) shall survive the termination of this Agreement.

b. AMEX shall indemnify and hold harmless ASF and each ASF Indemnitee from and against any material Claim reasonably incurred by any ASF Indemnitee which Claim arises out of or in connection with the intentional or negligent act or omission of AMEX in the course of the performance of AMEX's duties and obligations under this Agreement.


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         Each ASF Indemnitee seeking indemnification under this Agreement shall give prompt notice to AMEX along with such ASF Indemnitee's request for indemnification, of any Claim for which it is seeking indemnification. The Parties understand and further agree that no settlement of an indemnified Claim shall be made by an ASF Indemnitee without the concurrence of AMEX. AMEX shall control the settlement or defense of any Claim; provided, however, that the ASF Indemnitee may, at its cost, engage its own attorneys. The ASF Indemnitee will fully cooperate with AMEX to enable it to fulfill its obligations with respect to such Claim. All of the provisions in this Section 10(b) shall survive the termination of this Agreement.

11.      CUSTOMER SERVICES:

         ASF agrees to provide customer services to Clients in accordance with the Quality Standards set forth in Exhibit B.

12.      REPORTS:

a. ASF shall provide AMEX with the following reports, at the time and in the form and substance mutually agreed upon by the Parties hereto:

         (1)      AMEX Lead Report including: (a) detail list of all AMEX Leads;
                  (b) dates of contact on a per AMEX Lead basis; (c) number of business days for AMEX Leads to be contacted by an ASF salesperson; (d) status of all AMEX Leads; (e) date of Appointment for each AMEX Lead; (f) results from Appointment for each AMEX Lead; and (g) any other relevant information gained on each AMEX Lead;

         (2)      Commission Report;

         (3) Quality Standards Report including: (a) number of inbound marketing calls; (b) number of mail and e-mail responses; and
                  (c) response time to customer complaints transferred by AMEX to ASF; when ASF implements the tracking technology, this report will include average time taken to answer inbound calls and percentage of calls that are abandoned;

         (4) Attrition Report including total number and names of the Clients that: (a) cancel their enrollment in the Services; (b) reasons disclosed to ASF for such Clients' discontinuing their respective enrollment in the Services; and (c) date of cancellation by such Clients or the last date such Client used the Services. Further, this Attrition report shall track previous Clients to determine the Reenrolled Client.

         (5) Embedded Product Report including: (a) number of contacts with Clients regarding sales of Embedded Products; and (b) status of each contact.

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





         ASF covenants to make reasonable efforts throughout the term of this Agreement to: (a) improve the quality and timing of information made available to AMEX as required in this Section; and (b) provide any additional information or reports that AMEX reasonably requests.

b. AMEX shall provide ASF with reports on marketing activities with respect to generating AMEX Leads at the time and in the form and substance mutually agreed upon by the Parties. AMEX covenants to make reasonable efforts throughout the term of this Agreement to: (1) improve the quality and timing of information made available to ASF as required in this Section; and (2) provide any additional information or reports that ASF reasonably requests.

c. The reports required above will be provided to AMEX and ASF respectively on a monthly basis or as otherwise mutually agreed by AMEX and ASF.

13.      PUBLICITY:

         Neither ASF nor AMEX shall issue advertising, promotional activity or publicity release relating to the Services without securing the prior written consent of the other Party. Further, neither ASF nor AMEX may use any of the other Party's registered or unregistered trademarks, tradenames or service marks in the marketing and promotional materials or otherwise in connection with the promotion of the Services, except with the prior written consent of the other Party and then, only in accordance with such guidelines as the other Party may from time-to-time reasonably establish concerning such use.

14.      CONFIDENTIALITY:

a. ASF and AMEX acknowledge that as a result of the performance of their responsibilities under this Agreement, both ASF and AMEX will obtain access to confidential and proprietary information of the other Party. ASF acknowledges that AMEX's confidential information includes the names of AMEX Customers and that AMEX has the sole ownership rights in these names and that ASF has no rights to these names outside of this Agreement. AMEX acknowledges that ASF's confidential information includes the names of ASF Referrals and that ASF has the sole ownership rights in these names and that AMEX has no rights to use these names outside this Agreement. All such information shall be deemed to be confidential unless it is clearly intended by the first Party for public distribution in the public domain, information known to the second Party prior to the receipt of such information from the first Party, or information lawfully obtained from a third party by the other Party. Except for marketing activities that mutually benefit both Parties, this Agreement, along with all exhibits hereto, is hereby designated as confidential within the meaning of this Section 14 and shall not be

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



         disclosed to a third party unless required by law. ASF and AMEX shall each take the same measures to protect the confidentiality of such information received by them as they take with respect to their own confidential information, including, but not limited to, instructing their employees, vendors, agents, and independent contractors (excluding only those retained to provide the Services) of the foregoing and requiring them to be bound by appropriate confidentiality agreements. ASF and AMEX shall not use any such information for any purpose other than to perform their responsibilities under this Agreement.

b. Each Party acknowledges that irreparable injury would be caused to the other Party in the event of unauthorized use of the other Party's confidential information, and agrees that preliminary and permanent injunctive relief would be appropriate in the event of breach of
         Section 14. Upon termination or expiration of this Agreement, each Party agrees to promptly return the confidential information of the other Party or to acknowledge in writing that all confidential information of the other Party has been destroyed at the request and option of the requesting Party.

c. It is understood and agreed by the Parties hereto that all lists of AMEX Leads are and always have been the exclusive property of AMEX, and will be turned over to AMEX, at no cost to AMEX, upon termination of this Agreement.

d. Section 14, in its entirety, shall survive the termination of this Agreement.

15.      DATA AND RECORDS:

         Acknowledging the confidentiality of Client data, ASF hereby agrees to the terms of the AMEX Data Access Document attached hereto as Exhibit E, the Confidentiality/Data Security schedule attached hereto as Exhibit F and the Customer Data and Data-Related Rights schedule attached hereto as Exhibit G the terms of which are hereby incorporated herein and made a part hereof. ASF will limit the information it obtains from Clients to information required by ASF to fulfill the Services, and in any event only such information as approved by AMEX. In addition, ASF will comply with the exhibits entitled Security attached hereto as Exhibit H and AMEX Audit Rights attached hereto as Exhibit D, the terms of both are incorporated herein by reference and made a part hereof. In the event ASF uses the services of third party vendors, representatives or subcontractors, ASF shall be responsible for ensuring their compliance with the terms of this Agreement, and shall ensure that all such vendors, representatives or subcontractors execute the Confidentiality Agreement attached hereto as Exhibit I. ASF's employees and agents shall execute the Non-Disclosure Agreement attached hereto as Exhibit J, prior to gaining access to AMEX data.


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



16.      REPRESENTATIONS, WARRANTIES & COVENANTS:

a. Each of ASF and AMEX represents and warrants that it has full power and authority to execute this Agreement and to take all actions required by, and to perform the agreements contained in, this Agreement, and that each Party's obligations under this Agreement do not conflict with their obligations under any other agreement to which it may be a party.

b. Each of ASF and AMEX represents, warrants and covenants that the performance of their obligations under this Agreement in connection with the Services complies and will comply with all applicable federal, state, local and foreign laws and regulations.

c. Each of ASF and AMEX represents, warrants and covenants that each of its respective employees assigned to perform services with respect to the Services under this Agreement has and will have the skill and background to perform such assigned services in a competent and professional manner, and to act in compliance with all applicable laws and regulations.

d. ASF covenants to stay current with the law and to inform AMEX immediately of any material changes in such laws or regulations which may require a change in the Services.

17.      INSURANCE:

         During the term of this Agreement: (a) ASF shall continue to maintain, at its own expense, insurance equal to or better than the insurance policies listed on Exhibit K from insurers that maintain a rating of B++ or higher from A.M. Best; and (b) ASF shall continue to require its Clients to maintain insurance policies equal to or better than the insurance policies as currently required of Clients as listed on Exhibit K.

         ASF shall, prior to the Effective Date and upon the renewal of each coverage required pursuant to this Section, furnish certificates of insurance or adequate proof of the foregoing insurance to AMEX. All insurance policies required of ASF (except policies procured from government sources which do not allow this provision) shall contain a provision stating the name and address of AMEX and that AMEX is to be notified in writing by the insurer at least 30 days prior to cancellation of, or any material change in, the policy.

18.      INTELLECTUAL PROPERTY OWNERSHIP:

         AMEX acknowledges that as between ASF and AMEX, ASF shall have exclusive and unlimited ownership rights of all proprietary interest in technology, products or services that ASF owned before this Agreement or that was developed independently by ASF during this Agreement. ASF acknowledges that as between ASF and AMEX, AMEX shall have exclusive and unlimited ownership rights of all proprietary interests in technology, products or services that AMEX owned before this Agreement or that was developed independently by AMEX during this Agreement.

         ASF acknowledges that any Joint Work shall belong exclusively to AMEX without any duty of accounting, with AMEX having the sole right to obtain, hold and renew, in its own name and/or for its own benefit, patents, copyrights, registrations and/or appropriate protection. AMEX shall grant to ASF a license to use in perpetuity the Joint Work, without any costs to ASF. ASF covenants that during the term of this Agreement, the Joint Work will not be used by ASF except in soliciting AMEX Leads. After the termination of this Agreement, ASF shall be free to use the Joint Work without any costs to ASF and without any duty of accounting. All ASF Derivative Proprietary Work belongs exclusively to ASF without any duty of accounting to AMEX. ASF has the sole right to obtain, hold and renew, in its own name and/or for its own benefit, the ASF Derivative Proprietary Work. ASF shall grant to AMEX a license to use in perpetuity the ASF Derivative Proprietary Work, without any costs to AMEX. AMEX covenants that during the term of this Agreement, the ASF Derivative Proprietary Work will not be used by AMEX except in soliciting AMEX Leads. After the termination of this Agreement, AMEX shall be free to use the ASF Derivative Proprietary Work without any costs to AMEX and without any duty of accounting.

19.      NOTICES:

a. All Notices shall be given in writing and delivered to the receiving Party to its respective address set forth below (1) by personal delivery to a responsible officer of such Party, (2) by certified or registered mail (return receipt requested), (3) by a nationally recognized courier service or (4) by facsimile transmission (such to be confirmed by mail). The effective date of such Notice shall be deemed to be the date upon which any such Notice is personally delivered or, if it is given by mail, courier service or facsimile transmission, the date upon which it is received by the addressee. Any Party hereto may change its address set forth below by written notice to the other Party hereto in accordance with the terms of this Section:

b.       If to AMEX:

                          American Express Travel Related Services Company, Inc. 3 World Financial Center
                          AMEX Tower
                          New York, NY 10285
                          Attn.: American Express Relationship Services

         Copy to:

                          American Express Travel Related Services Company, Inc. 3 World Financial Center
                          AMEX Tower
                          New York, NY 10285
                          Attn.: General Counsel's Office
                                        AERS Counsel

c.       If to ASF:

                          Administaff, Inc.
                          19001 Crescent Springs Drive
                          Kingwood, Texas 77339-3802
                          Attn.: Paul J. Sarvadi
         Copy to:

                          Administaff, Inc.
                          19001 Crescent Springs Drive
                          Kingwood, Texas 77339-3802
                          Attn.: John H. Spurgin, II

20.      TERM AND TERMINATION:

         This Agreement shall take effect upon the Effective Date, and continue until the Expiration Date unless earlier terminated in accordance with this Section. Both Parties may agree in writing at least 90 days before the Expiration Date to renew this Agreement for successive one year periods. If both Parties elect to renew this Agreement, this Agreement shall renew in accordance with the then current terms and conditions.

a. Early Termination: In accordance with the following, this Agreement may be terminated by either Party prior to the Expiration Date as follows:

         (1) Except as provided in Section 20(d) and (e), in the event that the other Party commits a material breach or default under this Agreement which breach is not cured by the breaching Party 30 days from the receipt of notice to cure the breach from the non-breaching Party, then the non-breaching Party may terminate this Agreement in its discretion at any time after such 30 day period.

         (2) Either Party may terminate this Agreement with immediate effect: (a) upon the institution by the other Party of proceedings to be adjudicated a bankrupt or insolvent, or the consent by the other Party to institution of bankruptcy or insolvency proceedings against it or the filing by the other Party of a petition or answer or consent seeking reorganization or release under the Federal Bankruptcy Act, or any other applicable Federal or state law, or the consent by the other Party to the filing of any such petition or the appointment of a receiver, liquidator, assignee, trustee, or other similar official of the other Party or of any substantial part of its property, or the making by the other Party of an assignment for the benefit of creditors, or the admission in writing by the other Party of an assignment for the benefit of creditors, or the admission in writing by the other Party of its inability to pay its debts generally as they become due or the taking of corporate action by the other Party in furtherance of any such actions; or (b) if, within 60 days after the commencement of an action against the other Party seeking any bankruptcy, insolvency, reorganization, liquidation, dissolution or similar relief under any present or future law or regulation, such action shall not have been dismissed or all orders or proceedings thereunder affecting the operations or the business of the other Party stayed, or if the stay of any such order or proceeding shall thereafter be set aside; or if, within 60 days after the appointment without the consent or acquiescence of the other Party of any trustee, receiver or liquidator or similar official of the other Party, or of all or any substantial part of the property of the other Party, such appointment shall not have been vacated.

b.       ***

c.       ***

21.      MISCELLANEOUS:

a. Headings: Headings stated in this Agreement are for convenience of reference only and are not intended as a summary of such sections and do not affect, limit, modify, or construe the contents thereof.

b. 21st Century: No later than September, 1998, ASF shall: (1) manage and manipulate data in connection with the Services involving all dates from the 20th and 21st centuries without functional or data abnormality related to such dates; (2) manage and manipulate data in connection with the Services involving all dates from the 20th and 21st centuries without inaccurate results related to such dates; (3) have user interfaces and data fields in connection with the Services formatted to distinguish between dates from the 20th and 21st centuries; and (4) represent all data in connection with the Services to include indications of the millennium, century, and decade as well as the actual year.


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


c.       Alternative Dispute Resolution:

         (1) Negotiation: The Parties shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement (other than disputes regarding material breaches) promptly by negotiations between executives who have authority to settle the controversy. Any Party may give the other Party written notice of any dispute not resolved in the normal course of business. Within 20 days after delivery of said notice, executives of both Parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to exchange relevant information and to attempt to resolve the dispute. If the matter has not been resolved within 60 days of the disputing Party's notice, or if the Parties fail to meet within 20 days, either Party may initiate mediation of the controversy or claim as provided hereinafter.

                  If a negotiator intends to be accompanied at a meeting by an attorney, the other negotiator shall be given advance notice of such intention and may also be accompanied by an attorney. All negotiations pursuant to this clause are confidential and shall be treated as compromise and settlement negotiations for purposes of the Federal Rules of Evidence and state rules of evidence.

         (2) Mediation: If the above referenced dispute has not been resolved by negotiation as provided above, the Parties shall endeavor to settle the dispute by mediation under the then current CPR Model Procedure for Mediation of Business Disputes. One neutral third party will be selected from the CPR Panels of Neutrals to mediate the dispute. If the Parties encounter difficulty in agreeing on a neutral, they will seek the assistance of CPR in the selection process.

         (3) Other Remedies: In the event of a dispute arising out of or relating to this contract or the breach, termination or validity thereof, which has not been resolved by non-binding means as provided in subsection (1) and (2) above within 60 days of the initiation of such procedure, either party may seek any remedy available at law or equity, including recourse to the courts.

d.       ASF's Independent Contractor Status and Authority:

         (1) ASF agrees and acknowledges that in its performance of its obligations under this Agreement: (a) ASF is an independent contractor of AMEX; and (b) AMEX is neither a joint employer nor a co-employer of ASF's employees. ASF is solely responsible for its own activities. ASF has no authority to make commitments or enter into contracts on behalf of, bind or otherwise obligate AMEX in any manner whatsoever except as expressly stated in this Agreement.

         (2) Since ASF is an independent contractor and not an agent of AMEX, ASF represents, warrants and agrees that it shall be liable for all taxes, withholdings, and imposts of any nature applicable to the payment of compensation, whether current or deferred, for the work performed on ASF's behalf in accordance with ASF's obligations hereunder. Furthermore, ASF will indemnify and hold AMEX harmless for any such taxes, withholding or imposts for which AMEX may be determined to be liable.

e.       AMEX's Independent Contractor Status and Authority:

         (1) AMEX agrees and acknowledges that in its performance of its obligations under this Agreement AMEX is an independent contractor of ASF. AMEX is solely responsible for its own activities. AMEX has no authority to make commitments or enter into contracts on behalf of, bind or otherwise obligate ASF in any manner whatsoever except as expressly stated in this Agreement.

         (2) Since AMEX is an independent contractor and not an agent of ASF, AMEX represents, warrants and agrees that it shall be liable for all taxes, withholdings, and imposts of any nature applicable to the payment of compensation, whether current or deferred, for the work performed on AMEX's behalf in accordance with AMEX's obligations hereunder. Furthermore, AMEX will indemnify and hold ASF harmless for any such taxes, withholding or imposts for which ASF may be determined to be liable.

f. Costs and Expenses: Each Party shall pay the fees and expenses incurred by it in connection with the negotiation, preparation, execution, and delivery of this Agreement and the related agreements and other documents.

g. Survival of Representations: All representations, warranties, covenants and agreements made by the Parties in this Agreement and pursuant to the terms hereof shall survive the consummation of the transactions contemplated hereby, notwithstanding any investigation heretofore or hereafter made by any of them or on behalf of any of them.

h. Counterparts: This Agreement may be executed in any number of counterparts, each of which shall constitute an original, but all of which together shall constitute one instrument notwithstanding that all Parties are not signatories to the same counterparts.

i. Amendments; Waiver: No provision of this Agreement may be amended or waived except by an instrument in writing signed by the Party sought to be bound. No failure or delay by any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall a waiver of a particular right or remedy on one occasion be deemed a waiver of any other right or remedy or a waiver of the same right or remedy on any subsequent occasion.

j. New York Law: This Agreement shall be governed by and in accordance with the laws of the State of New York, without reference to its conflict of laws principles.

k. Non-Waiver; Cumulative Rights: No failure or delay (in whole or in part) on the part of any Party to exercise any right or remedy, or operate as a waiver thereof, nor effect any other right or remedy. All rights and remedies hereunder are cumulative and are not exclusive of any other rights or remedies provided hereunder or by law.

l. Severability: If any provision contained in this Agreement is or becomes invalid, illegal, or unenforceable in whole or in part, such invalidity, legality, or unenforceability shall not affect the remaining provisions and portions of this Agreement.

m. Assignment: This Agreement may not be assigned by either Party without the prior written consent of the other Party except that AMEX may assign this Agreement to its parent, a subsidiary or an affiliate without ASF's prior written consent.

n. Entire Agreement: This Agreement constitutes the entire Agreement between the Parties with respect to the subject matter hereof and supersedes all prior contemporaneous oral or written understandings or Agreements among the Parties which relate to the subject matter hereof. No modification or amendment of this Agreement or any of its provisions shall be binding upon any Party unless made in writing and duly executed by authorized representatives of all Parties.

IN WITNESS WHEREOF, AMEX and ASF, intending to be legally bound by the terms of this Agreement, have caused this Agreement to be executed by their duly authorized representatives as of the date and year first above written.

AMERICAN EXPRESS TRAVEL RELATED
  SERVICES COMPANY, INC.



By:
         --------------------------------------
Name:
         --------------------------------------
Title:
         --------------------------------------



ADMINISTAFF, INC.



By:
         --------------------------------------
Name:
         --------------------------------------
Title:
         --------------------------------------



ADMINISTAFF COMPANIES, INC.



By:
         --------------------------------------
Name:
         --------------------------------------
Title:
         --------------------------------------



ADMINISTAFF OF TEXAS, INC.



By:
         --------------------------------------
Name:
         --------------------------------------
Title:
         --------------------------------------

                                    EXHIBIT A

                            CLIENT SERVICE AGREEMENT

                                    EXHIBIT B

                                QUALITY STANDARDS

CUSTOMER SERVICE

Customer service shall be provided to Clients for the term of their respective enrollment in the Services.

To ensure the continuous attainment of quality customer service, ASF agrees to do the following:


- Strive for 100% accuracy and timely handling on all Client calls, correspondence, and service requests.

- Train and have available sufficient staff to provide adequate customer service to Clients.

- Dedicate to continuously improve upon its existing customer service standards and measuring techniques, and develop additional standards as reasonably requested by AMEX.

-        Inform AMEX of any material customer service issues.

- Assist AMEX in conducting Client satisfaction research (for both AMEX and ASF Clients) via surveys and other forms of client monitoring.


MARKETING

To ensure the continuous attainment of quality and marketing standards described, ASF agrees to do the following:

- Strive for 100% accuracy and timely handling on all calls and correspondence from prospective Clients.

- Train and have available sufficient staff to provide adequate response to prospective Clients.

-        Inform AMEX of any material marketing issues.

- Designate a quality assurance individual to regularly measure and report directly to AMEX results against quality standards in accordance with the requirements of Exhibit B and any reporting requested by AMEX and mutually agreed upon at a later date.

SALES FORCE

Comply with the Sales Force Commitment as outlined in the Marketing Agreement.

Quality standards defined below will be aggregated through weighted measurement to determine overall aggregate quality performance levels attained during each quarter.




***

         *** Confidential Treatment Requested

                                   EXHIBIT C

                            DESCRIPTION OF SERVICES*


            Service Category                                               Services Offered
            ----------------                                               ----------------
1.        Recruiting and Selection                        -          Job descriptions
                                                          -          Advertising
                                                          -          Resume review
                                                          -          Background checks
                                                          -          Interviewing
                                                          -          Pre-employment testing
                                                          -          Profiling
                                                          -          Drug testing
                                                          -          Salary information

2.        Performance Management                          -          Organization structure
                                                          -          Job design
                                                          -          Performance measurement plans
                                                          -          Compensation, incentive and review
                                                          -          Employee relations
                                                          -          Dispute resolution
                                                          -          Supervisor training

3.        Training and Development                        -          Training programs (over 100 to date)
                                                          -          Certified provider (IACET) for
                                                                     continuing education credit
                                                          -          CPE Providers for CPAs
                                                          -          Needs analysis for performance
                                                                     improvement
                                                          -          Curriculum development for employee,
                                                                     supervisory, and executive professional
                                                                     growth

4.        Benefit Management                              -          Comprehensive health and benefit plans
                                                          -          Employee assistance plans
                                                          -          401(k) plan
                                                          -          Credit Union
                                                          -          Disability plans
                                                          -          Educational assistance
                                                          -          Supplemental life insurance

            Service Category                                                Services Offered
            ----------------                                                ----------------
5.        Liability Management                            -          Worker's compensation coverage and
                                                                     claim service
                                                          -          Safety inspection and policy development
                                                          -          Employment claims
                                                          -          Termination
                                                          -          Conflict resolution
                                                          -          Outplacement
                                                          -          Employee handbooks
                                                          -          Personnel guide
                                                          -          Sample forms and policies

6.        Owner Support                                   -          Business continuation planning
                                                          -          Key man coverage
                                                          -          Personnel consulting
                                                          -          401(k) planning and participation
                                                          -          Employee communications

7.        Government Compliance                           -          Government reporting and agency
                                                                     interface
                                                          -          Unemployment claims management
                                                          -          Employment records management
                                                          -          Claims and audits
                                                          -          EEOC, DOL, FMLA, DFWP, FLSA
                                                                     Title VII, CRA '91, COBRA

8.        Employment Administration                       -          Payroll
                                                          -          Payroll taxes
                                                          -          Garnishments
                                                          -          Insurance procurement
                                                          -          Quarterly reports
                                                          -          Employee files
                                                          -          W2s and W4s
                                                          -          Employment verification
                                                          -          Human resource management reports
                                                          -          Direct deposit


*         The Services will be updated throughout the term of the Agreement.

                                    EXHIBIT D

                                AMEX AUDIT RIGHTS


ASF shall prepare and submit to AMEX periodic reports from the service data collected relating to any or all of the Services described in this Agreement as AMEX may reasonably request.

ASF shall keep all documents (excluding credit and monitoring reports and information pertaining to the employer/employee relationship) relating to Services provided under this Agreement for a period in conformance with ASF's record retention policy. At AMEX's request, ASF shall promptly deliver a copy of all such documents to AMEX upon the termination of this Agreement

AMEX shall have the right to monitor as outlined in the Marketing Agreement as well as the right to inspect the business records required to confirm the accounting of commissions payable to AMEX.

                                    EXHIBIT E

                            AMEX DATA ACCESS DOCUMENT

GENERAL

Each ASF employee, subcontractor, agent or representative with direct access to AMEX data shall sign a Confidentiality Agreement or Non-Disclosure Agreement, as applicable, and abide by all terms contained therein.

For purposes of review of security and data access issues, ASF shall allow site audit visit by AMEX assigned staff during all periods of the relationship, including unscheduled visits and reviews with 24 hours notice. AMEX reserves the express right to make unscheduled visits to any and all ASF sites when there is a suspicion of a security breach. ASF agrees to comply with any reasonable recommendations from said audit and reviews.

ASF shall continue to maintain an adequate level of physical security controls over ASF Service Location including, but not limited to: appropriate alarm systems, access controls, fire suppression and video surveillance.

ASF shall maintain an adequate level of data security controls including, but not limited to: proper safeguarding of AMEX data, logical access controls (e.g. password protection of AMEX applications, data files and libraries, if any), computer security software and a secure tape library. ASF will maintain controls over AMEX data consistent with ASF standard controls on data.

ASF shall maintain an adequately secured computer room facility, with access restricted to only approved personnel.

Upon request, ASF shall provide to AMEX Information Security management a copy of the most recent third party data processing audit or review, conducted by ASF's external auditors as well as management copies of any related data processing audits from their internal audit team.

ASF agrees to abide by the Privacy Principles as described below:

1.        COLLECT ONLY CUSTOMER INFORMATION THAT IS NEEDED.

          Limit the collection of information about customers to what is needed to be known to administer their accounts, to provide customer services, to offer new products and services, and to fulfill any legal and regulatory requirements.

2.        ENSURE INFORMATION QUALITY.

          Use advanced technology and well-defined employee practices to help ensure that customer data are processed promptly, accurately and completely.

3.        USE INFORMATION SECURITY SAFEGUARDS.

          Access to customer data is limited to those who specifically need it to conduct their business responsibilities. Use security techniques designed to protect customer data --especially when certain data are used by employees and business partners to fulfill customer services.

4.        LIMIT THE RELEASE OF CUSTOMER INFORMATION.

          In addition to providing customers with the opportunity to "opt-out" of marketing offers, information is released only with the customers' consent or request, or when required to do so by law or other regulatory authority.

5.        HOLD EMPLOYEES RESPONSIBLE FOR THESE PRIVACY PRINCIPLES.

          Each employee is personally responsible for maintaining consumer confidence in ASF. Provide training and communications programs designed to educate employees about the meaning and requirements of these Privacy Principles.

          ASF shall have an appropriate sensitive-trash disposal program at each operations center.

          ASF shall return all magnetic media to the appropriate AMEX location within seven business days of receipt of such magnetic media.

          ASF shall ensure at each site that no shared environments exist with other businesses for all WANs, LANs, Network connections, dial-up connections, DASD, distributed systems, and that appropriate data controls are implemented.

          ASF shall follow standard industry practices in configuring and operating voice systems to control fraudulent use of 800 numbers, PBX switches and other voice networks.

EMPLOYEE RESPONSIBILITIES

ASF employees are encouraged to report suspected violations of any Privacy Rules, or violations of Information Security Standards to their management for investigation and action.

ASF policy will prohibit employees sharing their USERID/PASSWORD with any other person.

ASF employees must sign-off or envoke a password protected time-out feature when leaving their workstation for any reason if such employee is working on AMEX programs or accessing any AMEX data.

ASF shall execute background checks on all employees working on AMEX programs including employment and criminal checks as permitted by all local, state and federal laws.

In the event that AMEX commences an investigation of possible fraudulent activity, or otherwise upon AMEX's reasonable request, ASF will cooperate with the investigation.

SYSTEM SECURITY

ASF shall ensure all system connected terminals are equipped with access control (password protection), time-out for non-use if such terminals have access to AMEX programs or can access AMEX data..

If data is to reside on any ASF system, then standards and security practices must be inserted, including host access control, personal computer access control, virus protection and LAN access controls.

                                    EXHIBIT F

                          CONFIDENTIALITY/DATA SECURITY

1. Confidentiality: Definition "Confidential Data and Information" shall include any information, data, or materials obtained by one party to this Agreement (the "Receiving Party") from, or disclosed to such party by the other party (or, in the case of AMEX, disclosed to or by AMEX, or any parent, subsidiary, or affiliate to AMEX) (the "Disclosing Party"), or customer or service establishment, which information, data, or materials relate to the Marketing Agreement and their design and processes, or to the past, present, or future business activities of the Disclosing Party or any of its subsidiaries, affiliates, or clients, including methods, processes, telephone conversations, financial data, systems, customer names, account numbers, and other customer data, lists, apparatus, statistics, programs, and research and development related information of such entities, except such information as:

         (a) is already known to the Receiving Party prior to receipt from Disclosing Party or any of its subsidiaries, affiliates or clients, free of any confidentiality obligation at the time it is obtained;

         (b) is or becomes publicly known through no wrongful act of the Receiving Party;

         (c) is rightfully received by Receiving Party from a third party without restriction and without breach of this Agreement; or

         (d)      is independently developed by the Receiving Party.

With respect to each party's access to customer files and related customer data ("Files"), each party specifically acknowledges the importance of maintaining the security and confidentiality of the Files, and agrees to take whatever reasonable steps are necessary to prevent the unauthorized transfer, disclosure to, or use of the Files by any person or entity not a party to this Agreement.

2. Standard of Care: Neither party shall disclose, publish, release, transfer, or otherwise make available Confidential Data and Information of the other party in any form to, or for the use or benefit of, any person or entity without such party's prior written consent. Each party, however, shall be permitted to disclose relevant aspects of the other party's Confidential Data and Information only to its officers and its employees on a need to know basis to the extent that such disclosure is reasonably necessary for the performance of their duties and obligations under the Agreement; provided, that such party shall take all reasonable measures to ensure that Confidential Data and information of the other party is not disclosed or duplicated in contravention of the provisions of this Agreement by such officers and employees. Each party agrees to ensure that the terms and conditions of this Agreement are strictly adhered to by all of its employees and any third party representative. The obligations shall not restrict any disclosure by either party mandated by any applicable law, or by order of any court or government agency

(provided that the disclosing party shall give prompt notice to the non-disclosing party of such order).

3. Notice of Violations: Each party or its employees shall: (a) notify the other party promptly of any material unauthorized possession, use or knowledge, or attempt thereof, of the other party's Confidential Data and Information by any person or entity which may become known to such party and encourage its employees to do the same, (b) promptly furnish to the other party full details of the unauthorized possession, use or knowledge, or attempt thereof, and use reasonable efforts to investigate any unauthorized possession, use or knowledge, or attempt thereof, of Confidential Data and Information, (c) use reasonable efforts to cooperate with the other party in any litigation and investigation against third parties deemed necessary by the other party to protect its proprietary rights, and (d) promptly use all reasonable efforts to prevent a recurrence of any such unauthorized possession, use or knowledge of Confidential Data and Information. Each party shall bear the cost it incurs as a result of compliance with the requirements set forth in these paragraphs.

4. Monitoring: AMEX reserves the right to monitor access to Confidential Data and Information to prevent the improper or unauthorized use of such Confidential Data and Information such monitoring may include, but is not limited to, on-site inspection of ASF's locations providing Services for AMEX at any time, and inserting decoy names and addresses in any lists provided to ASF. In addition, AMEX reserves the right to visit, unannounced, any of the locations used by ASF that provides the Services for AMEX and verify security procedures.

5. Remedy for Confidential Data and Information Loss: Each party agrees that if there is any disclosure of the Confidential Data and Information by its employees or the employees of any third party contacted by it, it will enforce for the other party's benefit through litigation, if necessary, all rights provided under law to compensate the former party for any reasonable damages arising out of such disclosure and to protect the former party from additional disclosure.

6. Remedy for Breach: Each party agrees that if a party, its officers, employees or anyone obtaining access to the proprietary information of the other party by, through or under them, breached any provision of this Exhibit, such other party would suffer irreparable harm and the total amount of monetary damages for any injury to such other party from any violation of this Exhibit would be impossible to calculate and would therefore be an inadequate remedy. Accordingly, each party agrees that the other party shall be entitled to temporary and permanent injunctive relief against the breaching party, its officers or employees, and such other rights and remedies to which such other party may be entitled to at law, in equity and under this Agreement for any violation of this Exhibit.

7. Survival: The provisions of this Exhibit shall survive the termination or expiration of this Agreement.

                                    EXHIBIT G

                      CUSTOMER DATA AND DATA-RELATED RIGHTS

1. Limited Access to Client Data. ASF shall have limited access to certain data of AMEX's clients and other relevant information solely for the purposes consistent with meeting ASF's obligations under this Agreement.

2. Data and Reports

Ownership of Service Data. All data and information submitted to one party by the other party in connection with the Services (the "Service Data") is and shall remain the property of the originator of the data and information. The Service Data shall: (a) not be used by either party other than in connection with providing or analyzing the Services; (b) not be disclosed, sold, assigned, leased or otherwise provided to third parties by either party; and (c) not be commercially exploited by or on behalf of either party, its employees or agents except as provided in this Agreement. Each party shall take all appropriate actions to safeguard the Service Data. The database of Enrolled Clients shall remain the sole property of AMEX save and except employer data which shall not be disclosed to AMEX.

Return of Data. Upon request by the other party upon the termination or expiration of this Agreement, each party shall (a) promptly return to the other party, in a format agreed upon by the parties hereto and on the media reasonably requested by, all Service Data belonging to that party and/or (b) erase or destroy under the supervision of the owner of the Service Data, all such Service Data.

Database Maintenance. ASF agrees to transmit information each month within thirty (30) days of the end of the month on use of the Service by Clients/Client (including, Client account number), to the AMEX location designated by AMEX. The mechanism for this transmission to be agreed to by the parties.

Each party shall use best efforts for the accuracy and completeness of the data and information submitted to the other party and shall promptly correct any errors or inaccuracies in the data or information submitted.

                                    EXHIBIT H

                                    SECURITY

1. Safety and Security Procedures: General - ASF shall have limited access to certain Confidential Data and Information solely for the purposes consistent with meeting ASF's obligations under this Agreement: (a) ASF shall require all visitors to be identified at the front entrance of all operating centers and to sign a visitor's log which includes the date, time in/out, firm represented and signature. All visitors shall be issued badges; (b) ASF shall maintain a secure environment for all Confidential Data and Information for such ASF service location to prevent unauthorized access, damage, or destruction of Confidential Data and Information, including, but not limited to: appropriate alarm systems, access controls, fire suppression, video surveillance, plan material disposal (e.g. sensitive trash disposal program); (c) All Confidential Data and Information shall be securely stored for a mutually agreed to retention period, either at ASF's service location or at an off-site location. Said off-site storage location shall be subject to AMEX's approval. No party shall, without the prior written consent of the Disclosing Party, use any of the Confidential Data and Information supplied by the Disclosing Party for any purpose other than to fulfill the terms of this Agreement; (d) ASF shall maintain an adequately secured computer room facility and tape library, with access restricted to only approved personnel; (e) Upon request by AMEX, ASF shall provide to AMEX Information Security management copies of all internal security policies and standards for review prior to commencing administration of the Service; and (f) ASF shall return all magnetic media to the appropriate AMEX location within seven (7) business days of receipt of such magnetic media.

2. Logical Security Controls: ASF shall maintain a secure environment for all Confidential Data and Information which includes a level of logical security controls at such ASF service location to prevent unauthorized access, damage, or destruction of Confidential Data and Information, including, but not limited to: individual user identifications, password protection of data files and libraries, computer security software, and a secure tape library. In addition:
(a) ASF shall ensure at each site that to the extent shared environments exist with other businesses for all WANS, LANS, Network connections, dial-up connections, DASD and distributed systems, that all access to AMEX Confidential Data and Information is restricted by employee function and position to only those ASF employees who are involved in the administration of the Program; (b) ASF shall ensure that all system connected terminals are equipped with access control (password protection), time-out for non-use if such terminals have access to AMEX programs or can access AMEX data; (c) if AMEX Confidential Data and Information is to reside on any ASF system, then standards and security practices must be resident, including host access control, personal computer access control and virus protection, and LAN access controls; and (d) ASF shall make every reasonable effort to ensure computer terminals displaying AMEX data face away from common areas.

3. Disaster Recovery: ASF shall provide to AMEX upon request a disaster recovery plan with a maximum of 24 hour recovery for each operation center performing services hereunder. ASF shall also provide information on hot site and cold sites as requested. ASF shall provide AMEX written notification should there be a material change or modification with respect to ASF's hot and cold sites. All critical supporting applications at each ASF site performing services hereunder shall have had a valid and documented test of the disaster recovery plan, and ASF shall provide copies of such to AMEX.

4. Assignment and Successions: No party shall transfer or assign this Agreement, or any right or obligation under it, by operation of law or otherwise, to any person or entity without the prior written consent of the other party and any such attempted assignment shall be void; provided, however, that each party may assign this Agreement and any of its rights and obligations under it to its parent, subsidiaries and affiliates without such written consent.

          This Agreement shall be binding upon and inure to the benefit of the successors and assigns of each party, unless terminated as provided herein.

                                    EXHIBIT I

                       PERSONAL CONFIDENTIALITY AGREEMENT

The nature of your work at Administaff of Texas, Inc. ("ASF") for American Express Travel Related Services, Inc., and its affiliates (collectively "AMEX") involves your access to trade secrets, confidential information, files, records and forms of AMEX and/or ASF (collectively "Confidential Information"). Confidential Information includes, but is not limited to, any information relating to AMEX or ASF organizational structure, marketing philosophy and objectives, project plans, data models, strategy and vision statements, business initiatives, business requirements, systems design, methodologies, processes, competitive advantages and disadvantages, financial results, product features, systems, operations, technology, customer lists, customer account information, products development, advertising or sales programs and any other information which would give AMEX or ASF an opportunity to obtain an advantage over its competitors or which AMEX or ASF is ethically obligated to protect from unauthorized sources. None of such information shall be deemed to be in the public domain.

Both AMEX and ASF desire to protect this Confidential Information and therefore requires that you agree, as a condition of your performing services on the AMEX project pursuant to AMEX's agreement with ASF, to safeguard all Confidential Information and not to reveal Confidential Information to any third party (including, without limitation, at conferences, seminars, meetings or professional organizations or by publications in journals or granting of interviews to journalists and other members of the news media) or use Confidential Information for your own benefit or the benefit of any third party, except to the extent necessarily required for the performance of your services for the AMEX project.

You agree not to discuss Confidential Information of AMEX or ASF in public places.

You agree that any work product produced or developed by you in the performance of your services for AMEX and ASF shall be Confidential Information subject to this Agreement and such work product is, and shall remain, the property of AMEX and/or ASF.

You also agree to help safeguard AMEX's and ASF's customers' expectations of privacy by exercising diligence and care in the handling of Confidential Information relating to them, as more fully explained in the AMEX Data Access Document.

By signing below, you indicate that you understand the above terms and that, as a condition of performing Services for the AMEX project, you agree to adhere to them.


--------------------------------------
Your Signature


--------------------------------------           ------------------------------
Print Your Name                                    Date

                                    EXHIBIT J

                                 NON-DISCLOSURE

[Subcontractor/Agent/Representative Name] ("Receiving Party") agrees that Receiving Party is aware that American Express Travel Related Services, Inc. ("AMEX") and Administaff of Texas, Inc. ("ASF") have entered into a Marketing Agreement ("Agreement") that imposes certain obligations on ASF, some of which are specifically set forth below. Receiving Party understands that as part of ASF's obligations under the Agreement, ASF is required to obtain this written agreement from Receiving Party to further ensure understanding and compliance with these obligations.

In consideration of Receiving Party's future assignment and/or responsibilities in connection with ASF's performance under the Agreement, Receiving Party hereby acknowledges, represents and confirms to ASF and AMEX as follows: (a) Receiving Party has read the provisions of this Non-Disclosure Agreement, understands each of them, agrees to them, and knows of no agreements, obligations or restrictions which prevent or prohibit Receiving Party from complying with them; (b) Receiving Party shall receive and maintain all AMEX information and perform services in a manner consistent with these obligations; and (c) Receiving Party agrees not to, directly or indirectly, engage in or assist others to engage in, any activity or conduct which violates the provisions of this Non-Disclosure Agreement.

1. General Obligations. All confidential or proprietary information and documentation ("Confidential Information" (including the terms of this Agreement, the AMEX data, AMEX software, ASF data, ASF software, processes, modeling, pricing, etc.) relating to AMEX or ASF shall be held in confidence by Receiving Party to the same extent and in at least the same manner as AMEX and ASF protects its own confidential or proprietary information and as recommended as a result of any facility audits or reviews. Receiving Party shall not disclose, publish, release, transfer or otherwise make available Confidential Information in any form to, or for the use or benefit of, any person or entity without AMEX's or ASF's consent. Receiving Party shall, however, be permitted to disclose relevant aspects of Confidential Information to its officers, agents, subcontractors and employees and to the officers, agents, subcontractors and employees of its corporate affiliates or subsidiaries to the extent that such disclosure is reasonably necessary for the performance of its duties and obligations under this Agreement; provided, that Receiving Party shall take all reasonable measures to ensure that Confidential Information is not disclosed or duplicated in contravention of the provisions of this Agreement by such officers, agents, subcontractors and employees. The obligations in this Section 1 shall not restrict any disclosure by Receiving Party pursuant to any applicable law, or by order of any court or government agency (provided that Receiving Party shall give prompt notice to AMEX and ASF of such order) and shall not apply with respect to information which (a) is developed by Receiving Party without violating AMEX's or ASF's proprietary rights, (b) is or becomes publicly known (other than through unauthorized disclosure), (c) is disclosed by AMEX or ASF to a third-party free of any obligation of confidentiality, is already known by Receiving Party without an obligation of confidentiality other than pursuant to this Agreement or any confidentiality agreements entered into before the Effective Date between AMEX and ASF, or (d) is rightfully received by Receiving Party free of any obligation of confidentiality.

2. Unauthorized Acts. Receiving Party shall: (a) notify AMEX and ASF promptly at the respective addresses below of any material unauthorized possession, use or knowledge, or attempt thereof, of the Confidential Information by any person or entity which may become known to Receiving Party, (b) promptly furnish to AMEX and ASF full details of the unauthorized possession, use or knowledge, or attempt thereof, and use reasonable efforts to investigate and prevent the recurrence of any unauthorized possession, use or knowledge, or attempt thereof, of Confidential Information, (c) use reasonable efforts to cooperate with AMEX and ASF in any litigation and investigation against third parties deemed necessary by AMEX or ASF to protect its proprietary rights and
(d) promptly use all reasonable efforts to prevent a recurrence of any such unauthorized possession, use or knowledge of Confidential Information.

Receiving Party agrees that if Receiving Party threatens to or actually breaches or fails to observe any of the obligations set forth in this Non-Disclosure Agreement, AMEX and ASF shall be subject to irreparable harm which shall not be adequately satisfied by damages. Receiving Party therefore agrees that ASF and/or AMEX shall be entitled to an injunction and/or any other remedies permitted, to ensure and enforce Receiving Party's compliance with these obligations; provided, however, that no specification herein of any particularly legal or equitable remedy shall be construed as a waiver, prohibition or limitation of any legal or equitable remedies.

By:
   ----------------------------------------
   (Receiving Party's Name)

Name:
     --------------------------------------
            (Type, Stamp or Print)

Title:
      -------------------------------------

Date:
     --------------------------------------

Witness:
        -----------------------------------

                                    EXHIBIT K

                                    INSURANCE

TYPES AND AMOUNTS REQUIRED OF ASF:

1. workers' compensation, as prescribed by the law of any state in which the Services are to be performed;

2. employer's liability insurance with limits of at least $1,000,000 per occurrence, covering bodily injury by acciden t or disease, includin g death;

3. employment practices liability insurance with limits of $5,000,000 per insured event, with a $5,000,000 aggregate and a deductible amount of $250,000. Employment practices liability insurance must cover, at a minimum, claims of discrimination, sexual harassment or wrongful termination, and must also cover, at a minimum, related allegations of defamation, negligent infliction of emotional distress, and invasion of privacy;

4. commercial general liability insurance, including contractual liability, products liability and complete operations coverage and, if the use of motor vehicles is required, comprehensive motor vehicle liability insurance, each with limits of at least $1,000,000 for bodily injury, including death to any one person, and $1,000,000 on account of any one occurrence and $1,000,000 for each occurrence of property damage;

5. errors and omissions liability insurance and other professional liability insurance covering the acts, errors and omissions of ASF in an amount combined with employment practices liability insurance of not less than $25,000,000 per claim and a three year aggregate of $50,000,000;

6.       fire and casualty insurance including business interruption; and

7. excess liability insurance in excess of the insurance required in 2. and 4. above in amounts of no less than $50,000,000 for each accident or occurrence and $50,000,000 annual aggregate.

TYPES AND AMOUNTS REQUIRED OF CUSTOMERS OF ASF:

1.       general liability insurance of $1,000,000;

2.       comprehensive automobile liability insurance of $1,000,000; and

3. exceptions to, or required coverages in addition to, 1. and 2. above may be made according to ASF's usual business practice and/or judgement.

                                                                       EXHIBIT 3






_______________________________________________________________________________





                          REGISTRATION RIGHTS AGREEMENT


                                     BETWEEN


                                ADMINISTAFF, INC.


                                       AND


             AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC.





                          Dated as of February __, 1998


_______________________________________________________________________________

                                TABLE OF CONTENTS

                                                                                                     Page
RECITALS................................................................................................1

     SECTION 1.  Definitions............................................................................1
                 (a)      Defined Terms.................................................................1
                 (b)      Terms Defined in Purchase Agreement...........................................5
                 (c)      Cross-References..............................................................5

     SECTION 2.  Registration Under the Securities Act for the Benefit of the Holders...................5
                 (a)      Filing of Registration Statement. ............................................5
                 (b)      Number of Registrations.......................................................5
                 (c)      Inclusion in Registration Statement.  ........................................6
                 (d)      Plan of Distribution. ........................................................6
                 (e)      Company Delay Rights..........................................................6
                 (f)      Selection of Underwriters.  ..................................................7
                 (g)      Priority......................................................................7

     SECTION 3.  Registration Procedures................................................................8

     SECTION 4.  Right to Piggyback....................................................................12
                 (a)      Piggyback Registration.......................................................12
                 (b)      Priority on Primary Offerings................................................12
                 (c)      Priority on Secondary Offerings..............................................12

     SECTION 5.  Holdback Agreements...................................................................13

     SECTION 6.  Registration Expenses.................................................................13

     SECTION 7.  Indemnification.......................................................................14
                 (a)      Indemnification by the Company...............................................14
                 (b)      Indemnification by Holders of Registrable Stock.  ...........................15
                 (c)      Procedure....................................................................15
                 (d)      Contribution.................................................................16
                 (e)      Other Indemnifications.......................................................17

     SECTION 8.  Withdrawals...........................................................................17

     SECTION 9.  Exchange Act Registration; Rule 144 Reporting.........................................17


                                                                                                          Page
                                                                                                          ----


         SECTION 10.  Limitation on Registration Rights of Others...........................................18

         SECTION 11.  Termination.  ........................................................................18

         SECTION 12.  Notices. .............................................................................18

         SECTION 13.  Successors............................................................................19

         SECTION 14.  Governing Law. .......................................................................19

         SECTION 15.  Benefits of this Agreement.  .........................................................19

         SECTION 16.  Counterparts..........................................................................19

         SECTION 17.  Amendments; Waivers...................................................................19

         SECTION 18.  Jurisdiction.  .......................................................................20

         SECTION 19.  Specific Performance..................................................................20

         SECTION 20.  Entire Agreement.  ...................................................................20

         SECTION 21.  Severability..........................................................................20

                          REGISTRATION RIGHTS AGREEMENT

         THIS REGISTRATION RIGHTS AGREEMENT is made and entered into as of February __, 1998, by and between ADMINISTAFF, INC., a Delaware corporation (the "Company"), and AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC., a New York corporation (the "Purchaser").

                                    RECITALS:

         A. The Purchaser and the Company have entered into a Securities Purchase Agreement, dated as of January 27, 1998 (the "Purchase Agreement"), pursuant to which the Purchaser has agreed to purchase Units from the Company, each of which shall consist of one share of Common Stock and 2.98 Warrants;

         B. As a condition of the willingness of the Purchaser to purchase the Common Stock and the Warrants pursuant to the Purchase Agreement, the Company has agreed to enter into this Agreement; and

         NOW, THEREFORE, in consideration of the premises and the agreements herein set forth and to induce the Purchaser and the Company to proceed with the transactions contemplated by the Purchase Agreement, the parties hereto, intending to be legally bound, hereby agree as follows:

         SECTION 1.     Definitions.

              (a) Defined Terms. For purposes of this Agreement, the following terms have the meanings set forth below:

         "Agreement" means this Registration Rights Agreement as in effect on the date hereof and as hereafter amended, supplemented, restated or otherwise modified.

         "Business Day" means any day which is neither a Saturday or Sunday nor a legal holiday on which banks are authorized or required to be closed in New York, New York or Houston, Texas.

         "Common Stock" means shares now or hereafter authorized of any class of common stock of the Company and any other capital stock of the Company, however designated, that has the right (subject to any prior rights of any class or series of preferred stock) to participate in any distribution of the assets upon voluntary or involuntary liquidation, dissolution or winding up of the Company or in the earnings of the Company without limit as to per share amount, and shall include, without limitation, the presently authorized 60,000,000 shares of Common Stock, par value $.01 per share.

         "Company" is defined in the Preamble.

         "Current Market Price" of each share of Common Stock means (i) the average of the closing prices of the Common Stock for the five-day period immediately preceding the day in question as reported by The Wall Street Journal under the New York Stock Exchange Composite Transactions quotation system (or under any successor quotation system) or, if the Common Stock is no longer traded on the New York Stock Exchange under the quotation system under which closing prices are reported or, if The Wall Street Journal no longer reports such closing prices, such closing prices as reported by a newspaper or trade journal selected by the Company, or, if no such closing prices are available on such dates, (ii) the proposed public offering price estimated in good faith by the requesting Holders.

         "Demand Prospectus" means the prospectus included in the Demand Registration Statement, including any preliminary prospectus and any amendment or supplement thereto, including any supplement relating to the terms of the offering of any portion of the Registrable Stock covered by the Demand Registration Statement, and in each case including all material incorporated by reference therein.

         "Demand Registration" shall mean a registration effected by means of a Demand Registration Statement.

         "Demand Registration Request" is defined in Section 2(a).

         "Demand Registration Statement" shall mean a registration statement of the Company (and any other entity required to be a registrant with respect to such registration statement pursuant to the requirements of the Securities Act) that covers all of the Registrable Stock to be offered and sold, and all amendments (including post-effective amendments) to such registration statement, and all exhibits thereto and materials incorporated by reference therein.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Holder" means the Purchaser or any subsequent holder of Registrable Stock or Warrants.

         "Indemnified Person" is defined in Section 7(a).

         "Indemnifying Person" is defined in Section 7(c).

         "Listed Underwriters" shall initially mean Morgan Stanley & Co. Incorporated; Donaldson, Lufkin & Jenrette Securities Corporation; Solomon Smith Barney; Lehman Brothers; Goldman, Sachs & Co.; Bear, Stearns & Co. Inc.; and Merrill Lynch & Co.

         "Maximum Number" is defined in Section 4(b).

         "Named Underwriters" shall initially mean Morgan Stanley & Co. Incorporated; Donaldson, Lufkin & Jenrette Securities Corporation; Raymond James & Associates, Inc.; The Robinson-

Humphrey Company LLC.; Robert W. Baird & Co.; BancAmerica Robertson Stephenson; Solomon Smith Barney; and BT Alex. Brown Incorporated.

         "NASD" means the National Association of Securities Dealers, Inc.

         "Piggyback Registration" is defined in Section 4(a).

         "Piggyback Registration Request" is defined in Section 4(a).

         "Prospectus" means a Demand Prospectus or a Shelf Prospectus.

         "Purchase Agreement" is defined in the Recitals.

         "Purchaser" is defined in the Preamble.

         "PVI Agreement" means the Registration Rights Agreement among the Company, Pyramid Ventures, Inc. and the Board of Trustees of the Texas Growth Fund, as trustee for the Texas Growth Fund -- 1991 Trust, dated as of May 13, 1994.

         "Registrable Stock" means (i) the Common Stock issued to the Purchaser pursuant to the Purchase Agreement, (ii) the Common Stock issued or issuable upon exercise of a Warrant, and (iii) any Common Stock issued or purchased upon exercise of the preemptive or other purchase rights set forth in Section 9 of the Purchase Agreement, (iv) any Common Stock acquired by the Purchaser after the date hereof (other than pursuant to clauses (i), (ii) and (iii) above) and
(v) any Common Stock that may be issued or distributed in respect of the Common Stock referred to in clauses (i) through (iv), or any stock split, stock dividend, merger, share exchange, recapitalization or other distribution or similar event; provided, however, that any Registrable Stock shall cease to be Registrable Stock when (i) a registration statement covering such Registrable Stock has been declared effective and such Registrable Stock has been disposed of pursuant to such effective registration statement, or (ii) such Registrable Stock is sold by a person in a transaction in which the rights under the provisions of this Agreement are not assigned; provided, however, that any Registrable Stock referred to in clause (iv) shall cease to be Registrable Stock when the Purchaser is no longer an Affiliate of the Company.

         "Registration Expenses" is defined in Section 6.

         "Registration Request" is defined in Section 2(a).

         "Registration Statement" means a Demand Registration Statement or a Shelf Registration Statement.

         "Requesting Holders" is defined in Section 2(a).

         "SEC" means the Securities and Exchange Commission.

         "Secondary Requests" is defined in Section 2(a).

         "Securities Act" means the Securities Act of 1933, as amended.

         "Selling Expenses" is defined in Section 6.

         "Shelf Prospectus" means the prospectus included in the Shelf Registration Statement, including any preliminary prospectus, and any amendment or supplement thereto, including any supplement relating to the terms of the offering of any portion of the Registrable Stock covered by the Shelf Registration Statement, and in each case including all material incorporated by reference therein.

         "Shelf Registration" shall mean a registration effected by means of a Shelf Registration Statement.

         "Shelf Registration Request" is defined in Section 2(a).

         "Shelf Registration Statement" shall mean a registration statement of the Company (and any other entity required to be a registrant with respect to such registration statement pursuant to the requirements of the Securities Act) that covers all of the Registrable Stock to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, or any similar rule that may be adopted by the SEC, and all amendments (including post-effective amendments) to such registration statement, and all exhibits thereto and materials incorporated by reference therein.

         "Termination Event" is defined in Section 7(c) of the Purchase
Agreement.

         "Underwritten Distribution" is defined in Section 2(b).

         "Underwritten Distribution Request" is defined in Section 2(f).

         "Underwritten Transactions" is defined in Section 6.

         "Units" means investment units of the Company, each of which consists of one share of Common Stock and 2.98 Warrants.

         "Warrant Agreement" means the Warrant Agreement, dated the date hereof, between the Company and the Purchaser.

         "Warrants" means the warrants to purchase one share of Common Stock of the Company, issued to the Purchaser pursuant to the Purchase Agreement.

               (b) Terms Defined in Purchase Agreement. Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings ascribed to such terms in the Purchase Agreement.

               (c) Cross-References. Unless otherwise specified, references in this Agreement to any Section, Recital or Preamble are references to such Section, Recital or Preamble of this Agreement, and unless otherwise specified, references in any Section, or definition to any clause or subsection are references to such clause or subsection of such Section or definition.

         SECTION 2. Registration Under the Securities Act for the Benefit of the Holders.

               (a) Filing of Registration Statement. One or more Holders (the "Requesting Holders") of Registrable Stock may notify the Company in writing at any time and from time to time after the earlier of (i) the second anniversary of the Closing Date and (ii) the occurrence of a Termination Event that such Requesting Holders desire that the Company either (A) file a Shelf Registration Statement with respect to the Registrable Stock (a "Shelf Registration Request") or (B) file a Demand Registration Statement with respect to the Registrable Stock (a "Demand Registration Request", and together with a "Shelf Registration Request", a "Registration Request"). The Company agrees to use its reasonable efforts to keep (i) any Shelf Registration Request continuously effective for a period of two years after the effective date and (ii) any Demand Registration Statement filed pursuant to a Demand Registration Request continuously effective for a period of six months following the effective date. Promptly (and in any case within five Business Days) following a Registration Request, the Requesting Holders shall give written notice of such requested registration to all other Holders and thereupon the Company will expeditiously prepare and file a registration statement with respect to, and use its reasonable best efforts to effect the registration under the Securities Act, of:

                    (1) the Registrable Stock which the Company has been so
                  requested to register by the Holders delivering the Registration Request, for disposition in accordance with the intended method of disposition stated in such request, and

                    (2) all other Registrable Stock which the Company has been requested to register by the other Holders by written request (a "Secondary Requests") delivered to the Company within five Business Days after the giving of such notice by the Requesting Holders.

Any Shelf Registration Request shall contain an undertaking by the Requesting Holders that the numbers of shares requested to be registered pursuant to a Shelf Registration Statement represent the number of shares that the Requesting Holders in good faith believe will be sold or disposed of in the two year period after the effective date of such Shelf Registration Request. Any Secondary Request with respect to a Shelf Registration Statement shall contain a similar undertaking. Notwithstanding anything to the contrary contained herein, the Company shall not be required to file a Demand Registration Statement pursuant to this Section 2(a) or to participate in an Underwritten

Distribution off of a Shelf Registration Statement if the Current Market Price of all Registrable Stock which the Requesting Holders request be registered on such Demand Registration Statement or sold in such Underwritten Distribution does not equal $2,500,000 or more.

                  (b) Number of Registrations. In addition to the Company's obligations under Section 2(a) to file registration statements, and to use its reasonable best efforts to cause such registration statements to become effective, the Company agrees to participate in underwritten distributions off of a Shelf Distribution Statement (an "Underwritten Distribution"). The Company shall be obligated to cause a Demand Registration Statement to be filed pursuant to the provisions of Section 2(a) and to participate in Underwritten Distributions a total of ten times; provided, however, that a request for a Demand Registration Statement or an Underwritten Distribution shall not be deemed to be effected for purposes of this Section 2(b) unless (i) the Demand Registration Statement or Shelf Registration Statement (as the case may be) has been declared effective by the SEC, and (ii) such registration statement has remained continuously effective until the earlier of (A) the termination of the period set forth in Section 2(a), (B) the disposition of the Registrable Stock covered by such Registration Statement and (C) the withdrawal of such Registration Statement at the request of the Requesting Holders. The Company shall be obligated to cause a Shelf Registration Statement to be filed pursuant the provisions of Section 2(a) an unlimited number of times. The Company shall not be obligated to cause a Demand Registration Statement or Shelf Registration Statement to be filed pursuant to the provisions of Section 2(a) at any time an earlier Registration Statement is still effective, unless such later filing is intended to add securities to be distributed in connection with the prior filing pursuant to Rule 429 or 462 under the Securities Act (or any successor rules) or otherwise.

                  (c) Inclusion in Registration Statement. Any Holder who does not provide the information requested by the Company and required by the rules and regulations of the SEC to be included in a Registration Statement as promptly as practicable after receipt of such request, but in no event later than ten days thereafter, shall not be entitled to have its Registrable Stock included in a Registration Statement.

                  (d) Plan of Distribution. A Registration Statement shall provide for and permit distributions of the Registerable Stock through underwritten distributions, secondary distributions, exchange distributions, block trades, ordinary brokerage transactions, any other method of distribution requested by a Holder or a combination of such methods of sale. Registerable Stock may be sold from time to time to purchasers directly by any Holder, or any such Holder may from time to time offer the Registerable Stock through underwriters, dealers or agents, who may receive compensation in the form of discounts or commissions from such Holder and/or the purchasers of Registerable Stock.

                  (e) Company Delay Rights. Notwithstanding anything to the contrary contained herein, the Company shall not be required to take any of the actions described in Section 3(a), Section 3(b), or Section 3(i) with respect to each Holder who holds Registerable Stock to the extent that the Company is in possession of material non-public information that it has a bona fide business purpose for preserving as confidential and that is not then otherwise required to be disclosed and it delivers written notice (i) in the case of a Demand Registration, to each Holder that it intends to defer the actions so required for a period not to exceed 60 days from the date of such notice, and (ii) in the case of a Shelf Registration, to each Holder that it intends to defer the actions so required, and that such Holder may not make offers or sales under a Shelf Registration Statement, for a period not to exceed 60 days from the date of such notice; provided, however, that the Company may deliver only two such notices in the aggregate within any twelve-month period.

                  (f) Selection of Underwriters. Upon receipt of a Demand Registration Request which contemplates an underwritten offering or a request (an "Underwritten Distribution Request") to participate in an Underwritten Distribution, the Company shall choose three of the Named Underwriters (two of which must be Listed Underwriters) and promptly (but in any event within five Business Days) notify the Requesting Holders of its selections. The Holders of a majority of the Registerable Stock to be sold in the Demand Registration or Underwritten Distribution then may designate one of the three designated Named Underwriters to serve as the managing underwriter in such offering. The Company and the Purchaser agree to annually review the list of Named Underwriters and to mutually agree on any deletions or additions to the list of Named Underwriters, provided that the list of Named Underwriters shall at all times include at least seven Named Underwriters and at least two Listed Underwriters. The Company and the Purchaser agree to annually review the list of Listed Underwriters and to mutually agree on any deletions or additions to the list of Listed Underwriters.

                  (g) Priority. Notwithstanding any other provision of this
Section 2, if, in the case of a Demand Registration involving an underwritten offering, the managing underwriter advises the Company and the Requesting Holders in writing that in its opinion the aggregate number of shares of Common Stock requested to be included in such offering (including Registrable Stock and any shares of Common Stock to be offered for the account of the Company or any other securityholder of the Company) would materially adversely affect the success of such offering or the offering price of the shares of Common Stock to be offered, the managing underwriter may limit the Registrable Stock that may be included in such registration. The Company shall so advise each Requesting Holder of such limitation, and the number of shares of Registrable Stock that may be included in such registration and underwriting shall be allocated in the following order of priority: (i) first, the number of shares of Registrable Stock specified in the Demand Request (and in any Secondary Requests) in proportion, as nearly as practicable, to the respective number of Registrable Stock requested to be included in such registration by each such Holder, (ii) second, any or all shares of Common Stock to be sold by the Company pursuant to such registration, and (iii) third, among any other securityholders requesting that shares of Common Stock held by such securityholders be included in such registration in proportion, as nearly as practicable, to the respective number of shares of Common Stock requested to be included in such registration by each such securityholder. No Registrable Stock or other securities excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration.

         SECTION 3.   Registration Procedures.

         In connection with the obligations of the Company with respect to a Shelf Registration Statement or Demand Registration Statement contemplated by
Section 2 hereof, the Company shall as expeditiously as possible:

                  (a) subject to Section 2(e) hereof, prepare and file with the SEC a Shelf Registration Statement or Demand Registration Statement for the sale of the Registrable Stock in accordance with the requested methods of distribution described in Section 2(d) hereof, which Registration Statement shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the SEC to be filed therewith, and use its reasonable best efforts to cause such Registration Statement to become and remain effective for the periods contemplated in this Agreement;

                  (b) subject to Section 2(e) and Section 3(i) hereof, (i) prepare and file with the SEC such amendments to each Registration Statement as may be necessary to keep such Registration Statement effective for the applicable period; (ii) cause the Prospectus to be amended or supplemented as required and to be filed as required by Rule 424 or any similar rule that may be adopted under the Securities Act; (iii) respond as promptly as practicable to any comments received from the SEC with respect to a Registration Statement or any amendment thereto; and (iv) comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during the applicable period in accordance with the requested methods of distribution;

                  (c) furnish to each Holder, without charge, as many copies of each Shelf Prospectus or Demand Prospectus forming a part of a Registration Statement and any amendment or supplement thereto in order to facilitate the public sale or other disposition of the Registrable Stock; subject to Section 2(e) hereof, the Company consents to the use of the Shelf Prospectus or Demand Prospectus and any amendment or supplement thereto by each such Holder of Registrable Stock in connection with the offering and sale of the Registrable Stock covered by the Shelf Prospectus or Demand Prospectus or amendment or supplement thereto;

                  (d) use its reasonable efforts to register or qualify the Registrable Stock by the time a Shelf Registration Statement or Demand Registration Statement (as the case may be) is declared effective by the SEC under all applicable state securities or blue sky laws of such jurisdictions in the United States and its territories and possessions as any Holder who holds Registrable Stock covered by such Shelf Registration Statement or Demand Registration Statement shall reasonably request in writing, keep each such registration or qualification effective during the period such Shelf Registration Statement or Demand Registration Statement is required to be kept effective; provided, however, that in connection therewith, the Company shall not be required to (i) qualify as a foreign corporation to do business or to register as a broker or dealer in any such jurisdiction where it would not otherwise be required to qualify or register but for this Section 3(d),

(ii) subject itself to taxation in any such jurisdiction, or (iii) file a general consent to service of process in any such jurisdiction;

                  (e) notify each Holder promptly (i) when a Shelf Registration Statement or Demand Registration Statement (as the case may be) and any post-effective amendments thereto have become effective, (ii) when any amendment or supplement to a Shelf Prospectus or Demand Prospectus forming a part of a Registration Statement has been filed with the SEC, (iii) of the issuance by the SEC or any state securities authority of any stop order suspending the effectiveness of a Shelf Registration Statement or Demand Registration Statement or any part thereof or the initiation of any proceedings for that purpose, (iv) if the Company receives any notification with respect to the suspension of the qualification of the Registrable Stock for offer or sale in any jurisdiction or the initiation of any proceeding for such purpose, and (v) of the happening of any event during the period a Shelf Registration Statement or Demand Registration Statement is effective as a result of which (A) such Shelf Registration Statement or Demand Registration Statement contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (B) the Shelf Prospectus or Demand Prospectus forming a part of the registration statement as then amended or supplemented contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

                  (f) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a Shelf Registration Statement or Demand Registration Statement or any part thereof as promptly as possible;

                  (g) furnish to each Holder, without charge, at least one conformed copy of each Shelf Registration Statement and Demand Registration Statement and any post-effective amendment thereto (without documents incorporated therein by reference or exhibits thereto, unless requested);

                  (h) cooperate with the selling Holders to facilitate the timely preparation and delivery of certificates representing Registrable Stock to be sold and not bearing any Securities Act legend; and enable certificates for such Registrable Stock to be issued for such numbers of shares and registered in such names as the selling Holders may reasonably request at least two business days prior to any sale of Registrable Stock;

                  (i) subject to Section 2(e) hereof, upon the occurrence of any event contemplated by Section 2(e) or clause (v) of Section 3(e) hereof, use its reasonable efforts promptly to prepare and file an amendment or a supplement to the Shelf Prospectus or Demand Prospectus or any document incorporated therein by reference or prepare, file and obtain effectiveness of a post-effective amendment to the Shelf Registration Statement or Demand Registration Statement, or file any other required document, in any such case to the extent necessary so that, such Shelf Prospectus or Demand Prospectus and Shelf Registration Statement or Demand Registration Statement as then amended or supplemented will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading;

                  (j) make available for inspection by the Holders and any counsel, accountants, underwriters, dealers or agents or other representatives retained by such Holders all financial and other records, pertinent corporate documents and properties of the Company and cause the officers, directors and employees of the Company to supply all such records, documents or information reasonably requested by such Holders, counsel, accountants or representatives in connection with any Registration Statement; provided, however, that such records, documents or information which the Company determines in good faith to be confidential and notifies such Holders, counsel, accountants or representatives in writing that such records, documents or information are confidential shall not be disclosed by such Holders, counsel, accountants or representatives unless (i) such disclosure is ordered pursuant to a subpoena or other order from a court of competent jurisdiction, or (ii) such records, documents or information become generally available to the public other than through a breach of this Agreement;

                  (k) furnish, at the request of any selling Holder, on the date that shares of Registrable Stock are delivered to the underwriters for sale pursuant to a Demand Registration or an Underwritten Distribution: (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters, stating that the Shelf Registration Statement or Demand Registration Statement (as the case may be) has become effective under the Securities Act and that (A) to the knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (B) the Registration Statement and Prospectus, and each amendment or supplement thereto, comply as to form in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the SEC thereunder and that such counsel does not believe that any such Registration Statement, Prospectus, amendment or supplement contains a misstatement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements made therein not misleading (except that such counsel need express no opinion as to financial statements or financial or statistical data contained therein) and
(C) to such other effects as may reasonably be requested by counsel for the underwriters or by such selling Holder or its counsel, and (ii) a letter dated such date from the independent public accountants retained by the Company, addressed to the underwriters, stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the Registration Statement and the Prospectus, or any amendment or supplement thereto, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) with respect to the registration in respect of which such letter is being given as such underwriters may reasonably request;

                  (l) a reasonable time prior to the filing of the Shelf Registration Statement or Demand Registration Statement or any amendment thereto, or any Shelf Prospectus or Demand Prospectus forming a part of the registration statement or any amendment or supplement thereto, provide copies of such document (not including any documents incorporated by reference therein, unless requested) to the Holders;

                  (m) use its reasonable efforts to cause all Registrable Stock to be listed on any securities exchange on which similar securities issued by the Company are then listed; and

                  (n) use its reasonable efforts to make available to its security holders, as soon as reasonably practicable, an earnings statement covering at least 12 months which shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

         In connection with and as a condition to the Company's obligations with respect to any Shelf Registration Statement or Demand Registration Statement pursuant to Section 2 hereof and this Section 3, each Holder covenants and agrees that upon receipt of any notice from the Company contemplated by Section 2(e) or Section 3(e) (in respect of the occurrence of an event contemplated by clause (v) of Section 3(e)), such Holder shall not offer or sell any Registrable Stock pursuant to a Shelf Registration Statement or Demand Registration Statement until such Holder receives copies of the supplemented or amended Shelf Prospectus or Demand Prospectus contemplated by Section 3(i) hereof and receives notice that any post-effective amendment has become effective, and, if so directed by the Company, such Holder will deliver to the Company (at the expense of the Company) all copies in its possession, other than permanent file copies then in such Holder's possession, of the Shelf Prospectus or Demand Prospectus as amended or supplemented at the time of receipt of such notice.

         In connection with each Demand Registration Statement or Underwritten Distribution pursuant to this Section 3 and Section 2 hereof, the Company agrees
(i) to cooperate fully in such distribution, and (ii) to participate in meetings with potential investors and in the preparation of presentations for such meetings and to cause its executive officers to participate in a "roadshow" if the managing underwriter so requests; provided, that the Company shall be obligated to participate in meetings and "roadshows" pursuant to (ii) above on only seven occasions. In connection with each Demand Registration Statement or Underwritten Distribution pursuant to this Section 3 and Section 2 hereof, the Company further agrees, to enter into a written agreement with the managing underwriter selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement between major underwriters and companies of the Company's size and investment stature, including, without limitation, customary indemnification provisions substantially consistent with Section 7 hereof and customary lockup provisions; provided that such agreement shall not contain any such provision applicable to the Company which is inconsistent with the provisions hereof; provided, further that the time and place of the closing under said agreement shall be as mutually agreed upon between the Company and such managing underwriter. In connection with any other distribution that is not a underwritten distribution, the Company agrees to enter into a written agreement with any broker or dealer who participates in such distribution containing such provisions as are customary in the securities business for such an arrangement, including, without limitation, customary indemnity provisions substantially consistent with Section 7.

         SECTION 4.   Right to Piggyback.

                  (a) Piggyback Registration. If the Company at any time proposes to register any of its Common Stock or other securities under the Securities Act for sale to the public, whether for its own account or for the account of other shareholders or both (except with respect to registration statements on Form S-4, Form S-8 or another form not available for registering the Registrable Stock for sale to the public) (a "Piggyback Registration"), the Company will promptly (but in any event within 20 Business Days) give written notice to all Holders of its intention to effect such registration and will include in such registration all Registrable Stock with respect to which the Company has received written requests for inclusion within 10 Business Days after the giving of the Company's notice (a "Piggyback Registration Request"); provided, however, that the Company shall not be required to include Registrable Stock in the securities to be registered pursuant to a registration statement on any form which limits the amount of securities which may be registered by the issuer and/or selling security holders if, and to the extent that, such inclusion would make the use of such form unavailable, so long as no other shares are to be included in the securities to be registered pursuant to the registration statement for the account of any person other than the Company. In the event that any Piggyback Registration shall be, in whole or in part, an underwritten public offering of Common Stock, any Piggyback Registration Request by a Holder shall include an agreement of such Holder that such Registrable Stock is to be included in the underwriting on the same terms and conditions as the shares of Common Stock otherwise being sold through underwriters under such registration.

                  (b) Priority on Primary Offerings. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of shares requested to be included in such registration exceeds the maximum number which can be included in such offering without adversely affecting the marketability of the offering (the "Maximum Number"), the Company will limit the number of shares included in such registration to the Maximum Number, and the shares registered shall be selected in the following order of priority: (i) first, securities the Company proposes to sell, (ii) second, subject to the rights set forth in the PVI Agreement as in effect on the date hereof, Registrable Stock covered by Piggyback Registration Requests, which shall be pro rata among the Holders thereof on the basis of the number of shares requested to be registered by each such Holder, and (iii) third, other securities requested to be included in such registration.

                  (c) Priority on Secondary Offerings. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company's securities, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the Maximum Number, the Company will include in such registration the shares requested to be included therein by the holders requesting such registration and the Registrable Stock covered by Piggyback Registration Requests and any other securities requested to be included in such registration, pro rata among the holders thereof on the basis of the number of shares requested to be included in such registration; provided, however, that if the holders requesting registration are doing so pursuant to demand registration rights of such holders, such holders' shares shall take priority over any Registrable Stock.

         SECTION 5. Holdback Agreements. If any registration in which any Holder is participating shall be in connection with an underwritten public offering, each such Holder agrees (and shall enter into an agreement which shall so state), if requested by the managing underwriter or underwriters, not to effect any public sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, of any Registrable Stock (other than as part of such underwritten public offering) during the 90 day period beginning on the effective date of any underwritten offering of securities by the Company; provided, however, that the provisions of this Section 5 shall be applicable to Holders only if each officer and director of the Company, and all other stockholders of the Company so requested by the underwriters, shall, prior to such effective date, have entered into written agreements with the Company and/or the managing underwriter or underwriters imposing on such officer and director and other stockholders similar restrictions as those set forth in this
Section 5 with respect to the Holders.

         SECTION 6. Registration Expenses. Except as otherwise provided herein, all expenses incident to the Company's performance of or compliance with its obligations under this Agreement will be paid by the Company, regardless of whether Registrable Stock is sold pursuant to any registration statement, including, without limitation, all registration, filing and listing fees, fees and expenses of compliance with securities or blue sky laws, printing, messenger, telephone and delivery expenses, fees and disbursements of counsel for the Company, fees and disbursements of all independent certified public accountants of the Company (including, without limitation, in connection with any special audit or "cold comfort" letters), and fees and expenses associated with any NASD filing required to be made in connection with the registration statement, including, if applicable, the fees and expenses of any "qualified independent underwriter" (and its counsel) that is required to be retained in accordance with the rules and regulations of the NASD (collectively, the "Registration Expenses"); provided, however, that any incremental expenses incurred by the Company in connection with the registration and disposition of Registrable Stock referred to in clause (iv) of the definition of Registrable Stock in Section 1 hereof shall not be Registration Expenses for purpose hereof and will be paid in all cases by the Purchaser. Registration Expenses shall not include the fees and disbursements of counsel for any Holder or any fees, discounts or commissions to any underwriter or any fees or disbursements of counsel for any underwriter in respect of the Registrable Stock sold by such Holders (collectively, the "Selling Expenses"). Notwithstanding the first sentence of this Section 6, with respect to Demand Registration Statements and Underwritten Distributions (collectively, the "Underwritten Transactions"), the Registration Expenses shall be payable as follows: the Company shall pay the Registration Expenses for the first three Underwritten Transactions; the Holders shall pay the Registration Expenses for the fourth Underwritten Transaction; the Company shall pay the Registration Expenses for the fifth

Underwritten Transaction; the Holders shall pay the Registration Expenses for the sixth Underwritten Transaction; the Company shall pay the Registration Expenses for the seventh Underwritten Distribution; and the Holders shall pay the Registration Expenses for the eighth Underwritten Distribution. The Company will, in any event, pay its internal expenses, the expense of any annual audit, and the fees and expenses incurred in connection with the listing of the securities to be registered on each securities exchange on which securities of the same class are then listed or the qualification for trading of the securities to be registered in each inter-dealer quotation system in which securities of the same class are then traded.

         SECTION 7.   Indemnification.

                  (a) Indemnification by the Company. In the event of the registration of any Registrable Stock under the Securities Act pursuant to the provisions hereof, the Company will indemnify and hold harmless each and every seller of Registrable Stock, its directors, officers, employees and agents, and each other Person, if any, who controls such seller within the meaning of either
Section 15 of the Securities Act or Section 20 of the Exchange Act (each such Person being hereinafter sometimes referred to as an "Indemnified Person" provided that for purposes of subsections (b), (c) and (d) of this Section 7 "Indemnified Person" also shall include the Company, its directors, officers, employees and agents, and each other Person, if any who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) from and against any losses, claims, damages, liabilities or expenses, joint or several, to which such Indemnified Person may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained or incorporated by reference in any registration statement under which Registrable Stock was registered under the Securities Act or any prospectus or preliminary prospectus included therein (in each case, as amended or supplemented), or any document incorporated by reference therein, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such Indemnified Person for any legal or other expenses reasonably incurred by such Indemnified Person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made or incorporated by reference in such registration statement or prospectus or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by such Indemnified Person stated to be specifically for use in preparation thereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Person and shall survive the transfer of such Registrable Stock.

                  (b) Indemnification by Holders of Registrable Stock. In the event of the registration of any Registrable Stock under the Securities Act pursuant to the provisions hereof, each Holder on whose behalf such Registrable Stock shall have been registered will indemnify and hold harmless each and every Indemnified Person, against any losses, claims, damages or liabilities, joint or several, to which such Indemnified Person may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained or incorporated by reference in any registration statement under which Registrable Stock was registered under the Securities Act or any prospectus or preliminary prospectus included therein (in each case, as amended or supplemented), or any document incorporated by reference therein, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, which untrue statement or alleged untrue statement or omission or alleged omission has been made or incorporated therein in reliance upon and in conformity with written information furnished to the Company by such Holder specifically stating that it is for use in preparation thereof, and will reimburse each such Indemnified Person for any legal and other expenses reasonably incurred by such Indemnified Person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the liability of each Holder hereunder shall be limited to the proceeds received by such Holder from the sale of Registrable Stock covered by such registration statement.

                  (c) Procedure. Promptly after receipt by an Indemnified Person of notice of the commencement of any action (including any governmental investigation or inquiry), such Indemnified Person will, if such Indemnified Person intends to make a claim in respect thereof against the party agreeing to indemnify such Indemnified Person pursuant to subsections (a) or (b) of this
Section 7 (any such Person being hereinafter referred to as an "Indemnifying Person"), give written notice to such Indemnifying Person of the commencement thereof, but the omission so to notify the Indemnifying Person shall not relieve the Indemnifying Person from any of its obligations pursuant to the provisions of this Section 7 except to the extent that the Indemnifying Person is actually prejudiced by such failure to give notice. In case any such action is brought against any Indemnified Person and it notifies an Indemnifying Person of the commencement thereof, the Indemnifying Person shall be entitled to participate in, and to the extent that it may wish, jointly with any other Indemnifying Person similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Person, and after notice from the Indemnifying Person to such Indemnified Person, the Indemnifying Person shall not, except as hereinafter provided, be responsible for any legal or other expenses subsequently incurred by such Indemnified Person in connection with the defense thereof. No Indemnifying Person will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Person of a release from all liability in respect of such claim or litigation. Such Indemnified Person shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be the expense of such Indemnified Person unless (i) the Indemnifying Person has agreed to pay such fees and expenses, (ii) the Indemnifying Person shall have failed to assume the defense of such action or proceeding or has failed to employ counsel reasonably satisfactory to such Indemnified Person in any such action or proceeding or (iii) the named parties to any such action or proceeding (including any impleaded parties) include both such Indemnified Person and the Indemnifying

Person and such Indemnified Person shall have been advised by counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential material differing interests between them (in which case, if such Indemnified Person notifies the Indemnifying Person in writing that it elects to employ separate counsel at the expense of the Indemnifying Person, the Indemnifying Person shall not have the right to assume the defense of such action or proceeding on behalf of such Indemnified Person). The Indemnifying Person shall not be liable for any settlement of any such action or proceeding effected without its written consent, which consent shall not unreasonably be withheld, delayed or conditioned, but if settled with its written consent, or if there is a final judgment for the plaintiff in any such action or proceeding, subject to no further appeal, the Indemnifying Person shall indemnify and hold harmless such Indemnified Persons from and against any loss or liability by reason of such settlement or judgment.

                  (d) Contribution. If the indemnification provided for in this
Section 7 is unavailable to a party that would have been an Indemnified Person under this Section 7 in respect of any losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to herein, then each party that would have been an Indemnifying Person thereunder shall, in lieu of indemnifying such Indemnified Person, contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Person on the one hand and the Indemnified Person on the other in connection with the statement or omission which resulted in such losses, claims, damages, liabilities or expenses (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission of a material fact relates to information supplied by the Indemnifying Person or the Indemnified Person and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in
Section 7(c), any legal or other fees or expenses reasonably incurred by such party in connection with the investigation or defense of any action or claim. The Company and each Holder of Registrable Stock agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 7. Notwithstanding the provisions of this Section 7(d), no Holder of Registrable Stock shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Stock sold by it exceeds the amount of any damages which such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

                  (e) Other Indemnifications. Indemnification or, if appropriate, contribution, similar to that specified in the preceding provisions of this Section 7 (with appropriate modifications) shall be given by the Company and each seller of Registrable Stock with respect to any required registration or other qualification of such Registrable Stock under any federal or state law or regulation or governmental authority other than the Securities Act.

         SECTION 8. Withdrawals. Any Holder or Holders may at any time withdraw any request made pursuant to Section 4 hereof for inclusion of its Registrable Stock in a Piggyback Registration or Section 2 hereof for registration of its Registrable Stock.

         SECTION 9. Exchange Act Registration; Rule 144 Reporting. The Company covenants and agrees that until such time as the Holders no longer hold any Registrable Stock it will:

                (a) if required by law, maintain an effective registration statement (containing such information and documents as the SEC shall specify) with respect to the Common Stock of the Company under Section 12(g) of the Exchange Act;

                (b) use its reasonable best efforts to make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, even if the Company subsequently ceases to be subject to the reporting requirements of the Securities Act or the Exchange Act;

                (c) use its reasonable best efforts to file with the SEC in a timely manner all reports and documents required of the Company under the Securities Act and the Exchange Act; and

                (d) furnish to any Holder promptly upon request (i) a written statement by the Company as to its compliance with the reporting requirements of Rule 144 under the Securities Act and of the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company, and (iii) such other reports and documents of the Company and other information in the possession of or reasonably attainable by the Company as such Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing such Holder to sell any such Registrable Stock without registration.

The Company represents and warrants that such registration statement or any information, document or report filed with the SEC in connection therewith or any information so made public shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading. The Company agrees to indemnify and hold harmless (or to the extent the same is not enforceable, make contribution to) the Holders, their officers, directors, employees and agents, or any Person controlling (within the meaning of either
Section 15 of the Securities Act or Section 20 of the Exchange Act) such Holder from and against any and all losses, claims, damages, liabilities or expenses (or actions in respect thereof) arising out of or resulting from any breach of the foregoing representation or warranty, all on terms and conditions comparable to those set forth in Section 7.

         SECTION 10. Limitation on Registration Rights of Others. Except as set forth on Exhibit A hereto, the Company represents and warrants that it has not granted to any Person the right to request or require the Company to register any securities issued by the Company. The Company covenants and agrees that, so long as Holders hold Registrable Stock with a Current Market Price equal to or greater than $2,500,000, the Company will not, directly or indirectly, grant to any Person or agree to or otherwise become obligated in respect of any registration rights of securities of the Company upon the demand of any Person without the prior written consent of the Required Holders. The Company may grant "piggyback" registration rights after the date hereof, provided such rights are expressly subject and subordinated to the rights of registration of the Holders pursuant to Section 4(b) on terms reasonably satisfactory to the Required Holders.

         SECTION 11. Termination. The rights of any Holder under Sections 2, 3 and 4 of this Agreement shall terminate as to any Registrable Stock when such Registrable Stock has been effectively registered under the Securities Act and sold pursuant to a registration statement covering such Registrable Stock. The expense provisions of Section 6 and the indemnification and contribution provisions of Section 7 shall survive any termination of this Agreement.

         SECTION 12. Notices. All notices, consents, approvals, agreements and other communications provided hereunder shall be in writing and delivered personally, by mail or by telecopy and shall be sufficiently given to the Purchaser and the Company if addressed or delivered to them at the following addresses:

                  If to Company:        Administaff, Inc.
                                        19001 Crescent Springs Drive
                                        Kingswood, Texas 77339-3802
                                        Attention: General Counsel
                                        Telephone No.: (281)348-3251
                                        Telecopier No.: (281)348-2859

                  with a copy to:       Andrews & Kurth L.L.P.
                                        4200 Texas Commerce Tower
                                        600 Travis Street
                                        Houston, Texas 77002
                                        Attention: G. Michael O'Leary
                                        Telephone No.: (713)220-4360
                                        Telecopier No.: (713)220-4593

                  If to the Purchaser:  American Express Company
                                        American Express Tower
                                        World Financial Center
                                        200 Vesey Street
                                        New York, New York 10285
                                        Attention: General Counsel

                                        Telephone No.: (212) 640-5789
                                        Telecopier No.: (212) 267-9061

                  with a copy to:       King & Spalding
                                        191 Peachtree Street
                                        Atlanta, Georgia 30301-1763
                                        Attention: John J. Kelley III
                                        Telephone No.:  (404)572-3401
                                        Telecopier No.:  (404)572-5146

or at such other address as any party or any other Holder may designate to any other party by written notice. All such notices and communications shall be deemed to have been duly given: (i) at the time delivered by hand, if personally delivered, (ii) when received, if deposited in the mail, postage prepaid and
(iii) when transmission is verified, if telecopied.

         SECTION 13. Successors. All covenants and agreements of this Agreement by or on behalf of any of the parties hereto shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, including, without limitation, any Holders from time to time of the Registrable Stock or the Warrants and successors and assigns by operation of law, merger or consolidation; provided, that without the consent of the Company the Purchaser may not assign its rights under this Agreement to any Person, except for an assignment to an Affiliate of the Purchaser, an Associate of the Purchaser, a Subsidiary of the Purchaser or any entity of which Purchaser is, directly or indirectly, a Subsidiary.

         SECTION 14. Governing Law. This Agreement shall be governed by laws of the State of New York and for all purposes shall be construed in accordance with the internal laws of said state.

         SECTION 15. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Purchaser and the other Holders any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Company, the Purchaser and the other Holders.

         SECTION 16. Counterparts. This Agreement may be executed in any number of counterparts and each such counterpart shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

         SECTION 17. Amendments; Waivers. Except as otherwise expressly provided herein, the provisions of this Agreement may be amended or waived and the Company may take any action herein prohibited, or fail to take any action herein required to be performed by it if, but only if, the Company has obtained the written consent of the Holders of a majority of the total number of shares of outstanding Registrable Stock at the time such amendment or waiver becomes effective and any such waiver or action so given or taken shall be binding on all Holders. No failure or delay by any party in exercising any right or remedy hereunder shall operate as a waiver thereof, and a waiver of a particular right or remedy on one occasion shall not be deemed a waiver of any other right or remedy or a waiver of the same right or remedy on any subsequent occasion.

         SECTION 18. Jurisdiction. Each of the parties hereto hereby agrees that any legal action or proceeding against such party with respect to this Agreement may be brought in the courts of the State of New York or of the United States of America for the Southern District of New York as the other party may elect, and, by execution and delivery hereof, such party accepts and consents for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts and agrees that such jurisdiction shall be exclusive, unless waived by the other party in writing, with respect to any action or proceeding brought by such party against the other party. Each of the parties hereto irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of the copies thereof by certified mail, return receipt requested, postage prepaid, to it at its address set forth herein, such service to become effective upon the earlier of (i) the date ten calendar days after such mailing and (ii) any earlier date permitted by applicable law.

         SECTION 19. Specific Performance. The Company recognizes that the rights of the Holders under this Agreement are unique and, accordingly, the Holders shall, in addition to such other remedies as may be available to any of them at law or in equity, have the right to enforce their rights hereunder by actions for injunctive relief and specific performance to the extent permitted by law. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate. This Agreement is not intended to limit or abridge any rights of the Holders which may exist apart from this Agreement.

         SECTION 20. Entire Agreement. The parties hereto agree that this Agreement, the Purchase Agreement and the other Transaction Documents constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between them as to such subject matter; and there are no restrictions, agreements, arrangements, oral or written, between any or all of the parties relating to the subject matter hereof which are not fully expressed or referred to herein or therein.

         SECTION 21. Severability. If any provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because of the conflict of any provision with any constitution, statute, rule or public policy, or for any other reason, such circumstance shall not have the effect of rendering the provision or provisions in question, invalid, inoperative or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute, rule or public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative or unenforceable provision had never been contained herein and such provision reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

                                            ADMINISTAFF, INC.

                                            By:
                                               ---------------------------------
                                               Name:
                                               Title:

                                            AMERICAN EXPRESS COMPANY

                                            By:
                                               ---------------------------------
                                               Name:
                                               Title:

                                   EXHIBIT A

         That certain Registration Rights Agreement, dated as of May 13, 1994, among the Company's Pyramid Ventures, Inc., a Delaware corporation, and the Board of Trustees of the Texas Growth Fund, as trustee for the Texas Growth Fund -- 1991 Trust, as amended.

                                                                EXHIBIT 4




_______________________________________________________________________________





                                WARRANT AGREEMENT


                                     BETWEEN


                                ADMINISTAFF, INC.


                                       AND


             AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC.





                          Dated as of February __, 1998

_______________________________________________________________________________

                                WARRANT AGREEMENT

         THIS WARRANT AGREEMENT is made as of February __, 1998, by and between ADMINISTAFF, INC., a Delaware corporation (the "Company"), and AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC., a New York corporation (the "Purchaser").

                                    RECITALS:

         A. The Company and the Purchaser have entered into a Securities Purchase Agreement dated as of January 27, 1998 (the "Purchase Agreement"), pursuant to which the Purchaser has agreed to purchase from the Company 693,126 Units (as hereinafter defined), each of which shall consist of one share of Common Stock (as hereinafter defined) and 2.98 Warrants (as hereinafter defined).

         B. The Company and the Purchaser have agreed to enter into this Agreement to supplement the terms and conditions set forth in the Purchase Agreement which relate to the Warrants purchased thereunder.

         NOW, THEREFORE, the parties hereto agree as follows:

            SECTION 1.  Definitions.

            (a) Certain Definitions. For the purposes of this Agreement, the following terms have the meanings set forth below:

            "Affiliate" has the same meaning as in Rule 12b-2 promulgated under the Exchange Act.

            "Business Day" means any day which is neither a Saturday or Sunday nor a legal holiday on which banks are authorized or required to be closed in New York, New York or Houston, Texas.

            "Change of Control" means the occurrence of any of the following:
(a) any third party shall have acquired beneficial ownership of more than 30% of the outstanding voting stock of the Company (within the meaning of Section 13(d) or 14(d) of the Exchange Act); or (b) individuals who on the Closing Date were directors of the Company (together with any replacement or additional directors who were nominated or elected by a majority of directors then in office) cease to constitute a majority of the Board of Directors of the Company.

            "Closing Date" means ____________, the date of the Closing of the purchase by the Purchaser of the Units in accordance with the Purchase Agreement.

           "Common Stock" means shares now or hereafter authorized of any class of common stock of the Company and any other class of capital stock of the Company, however designated, that has the right (subject to any prior rights of any class or series of preferred stock) to participate in any distribution of the assets upon voluntary or involuntary liquidation, dissolution or winding up of the Company or in the earnings of the Company without limit as to per share amount, and shall include, without limitation, the presently authorized 60,000,000 shares of Common Stock, par value $0.01 per share.

           "Company" is defined in the Preamble.

           "Exchange Act" means the Securities Exchange Act of 1934, as amended.

           "Expiration Date" is defined in the Warrant Certificates.

           "Exercise Price" means the exercise price per Warrant as set forth in the Warrant Certificate evidencing such Warrant and as adjusted from time to time in accordance with this Agreement.

           "Fair Market Value per Share" means the arithmetic mean of the closing sales price of a share of Common Stock of the Company as reported by the New York Stock Exchange Composite Transactions over the five trading days immediately preceding the date of determination or, if not so trading, the fair value as determined in good faith by the Board of Directors of the Company.

            "GAAP" means generally accepted accounting principles in effect from time to time in the United States.

            "Governmental Authority" means any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

            "Holder" means the Purchaser or any subsequent holder of Warrants or Warrant Stock, to which the Warrants or Warrant Stock are transferred in accordance with the provisions of this Agreement and the Purchase Agreement.

            "Marketing Agreement" means the Marketing Agreement, dated as of the date hereof, by and between the Company and the Purchaser in substantially the form of Exhibit A attached to the Purchase Agreement.

            "Person" means any natural person, corporation, partnership, limited liability company, firm, association or any other entity, whether acting in an individual, fiduciary or other capacity.

                  "Purchase Agreement" is defined in the Recitals.

                  "Put Closing" is defined in Section 5(a).

                  "Put Exercise Notice" is defined in Section 5(a).

                  "Put Price" is defined in Section 5(a).

                  "Put Right" is defined in Section 5(a).

                  "Registration Rights Agreement" means the Registration Rights Agreement, dated as of the date hereof, between the Company and the Purchaser, in substantially the form of Exhibit B attached to the Purchase Agreement.

                  "SEC" means the Securities and Exchange Commission.

                  "Securities Act" means the Securities Act of 1933, as amended.

                  "Unit" means an investment unit consisting of one share of Common Stock and 2.98 Warrants.

                  "Warrant Certificates" means collectively, the certificates evidencing (i) the Warrants with an Expiration Date of the third anniversary of the Closing Date in the form of Exhibit A-1 attached hereto, (ii) the Warrants with an Expiration Date of the fourth anniversary of the Closing Date in the form of Exhibit A-2 attached hereto, (iii) the Warrants with an Expiration Date of the fifth anniversary of the Closing Date in the form of Exhibit A-3 attached hereto, (iv) the Warrants with an Expiration Date of the sixth anniversary of the Closing Date in the form of Exhibit A-4 attached hereto, (v) the Warrants with an Expiration Date of the seventh anniversary of the Closing Date in the form of Exhibit A-5 attached hereto.

                  "Warrant Stock" means the securities which a Holder may acquire upon exercise of a Warrant, together with any other securities which such Holder may be issued in respect of any such securities, including, without limitation, by way of any dividend or other distribution on such securities, any split-up of such securities or a recapitalization, merger, consolidation, share exchange, reorganization or other transaction or series of related transactions in which shares of such securities are changed into or exchanged for securities of another corporation.

                  "Warrants" means the 2,065,515 warrants each of which entitles the holder thereof to purchase one share of Common Stock of the Company issued to the Purchaser on the Closing Date pursuant to this Agreement and the Purchase Agreement, which warrants shall be subject to adjustment and shall have the rights, privileges and limitations set forth in this Agreement and in each Warrant.

                  (b) Terms Defined in Purchase Agreement. Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings ascribed to such terms in the Purchase Agreement.

                  SECTION 2.  Exercise of Warrants.

                  (a) A Warrant may be exercised by the Purchaser or any Holder only in accordance with the terms and conditions of this Agreement and at any time during the period beginning on the date hereof and ending on the Expiration Date for such Warrant as set forth in the Warrant Certificate evidencing such Warrant. The Warrant Certificates evidencing the Warrants issued to the Purchaser on the Closing Date shall be identical except for the Expiration Date and the Exercise Price. The Expiration Date for the Warrants shall be as follows: the third anniversary of the Closing Date for 400,000 Warrants; the fourth anniversary of the Closing Date for 400,000 Warrants; the fifth anniversary of the Closing Date for 400,000 Warrants; the sixth anniversary of the Closing Date for 400,000 Warrants; and the seventh anniversary of the Closing Date for 465,515 Warrants. The Exercise Price for the Warrants shall be as follows: $40 for the Warrants expiring on the third anniversary of the Closing Date; $50 for the Warrants expiring on the fourth anniversary of the Closing Date; $60 for the Warrants expiring on the fifth anniversary of the Closing Date; $70 for the Warrants expiring on the sixth anniversary of the Closing Date; and $80 for the Warrants expiring on the seventh anniversary of the Closing Date.

                  (b) Subject to the terms and conditions hereof, Warrants may be exercised pursuant to this Section 2 upon surrender to the Company at its office designated for such purpose (the address of which is set forth in Section
13) of the certificate or certificates evidencing the Warrant(s) to be exercised and upon payment to the Company of the aggregate Exercise Price for the number of Warrants which are then exercised, provided that a Warrant may not be exercised in part. Upon such surrender of Warrant Certificates and payment of the Exercise Price in cash or by check payable to the Company, the Company shall issue and cause to be delivered with all reasonable dispatch (and in any event within three Business Days after such surrender) to or upon the written order of the Holder, and in the name of the Holder or the Holder's nominee, a certificate or certificates for the number of full shares of Warrant Stock issuable upon the exercise of such Warrants, together with such other property (including cash) and securities as may then be deliverable upon such exercise, including cash for fractional Warrant Stock as provided in Section 11, provided that all such Warrant Stock held by the Purchaser shall be subject to the restrictions set forth in Sections 7 and 8 of the Purchase Agreement. Such certificate or certificates shall be deemed to have been issued and the Person so named therein shall be deemed to have become a holder of record of such Warrant Stock as of the date of the surrender of such Warrant Certificates.

                  (c) Subject to the terms and conditions hereof, the Warrants shall be exercisable at the election of the Holders thereof, either in full or from time to time in part (but in no event shall a Warrant be exercisable in part), and in the event that a Warrant Certificate is exercised in respect of fewer than all of the Warrants evidenced by such Warrant Certificate at any time prior to the Expiration Date of such Warrant, a new Warrant Certificate evidencing the remaining Warrant or Warrants will be issued and delivered pursuant to the provisions of this Section 2(c). All Warrant Certificates surrendered upon exercise of Warrants shall be canceled. The Company shall keep copies of this Agreement and any notices received hereunder available for inspection during normal business hours at its office. The Company will furnish, at its expense, copies of this Agreement and all such notices, upon request, to any Holder of any Warrant Certificates.

                  SECTION 3. Adjustment of Exercise Price and Number of Shares of Warrant Stock Issuable. The Exercise Price and the number of shares of Warrant Stock issuable upon the exercise of each Warrant are subject to adjustment from time to time upon the occurrence of any of the events enumerated in this Section 3.

                  (a) Adjustment for Change in Capital Stock of the Company. If the Company (i) pays a dividend or makes a distribution on its Common Stock in shares of any class of its capital stock, (ii) subdivides its outstanding shares of Common Stock into a greater number of shares, (iii) combines its outstanding shares of Common Stock into a smaller number of shares, (iv) makes a distribution on its Common Stock in shares of its capital stock other than Common Stock, or (v) issues to holders of its Common Stock by reclassification of its Common Stock any shares of its capital stock, then the Exercise Price and number of shares for which any Warrant may be exercised in effect immediately prior to such action shall be proportionately adjusted so that the Holder of the Warrant thereafter exercised may receive the aggregate number and kind of shares of capital stock of the Company which it would have owned immediately following such action if such Warrant had been exercised immediately prior to such action. Such adjustment shall be made successively whenever any event listed above shall occur, and shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, combination or reclassification. If after an adjustment made pursuant to the second preceding sentence a Holder of a Warrant upon exercise of such Warrant may receive shares of two or more classes of capital stock of the Company, the Board of Directors of the Company shall determine in the good faith exercise of its reasonable business judgment the allocation of the adjusted Exercise Price between the classes of capital stock. After such allocation, the exercise privilege and the Exercise Price of each class of capital stock shall thereafter be subject to adjustment on terms comparable to those in this Section 3.

                  (b) Reorganization of the Company. In the event of any capital reorganization, recapitalization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another entity, in which the Company does not continue as the surviving corporation or, if it does so continue, its Common Stock does not remain outstanding, any acquisition of capital stock of the Company by means of a share exchange, or the sale, lease, transfer, conveyance or other disposition of all or substantially all of its assets to another entity, then, as a condition of and concurrently with such reorganization, recapitalization, reclassification, consolidation, merger, share exchange or sale, lease, transfer, conveyance or other disposition, lawful and adequate provision shall be made whereby the Holders of the Warrant Certificates shall thereafter have the right to purchase and receive, on the basis and upon the terms and conditions specified in this Agreement and in lieu of the Warrant Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Warrants, such shares of stock, securities, cash or property as would have been issued or payable with respect to or in exchange for the number of shares of Warrant Stock purchasable and receivable immediately prior to such transaction upon the exercise of the rights represented by the Warrant Certificates if such Warrants had been exercised immediately prior to such transaction. If such consolidation, merger, share exchange, sale, lease, transfer, conveyance or other disposition is with any Person or group of Persons (within the meaning of Section 13(d) or 14(d) of the Exchange Act) who shall have made a purchase, tender or exchange offer pursuant to which a majority of the outstanding shares of Common Stock of the Company were validly tendered and accepted, promptly after the consummation of such transaction, the Holders of the Warrants shall be given a reasonable opportunity (and, in no event, less than 30 days) to elect to receive the stock, securities, cash or property issued or paid (or to be issued or paid) to holders of the Common Stock in accordance with such offer. In any such case appropriate provision shall be made with respect to the rights and interests of the Holders of the Warrants to the end that the provisions of this Agreement (including, without limitation, provisions for adjustment of the Exercise Price and of the number and type of securities purchasable upon the exercise of the Warrants) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities, cash or property thereafter deliverable upon the exercise of the Warrants. The Company shall not effect any such consolidation, merger, share exchange or sale, lease, transfer, conveyance or other disposition unless prior to or simultaneously with the consummation thereof the successor entity (if other than the Company) resulting from such consolidation, merger or share exchange or the entity purchasing or otherwise acquiring such assets or shares (i) shall assume by a supplemental Warrant Agreement, reasonably satisfactory in form, scope and substance to the Holders (which shall be mailed or delivered to the Holders of the Warrants at the last address of such Holders appearing on the books of the Company) the obligation to deliver to such Holders such shares of stock, securities, cash or property as, in accordance with the foregoing provisions, such Holders may be entitled to purchase (the "Substitute Securities") and (ii) shall assume all of the other obligations of the Company set forth in this Agreement, the Purchase Agreement and the Registration Rights Agreement. Following such assumption such obligations shall apply to the Substitute Securities rather than to the Warrant Stock. If the issuer of securities deliverable upon exercise of Warrants under the supplemental Warrant Agreement is an Affiliate of the formed, surviving, transferee or lessee entity, such issuer shall join the supplemental Warrant Agreement. The foregoing provisions of this paragraph shall similarly apply to successive reorganizations, recapitalizations, reclassifications, consolidations, mergers, share exchanges, sales, leases, transfers, conveyances or other dispositions.

                  SECTION 4.  Covenants.

                  (a) Private Company Information. If the Company shall cease to be subject to the periodic reporting obligations of the Exchange Act and for so long as the Purchaser's Interest is at least five percent, the Company will furnish, or will cause to be furnished, to each Holder copies of the following financial statements, reports and information:

                      (i) promptly when available and in any event within 90 days after the close of each Fiscal Year, a consolidated balance sheet at the close of such Fiscal Year, and related consolidated statements of operations, stockholders' equity and cash flows for such Fiscal Year, of the Company and the Company Subsidiaries (with comparable information at the close of and for the prior Fiscal Year), certified (in the case of consolidated statements) without qualification by Ernst & Young or other nationally recognized independent public accountants; and

                      (ii) promptly when available and in any event within
                  45 days after the close of each Fiscal Quarter, consolidated balance sheets at the close of such Fiscal Quarter, and consolidated statements of operations, stockholders' equity and cash flows for such Fiscal Quarter and for the period commencing at the close of the previous Fiscal Year and ending with the close of such Fiscal Quarter, of the Company and the Company Subsidiaries (with comparable information at the close of and for the corresponding Fiscal Quarter of the prior Fiscal Year and for the corresponding portion of such prior Fiscal Year), certified by the chief financial or executive officer of the Company.

                  (b) Public Company Information. So long as the Company is subject to the periodic reporting requirements of the Exchange Act and for so long as the Purchaser's Interest is at least five percent, the Company will:

                      (i) file with the SEC on or before the required date all regular or periodic reports required pursuant to the Exchange Act; and

                      (ii) use its reasonable commercial efforts to make
                  publicly available information concerning the Company sufficient to allow a Holder to dispose in accordance with this Agreement and the Warrant Agreement of all or a portion of the Warrant Stock pursuant to Rule 144 (or any successor provision) promulgated by the SEC under the Securities Act.

                  (c) Inconsistent Agreements. The Company will not, and will not permit any Company Subsidiary to, take any action which would (i) impair or adversely affect the right of a Holder to exercise the Warrants or (ii) breach any of the covenants or agreements in this document.

                  (d) Governmental Approvals. The Company will use its reasonable commercial efforts, and will cooperate with the Holders to, secure all necessary consents, approvals, authorizations and exemptions from all Governmental Authorities in connection with the transactions contemplated hereby and the exercise of the Warrants and the issuance of shares of Common Stock upon exercise of the Warrants.

                  (e) Termination of Rights upon Sale to the Public. Notwithstanding anything to the contrary set forth herein, the obligations of the Company set forth in this Section 4 shall terminate with respect to any Holder (including an underwriter) acquiring any Warrants or Warrant Stock pursuant to a registration statement declared effective by the SEC under the Securities Act or in a sale effected pursuant to Rule 144 promulgated under the Securities Act.

                  SECTION 5.  Restrictions on Transfers.

                  (a) Transfers of Warrants.

                      (i) Without the prior written consent of the Company, the Purchaser may not dispose of or transfer any Warrants now or hereafter owned, whether by sale, assignment, gift, pledge, encumbrance or otherwise, except (A) to a Subsidiary of the Purchaser or to any entity of which the Purchaser is, directly or indirectly, a Subsidiary (provided that such transferee agrees to be bound by the transfer restrictions contained herein), (B) in connection with the exercise of a Warrant in accordance with the provisions of the Agreement and (C) in connection with the exercise in accordance with Section 5(a)(ii) of a put of a Warrant to the Company after the occurrence of a Change of Control.

                      (ii) Upon a Change of Control, each of the Purchaser
                  and any other Holders to which the Warrants were transferred in accordance with Section 5(a) hereof shall individually have the right (the "Put Right") to require the Company to purchase all (but not less than all) of the Warrants owned by the Purchaser and each such Holder. The Company shall notify each Holder in writing, as promptly as practicable, but in any event within three Business Days, after a Change in Control. The Put Right may be exercised by the Purchaser and any Holder by delivering a written notice, which notice shall be irrevocable (the "Put Exercise Notice"), to the Company within 90 days after any Change of Control. The purchase price for each Warrant purchased by the Company upon exercise of the Put Right shall equal the Fair Market Value per Share as of the date of the Change of Control minus the Exercise Price of such Warrant (the "Put Price"). The purchase and sale of the

                  Warrants upon exercise of the Put Rights shall be consummated at a closing (the "Put Closing") that shall occur not later than 15 days following the Put Exercise Notice. At the Put Closing, the Purchaser and the Holders seeking to exercise the Put Rights set forth herein shall surrender to the Company the Warrant Certificates evidencing their Warrants. In exchange therefor, (A) if the Put Price for the Warrants evidenced by a Warrant Certificate is greater than zero, the Company shall issue to the Holder of such Warrants Common Stock in an amount, calculated based on the Fair Market Value per Share of such Common Stock at the time of Change of Control, equal to the Put Price for such Warrants multiplied by the number of Warrants evidenced by such Warrant Certificate and (B) if the Put Price for the Warrants evidenced by a Warrant Certificate is not greater than zero, the Company shall not be obligated to make any payment or issue any Common Stock to the Holder of such Warrants. Prior to the delivery of a Put Exercise Notice, the Put Right shall not restrict or limit or have any affect on a Holder's right to exercise a Warrant pursuant to Section 2 hereof. If as a result of a Change in Control the Company is not the surviving entity or shares of Common Stock are no longer outstanding after a Change in Control, then the Put Price shall be payable in such shares of stock, securities, cash or property as would have been issued or payable as a result of such Change of Control with respect to or in exchange for the number of shares of Common Stock a Holder would have received upon exercise of the Put immediately prior to such Change in Control.

                  (b) Restricted Securities. Warrants are transferable only in accordance with Section 5(a).

                  (c) Transfers of Warrant Stock. The Purchaser may not dispose of or transfer any Warrant Stock now or hereafter owned, whether by sale, assignment, gift, pledge, encumbrance or otherwise, except in accordance with
Section 8 of the Purchase Agreement.

                  SECTION 6.  Termination.

         This Agreement shall terminate on the earlier of (a) the seventh anniversary of the Closing Date and (b) the exercise or expiration of all Warrants issued pursuant to this Agreement. Each Warrant shall expire upon the Expiration Date set forth in the Warrant Certificate by which it is evidenced.

                  SECTION 7.  Registration of Transfers and Exchanges.

                  (a) The Company shall from time to time register the transfer of any outstanding Warrant Certificates made in accordance with Section 5 hereof in a Warrant register to be maintained by the Company upon surrender of such Warrant Certificates accompanied by a written instrument or instruments of transfer in form reasonably satisfactory to the Company, duly executed by the Holder or Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney; provided, however, that prior to effecting such transfer, the transferee shall agree (in a form reasonably satisfactory to the Company) to be bound by the terms of this Agreement. Upon any such registration of transfer, a new Warrant Certificate shall be issued to the transferee(s) and the surrendered Warrant Certificate shall be canceled. Until the Warrant Certificate is transferred on the Warrant register of the Company, the Company may treat the Holder as shown in the Warrant register as the absolute owner of the Warrant Certificate for all purposes, and notwithstanding any notice to the contrary. The Company agrees that it will make the Warrant register available for inspection by the Holders for a proper purpose during normal business hours at its office.

                  (b) The Holders agree that each Warrant Certificate and each certificate representing Warrant Stock will bear the following legend (the "Securities Legend"):

                      "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE
                      NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933,
                      AS AMENDED, OR ANY STATE SECURITIES LAWS. SAID SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF SAID ACT OR LAWS. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A SECURITIES PURCHASE AGREEMENT, DATED AS OF JANUARY __, 1998, BETWEEN ADMINISTAFF, INC. (THE "COMPANY") AND AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC. (THE "PURCHASER"), A WARRANT AGREEMENT DATED AS OF FEBRUARY __ 1998, BETWEEN THE COMPANY AND THE PURCHASER, AND A REGISTRATION RIGHTS AGREEMENT, DATED AS OF FEBRUARY __ 1998, BETWEEN THE COMPANY AND THE PURCHASER, COPIES OF EACH OF WHICH ARE ON FILE AT THE MAIN OFFICE OF THE COMPANY. ANY SALE OR TRANSFER OF THE SECURITIES EVIDENCED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS OF THOSE AGREEMENTS AND ANY SALE OR TRANSFER OF SUCH SECURITIES IN VIOLATION OF SAID AGREEMENTS SHALL BE INVALID."

                  (c) If the holder of the Warrants or Warrant Stock delivers, in accordance with Section 8(e) of the Purchase Agreement, to the Company an opinion of King & Spalding or such other counsel that no subsequent transfer of such Warrants or Warrant Stock shall require registration under the Securities Act, the Company shall promptly upon such contemplated transfer deliver new certificates for such Warrants or Warrant Stock which do not bear the Securities Legend; provided, however, that if at such time, any such Warrants or Warrant Stock remain subject to certain provisions of this Agreement or the Purchase Agreement, the Company shall not remove the Securities Legend, but shall modify it to delete all references to restrictions or conditions on sale of Warrants or Warrant Stock except those references to restrictions or conditions which are specified in this Agreement or the Purchase Agreement. If the Company is not required to deliver new certificates for such Warrants or Warrant Stock not bearing such legend, the holder thereof shall not transfer the same until the prospective transferee has confirmed to the Company in writing its agreement to be bound by the conditions contained in Section 5(b) hereof with respect to Warrants and Section 8(b) of the Purchase Agreement with respect to Warrant Stock.

                  (d) If any Warrants or Warrant Stock are or become eligible for sale pursuant to Rule 144(k), the Company, upon the request of holders of any such Warrants or Warrant Stock, shall remove the Securities Legend from the certificates for such Warrants or Warrant Stock; provided, however, that if at such time, any such Warrants or Warrant Stock remain subject to certain provisions of this Agreement or the Purchase Agreement, the Company shall not remove the Securities Legend, but shall modify it to delete all references to restrictions or conditions on sale of the Warrants or Warrant Stock except those references to restrictions or conditions which are still applicable and specified in this Agreement or the Purchase Agreement.

                  (e) Warrant Certificates may be exchanged at the option of the Holder(s) thereof when surrendered to the Company at its office for another Warrant Certificate or other Warrant Certificates of like tenor and representing in the aggregate a like number of Warrants, including, without limitation, upon an adjustment in the Exercise Price or in the number of Warrant Shares purchasable upon exercise of the Warrants. Warrant Certificates surrendered for exchange shall be canceled.

                  SECTION 8. Payment of Taxes. The Company will pay all stamp, transfer and similar taxes in connection with the issuance, sale and delivery of the Warrants hereunder, as well as all such taxes attributable to the initial issuance of Warrant Stock upon the exercise of Warrants and payment of the appropriate Exercise Price. The Company will not, however, be required to pay any such taxes imposed in connection with any transfer of any Warrants or Warrant Stock or any federal or state income taxes payable in respect of any Holder's purchase, ownership, sale, transfer, exercise or other disposition of Warrants or Warrant Stock.

                  SECTION 9. Mutilated or Missing Warrant Certificates. Upon receipt by the Company of evidence reasonably satisfactory to the Company (which shall include an affidavit of the Holder) that any Warrant Certificate shall have been mutilated, lost, stolen or destroyed and, in the case of loss, theft or destruction, a customary indemnity agreement from the Holder of such Warrant Certificate, the Company shall issue, in exchange and substitution for and upon cancellation of the mutilated Warrant Certificate, or in lieu of and substitution for the Warrant Certificate lost, stolen or destroyed, a new Warrant Certificate of like tenor and representing an equivalent number of Warrants.

                  SECTION 10. Reservation of Warrant Stock. The Company will at all times that any Warrant is exercisable reserve and keep available, free from preemptive or similar rights, out of the aggregate of its authorized but unissued capital stock or its authorized and issued capital stock held in its treasury, for the purpose of enabling it to satisfy any obligation to issue Warrant Stock upon exercise of Warrants, the maximum number of shares of each class of capital stock constituting a part of the Warrant Stock which may then be deliverable upon the exercise of all outstanding Warrants. The Company or, if appointed, the transfer agent for shares of each class of capital stock of the Company (the "Transfer Agent") and every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of the Warrants will be irrevocably authorized and directed at all times to reserve such number of authorized shares as shall be required for such purpose. The Company will keep a copy of this Agreement on file with the Transfer Agent and with every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of the rights of purchase represented by the Warrants. The Company will furnish such Transfer Agent a copy of all notices of adjustments, and certificates related thereto, transmitted to Holders pursuant to Section 12. Before taking any action which would cause an adjustment pursuant to Section 3 to the maximum number of shares of Warrant Stock deliverable upon the exercise of all outstanding Warrants pursuant to Section 2(a), the Company shall cause to be authorized additional shares of Common Stock such that the sum of such maximum number of shares of Common Stock deliverable upon exercise of all outstanding Warrants and the number of shares of Common Stock outstanding or issuable pursuant to outstanding rights, options or warrants as of such date does not exceed the number of shares of Common Stock authorized pursuant to the Company's Certificate.

                  SECTION 11. Fractional Interests. The Company shall not be required to issue fractional shares of Warrant Stock on the exercise of Warrants. If more than one Warrant shall be presented for exercise in full at the same time by the same Holder, the number of full shares of Warrant Stock which shall be issuable upon exercise thereof shall be computed on the basis of the aggregate number of shares of Warrant Stock purchasable on exercise of the Warrants so presented. If any fraction of a share of the Warrant Stock would, except for the provisions of this Section 11, be issuable on the exercise of any Warrants (or specified portion thereof), the Company shall pay an amount in cash equal to the Fair Market Value per Share calculated as of the day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction.

                  SECTION 12. Notice to Warrant Holders. Upon any adjustment of the Exercise Price or number or type of securities purchasable upon exercise of the Warrants pursuant to Section 3, the Company shall promptly thereafter (i) cause to be filed with the Company a certificate of the chief financial officer of the Company setting forth the Exercise Price and the number and type of securities or other property constituting Warrant Stock after such adjustment and setting forth in reasonable detail the method of calculation and the facts upon which such calculations are based and, in the case of an adjustment pursuant to Section 3(b), setting forth the number and type of securities or other property constituting Warrant Stock (or portion thereof) issuable, after such adjustment in the Exercise Price or number of Warrant Stock, upon exercise of a Warrant and payment of the adjusted Exercise Price, and (ii) cause to be given to each of the Holders of the Warrant Certificates written notice of such adjustments, together with a copy of such certificate. Where appropriate, such notice may be given in advance and included as a part of the notice required to be given under the other provisions of this Section 11. In the event:

                  (a) the Company shall authorize the payment of any dividend or distribution to holders of shares of Common Stock of capital stock of the Company; or

                  (b) of any capital reorganization, reclassification, recapitalization, consolidation, or share exchange, or sale, lease, conveyance, transfer or other disposition to which the adjustment provisions of Section 3(b) apply, or a purchase, tender or exchange offer for shares of Common Stock or other securities constituting part of the Warrant Stock (whether by the Company or some other party); or

                  (c) of the voluntary or involuntary dissolution, liquidation or winding up of the Company; or

                  (d) the Company proposes to take any action that would require an adjustment of the Exercise Price or number of shares of Warrant Stock for which the Warrants are exercisable;

then the Company shall cause to be given to each of the Holders, at least 20 days prior to the applicable record date hereinafter specified (or promptly in the case of events for which there is no record date), a written notice stating (as applicable) (i) the date as of which the holders of record of shares of Common Stock entitled to receive any such dividends or distribution are to be determined, (ii) the date on which any such reclassification, recapitalization or reorganization, consolidation, merger, share exchange, sale, lease, conveyance, transfer or disposition to which the adjustment provisions of
Section 3(b) apply or any such dissolution, liquidation or winding up is expected to become effective or be consummated, or (iii) the initial expiration date set forth in any purchase, tender or exchange offer for shares of capital stock, and the date as of which it is expected that holders of record of shares of capital stock or other securities constituting a part of the Warrant Stock (or securities into which the Warrant Stock may be converted) shall be entitled to exchange such shares or securities for securities or other property, if any, deliverable upon such reclassification, recapitalization, reorganization, consolidation, merger, share exchange, sale, lease, conveyance, transfer, disposition, dissolution, liquidation or winding up.

                  SECTION 13. Notices. All notices, consents, approvals, agreements and other communications provided hereunder shall be in writing and delivered personally, by mail, by overnight courier (providing proof of delivery) or by telecopy and shall be sufficiently given to the Purchaser and the Company if addressed or delivered to them at the following addresses:

                  If to Company:       Administaff, Inc.
                                       19001 Crescent Springs Drive
                                       Kingswood, Texas 77339-3802
                                       Attention: General Counsel
                                       Telephone No.: (281) 348-3251
                                       Facsimile No.:  (281) 348-2859

                  with a copy to:      Andrews & Kurth L.L.P.
                                       4200 Texas Commerce Tower
                                       Houston, Texas 77002
                                       Attention: G. Michael O'Leary
                                       Telephone No.: (713) 220-4360
                                       Facsimile No.:  (723) 220-4593

                  If to the Purchaser: American Express Company
                                       American Express Tower
                                       World Financial Center
                                       200 Vesey Street
                                       New York, New York 10285
                                       Attention:  General Counsel
                                       Telephone No.: (212) 640-5789
                                       Facsimile  No.:  (212) 267-9061

                  with a copy to:      King & Spalding
                                       191 Peachtree Street
                                       Atlanta, Georgia 30303-1763
                                       Attention:  John J. Kelley III
                                       Telephone No.: (404) 572-3401
                                       Facsimile No.:  (404) 572-5146

or at such other address as any party may designate to any other party by written notice. All such notices and communications shall be deemed to have been duly given: (i) at the time delivered by hand, if personally delivered, (ii) when received, if deposited in the mail, postage prepaid, (iii) when transmission is verified, if telecopied, and (iv) on the next Business Day, if timely delivered to an air courier guaranteeing overnight delivery.

                  SECTION 14. Successors. Except as otherwise expressly provided herein or in the Warrants, all covenants and agreements of this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns, including those by operation of law, merger or consolidation. In addition, except as otherwise expressly provided in the Warrants, and whether or not any express assignment has been made, the provisions of this Agreement which are for Purchaser's benefit as a purchaser or Holder of a Warrant or Warrant Stock are also for the benefit of, and enforceable by, any subsequent Holder of such a Warrant or Warrant Stock.

                  SECTION 15. Governing Law. This Agreement, the Warrants and the Warrant Stock shall be governed by those provisions of the General Corporation Law of the State of Delaware and Article 8 of the Delaware Uniform Commercial Code which are necessarily applicable to securities issued by a Delaware corporation and otherwise shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be construed in accordance with the internal laws of said state.

                  SECTION 16. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Company and the Holders any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Company and the Holders.

                  SECTION 17. Counterparts. This Agreement may be executed in any number of counterparts and each such counterpart shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

                  SECTION 18. Amendment; Waivers. Except as otherwise expressly provided herein, the provisions of this Agreement may be amended or waived and the Company may take any action herein prohibited, or fail to take any action herein required to be performed by it if, but only if, the Company has obtained the written consent of the Holders of a majority of the Warrants in existence at the time such amendment or waiver becomes effective. No failure or delay by any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall a waiver of a particular right or remedy on one occasion be deemed a waiver of any other right or remedy or a waiver of the same right or remedy on any subsequent occasion.

                  SECTION 19. Jurisdiction. Each of the parties hereto hereby agrees that any legal action or proceeding against such party with respect to this Agreement, the Warrants or the Warrant Stock may be brought in the courts of the State of New York or of the United States of America for the Southern District of New York as the other party may elect, and, by execution and delivery hereof, such party accepts and consents for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts and agrees that such jurisdiction shall be exclusive, unless waived by the other party in writing, with respect to any action or proceeding brought by such party against the other party. Each of the parties hereto irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of the copies thereof by certified mail, return receipt requested, postage prepaid, to it at its address set forth herein, such service to become effective upon the earlier of (i) the date ten calendar days after such mailing and (ii) any earlier date permitted by applicable law.

                  SECTION 20. Specific Performance. The Company and the Holders recognize that the rights of the Holder(s) and the Company under this Agreement are unique and, accordingly, the Holder(s) and the Company shall, in addition to such other remedies as may be available to any of them at law or in equity, have the right to enforce their rights hereunder and thereunder by actions for injunctive relief and specific performance to the extent permitted by law. The Company and the Holders agree that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by them of the provisions of this Agreement and the Company and each of the Holders hereby agrees to waive in any action for specific performance the defense that a remedy at law would be adequate. This Agreement is not intended to limit or abridge any rights of the Holder(s) or the Company which may exist apart from this Agreement.

                  SECTION 21. Entire Agreement. The parties hereto agree that this Agreement, the Purchase Agreement, the Confidentiality Agreement and the other Transaction Documents constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between them as to such subject matter; and there are no restrictions, agreements, arrangements, oral or written, between any or all of the parties relating to the subject matter hereof which are not fully expressed or referred to herein or therein.

                  SECTION 22. Severability. If any provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because of the conflict of any provision with any constitution, statute, rule or public policy, or for any other reason, such circumstances shall not have the effect of rendering the provision or provisions in question, invalid, inoperative or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute, rule or public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative or unenforceable provision had never been contained herein and such provision reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

                                           ADMINISTAFF, INC.

                                           By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                           AMERICAN EXPRESS TRAVEL RELATED
                                            SERVICES COMPANY, INC.

                                           By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                                                    EXHIBIT A-1


THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. SAID SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF SAID ACT OR LAWS. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A SECURITIES PURCHASE AGREEMENT, DATED AS OF JANUARY __, 1998, BETWEEN ADMINISTAFF, INC. (THE "COMPANY") AND AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC. (THE "PURCHASER"), A WARRANT AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER AND A REGISTRATION RIGHTS AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER, COPIES OF EACH OF WHICH ARE ON FILE AT THE MAIN OFFICE OF THE COMPANY. ANY SALE OR TRANSFER OF THE SECURITIES EVIDENCED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS OF THOSE AGREEMENTS AND ANY SALE OR TRANSFER OF SUCH SECURITIES IN VIOLATION OF SAID AGREEMENTS SHALL BE INVALID.

Certificate No. __                                           400,000 Warrants

                               Warrant Certificate

                                ADMINISTAFF, INC.

                  This Warrant Certificate certifies that AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC., a New York corporation (the "Purchaser"), or its registered assigns, is the registered holder of the number of Warrants (the "Warrants") set forth above to purchase shares of common stock, par value $0.01 per share (the "Common Stock"), of ADMINISTAFF, INC., a Delaware corporation (the "Company"). Each Warrant entitles the holder upon exercise to receive from the Company one fully paid and nonassessable share of Common Stock (a share of "Warrant Stock") upon the payment by the Purchaser to the Company of the initial exercise price (the "Exercise Price") of $40, payable in lawful money of the United States of America, upon surrender of this Warrant Certificate and payment of the Exercise Price at the office of the Company designated for such purpose, subject to the conditions set forth herein and in the Warrant Agreement referenced below. The Exercise Price and number and type of shares of Warrant Stock issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events, as set forth in the Warrant Agreement.

                  The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants, and are issued or to be issued pursuant to a Securities Purchase Agreement, dated as of January __, 1998 (the "Purchase Agreement"), and a Warrant Agreement, dated as of

February __, 1998 (the "Warrant Agreement"), each of which has been duly executed and delivered by the Company and the Purchaser, which Purchase Agreement and Warrant Agreement are hereby incorporated by reference in and made a part of this instrument and are hereby referred to for a description of the rights, obligations and duties hereunder of the Company and the holders of the Warrants (the words "holders" or "holder" meaning the registered holders or registered holder). By acceptance of this Warrant Certificate, the holder hereof agrees to be bound by the Purchase Agreement and the Warrant Agreement. Copies of the Purchase Agreement and the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. The Warrants evidenced by this Warrant Certificate are exercisable at any time and from time to time during the period beginning on the date hereof and ending on the third anniversary of the date hereof (the "Expiration Date").

                  The holder of Warrants evidenced by this Warrant Certificate may exercise such Warrants under and pursuant to the terms and conditions of the Warrant Agreement by surrendering this Warrant Certificate, with the form of election to purchase attached hereto (and by this reference made a part hereof) properly completed and executed, together with payment of the Exercise Price in cash at the office of the Company designated for such purpose. In the event that any exercise of Warrants evidenced hereby shall be for less than the total number of Warrants evidenced hereby and except as otherwise provided in the Warrant Agreement, there shall be issued by the Company to the holder hereof or its registered assignee a new Warrant Certificate evidencing the number of Warrants not exercised.

                  The Warrant Agreement provides that upon the occurrence of certain events the Exercise Price set forth on the face hereof and the number of shares of Warrant Stock issuable upon the exercise of each Warrant may, subject to certain conditions, be adjusted. No fractional shares of Warrant Stock will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

                  Warrant Certificates, when surrendered at the office of the Company by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

                  The Company may deem and treat the registered holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing made hereon) for the purpose of any exercise hereof, of any distribution to the holder(s) hereof and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

                  IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be signed by its duly authorized officer and has caused its corporate seal to be affixed hereunto or imprinted hereon.


Dated:                                 ADMINISTAFF, INC.
      ----------

                                       By:
                                           ------------------------------------
                                           Name:
                                           Title:


                                                      [CORPORATE SEAL]

                                                                    EXHIBIT A-2


THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. SAID SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF SAID ACT OR LAWS. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A SECURITIES PURCHASE AGREEMENT, DATED AS OF JANUARY __, 1998, BETWEEN ADMINISTAFF, INC. (THE "COMPANY") AND AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC. (THE "PURCHASER"), A WARRANT AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER AND A REGISTRATION RIGHTS AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER, COPIES OF EACH OF WHICH ARE ON FILE AT THE MAIN OFFICE OF THE COMPANY. ANY SALE OR TRANSFER OF THE SECURITIES EVIDENCED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS OF THOSE AGREEMENTS AND ANY SALE OR TRANSFER OF SUCH SECURITIES IN VIOLATION OF SAID AGREEMENTS SHALL BE INVALID.

Certificate No. __                                       400,000 Warrants

                               Warrant Certificate

                                ADMINISTAFF, INC.

                  This Warrant Certificate certifies that AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC., a New York corporation (the "Purchaser"), or its registered assigns, is the registered holder of the number of Warrants (the "Warrants") set forth above to purchase shares of common stock, par value $0.01 per share (the "Common Stock"), of ADMINISTAFF, INC., a Delaware corporation (the "Company"). Each Warrant entitles the holder upon exercise to receive from the Company one fully paid and nonassessable share of Common Stock (a share of "Warrant Stock") upon the payment by the Purchaser to the Company of the initial exercise price (the "Exercise Price") of $50, payable in lawful money of the United States of America, upon surrender of this Warrant Certificate and payment of the Exercise Price at the office of the Company designated for such purpose, subject to the conditions set forth herein and in the Warrant Agreement referenced below. The Exercise Price and number and type of shares of Warrant Stock issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events, as set forth in the Warrant Agreement.

                  The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants, and are issued or to be issued pursuant to a Securities Purchase Agreement, dated as of January __, 1998 (the "Purchase Agreement"), and a Warrant Agreement, dated as of

February __, 1998 (the "Warrant Agreement"), each of which has been duly executed and delivered by the Company and the Purchaser, which Purchase Agreement and Warrant Agreement are hereby incorporated by reference in and made a part of this instrument and are hereby referred to for a description of the rights, obligations and duties hereunder of the Company and the holders of the Warrants (the words "holders" or "holder" meaning the registered holders or registered holder). By acceptance of this Warrant Certificate, the holder hereof agrees to be bound by the Purchase Agreement and the Warrant Agreement. Copies of the Purchase Agreement and the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. The Warrants evidenced by this Warrant Certificate are exercisable at any time and from time to time during the period beginning on the date hereof and ending on the fourth anniversary of the date hereof (the "Expiration Date").

                  The holder of Warrants evidenced by this Warrant Certificate may exercise such Warrants under and pursuant to the terms and conditions of the Warrant Agreement by surrendering this Warrant Certificate, with the form of election to purchase attached hereto (and by this reference made a part hereof) properly completed and executed, together with payment of the Exercise Price in cash at the office of the Company designated for such purpose. In the event that any exercise of Warrants evidenced hereby shall be for less than the total number of Warrants evidenced hereby and except as otherwise provided in the Warrant Agreement, there shall be issued by the Company to the holder hereof or its registered assignee a new Warrant Certificate evidencing the number of Warrants not exercised.

                  The Warrant Agreement provides that upon the occurrence of certain events the Exercise Price set forth on the face hereof and the number of shares of Warrant Stock issuable upon the exercise of each Warrant may, subject to certain conditions, be adjusted. No fractional shares of Warrant Stock will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

                  Warrant Certificates, when surrendered at the office of the Company by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

                  The Company may deem and treat the registered holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing made hereon) for the purpose of any exercise hereof, of any distribution to the holder(s) hereof and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

                  IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be signed by its duly authorized officer and has caused its corporate seal to be affixed hereunto or imprinted hereon.


Dated:                                 ADMINISTAFF, INC.
      ----------

                                       By:
                                           ------------------------------------
                                           Name:
                                           Title:


                                                      [CORPORATE SEAL]

                                                                     Exhibit A-3


THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. SAID SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF SAID ACT OR LAWS. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A SECURITIES PURCHASE AGREEMENT, DATED AS OF JANUARY __, 1998, BETWEEN ADMINISTAFF, INC. (THE "COMPANY") AND AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC. (THE "PURCHASER"), A WARRANT AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER AND A REGISTRATION RIGHTS AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER, COPIES OF EACH OF WHICH ARE ON FILE AT THE MAIN OFFICE OF THE COMPANY. ANY SALE OR TRANSFER OF THE SECURITIES EVIDENCED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS OF THOSE AGREEMENTS AND ANY SALE OR TRANSFER OF SUCH SECURITIES IN VIOLATION OF SAID AGREEMENTS SHALL BE INVALID.

Certificate No. __                                              400,000 Warrants

                               Warrant Certificate

                                ADMINISTAFF, INC.

                  This Warrant Certificate certifies that AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC., a New York corporation (the "Purchaser"), or its registered assigns, is the registered holder of the number of Warrants (the "Warrants") set forth above to purchase shares of common stock, par value $0.01 per share (the "Common Stock"), of ADMINISTAFF, INC., a Delaware corporation (the "Company"). Each Warrant entitles the holder upon exercise to receive from the Company one fully paid and nonassessable share of Common Stock (a share of "Warrant Stock") upon the payment by the Purchaser to the Company of the initial exercise price (the "Exercise Price") of $60, payable in lawful money of the United States of America, upon surrender of this Warrant Certificate and payment of the Exercise Price at the office of the Company designated for such purpose, subject to the conditions set forth herein and in the Warrant Agreement referenced below. The Exercise Price and number and type of shares of Warrant Stock issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events, as set forth in the Warrant Agreement.

                  The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants, and are issued or to be issued pursuant to a Securities Purchase Agreement, dated as of January __, 1998 (the "Purchase Agreement"), and a Warrant Agreement, dated as of

February __, 1998 (the "Warrant Agreement"), each of which has been duly executed and delivered by the Company and the Purchaser, which Purchase Agreement and Warrant Agreement are hereby incorporated by reference in and made a part of this instrument and are hereby referred to for a description of the rights, obligations and duties hereunder of the Company and the holders of the Warrants (the words "holders" or "holder" meaning the registered holders or registered holder). By acceptance of this Warrant Certificate, the holder hereof agrees to be bound by the Purchase Agreement and the Warrant Agreement. Copies of the Purchase Agreement and the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. The Warrants evidenced by this Warrant Certificate are exercisable at any time and from time to time during the period beginning on the date hereof and ending on the fifth anniversary of the date hereof (the "Expiration Date").

                  The holder of Warrants evidenced by this Warrant Certificate may exercise such Warrants under and pursuant to the terms and conditions of the Warrant Agreement by surrendering this Warrant Certificate, with the form of election to purchase attached hereto (and by this reference made a part hereof) properly completed and executed, together with payment of the Exercise Price in cash at the office of the Company designated for such purpose. In the event that any exercise of Warrants evidenced hereby shall be for less than the total number of Warrants evidenced hereby and except as otherwise provided in the Warrant Agreement, there shall be issued by the Company to the holder hereof or its registered assignee a new Warrant Certificate evidencing the number of Warrants not exercised.

                  The Warrant Agreement provides that upon the occurrence of certain events the Exercise Price set forth on the face hereof and the number of shares of Warrant Stock issuable upon the exercise of each Warrant may, subject to certain conditions, be adjusted. No fractional shares of Warrant Stock will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

                  Warrant Certificates, when surrendered at the office of the Company by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

                  The Company may deem and treat the registered holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing made hereon) for the purpose of any exercise hereof, of any distribution to the holder(s) hereof and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

                  IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be signed by its duly authorized officer and has caused its corporate seal to be affixed hereunto or imprinted hereon.


Dated:                               ADMINISTAFF, INC.
      --------------

                                     By:
                                           -----------------------------------
                                           Name:
                                           Title:


                                                     [CORPORATE SEAL]

                                                                    EXHIBIT A-4


THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. SAID SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF SAID ACT OR LAWS. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A SECURITIES PURCHASE AGREEMENT, DATED AS OF JANUARY __, 1998, BETWEEN ADMINISTAFF, INC. (THE "COMPANY") AND AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC. (THE "PURCHASER"), A WARRANT AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER AND A REGISTRATION RIGHTS AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER, COPIES OF EACH OF WHICH ARE ON FILE AT THE MAIN OFFICE OF THE COMPANY. ANY SALE OR TRANSFER OF THE SECURITIES EVIDENCED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS OF THOSE AGREEMENTS AND ANY SALE OR TRANSFER OF SUCH SECURITIES IN VIOLATION OF SAID AGREEMENTS SHALL BE INVALID.

Certificate No. __                                              400,000 Warrants

                               Warrant Certificate

                                ADMINISTAFF, INC.

                  This Warrant Certificate certifies that AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC., a New York corporation (the "Purchaser"), or its registered assigns, is the registered holder of the number of Warrants (the "Warrants") set forth above to purchase shares of common stock, par value $0.01 per share (the "Common Stock"), of ADMINISTAFF, INC., a Delaware corporation (the "Company"). Each Warrant entitles the holder upon exercise to receive from the Company one fully paid and nonassessable share of Common Stock (a share of "Warrant Stock") upon the payment by the Purchaser to the Company of the initial exercise price (the "Exercise Price") of $70, payable in lawful money of the United States of America, upon surrender of this Warrant Certificate and payment of the Exercise Price at the office of the Company designated for such purpose, subject to the conditions set forth herein and in the Warrant Agreement referenced below. The Exercise Price and number and type of shares of Warrant Stock issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events, as set forth in the Warrant Agreement.

                  The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants, and are issued or to be issued pursuant to a Securities Purchase Agreement, dated as of January __, 1998 (the "Purchase Agreement"), and a Warrant Agreement, dated as of February __, 1998 (the "Warrant Agreement"), each of which has been duly executed and delivered by the Company and the Purchaser, which Purchase Agreement and Warrant Agreement are hereby incorporated by reference in and made a part of this instrument and are hereby referred to for a description of the rights, obligations and duties hereunder of the Company and the holders of the Warrants (the words "holders" or "holder" meaning the registered holders or registered holder). By acceptance of this Warrant Certificate, the holder hereof agrees to be bound by the Purchase Agreement and the Warrant Agreement. Copies of the Purchase Agreement and the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. The Warrants evidenced by this Warrant Certificate are exercisable at any time and from time to time during the period beginning on the date hereof and ending on the sixth anniversary of the date hereof (the "Expiration Date").

                  The holder of Warrants evidenced by this Warrant Certificate may exercise such Warrants under and pursuant to the terms and conditions of the Warrant Agreement by surrendering this Warrant Certificate, with the form of election to purchase attached hereto (and by this reference made a part hereof) properly completed and executed, together with payment of the Exercise Price in cash at the office of the Company designated for such purpose. In the event that any exercise of Warrants evidenced hereby shall be for less than the total number of Warrants evidenced hereby and except as otherwise provided in the Warrant Agreement, there shall be issued by the Company to the holder hereof or its registered assignee a new Warrant Certificate evidencing the number of Warrants not exercised.

                  The Warrant Agreement provides that upon the occurrence of certain events the Exercise Price set forth on the face hereof and the number of shares of Warrant Stock issuable upon the exercise of each Warrant may, subject to certain conditions, be adjusted. No fractional shares of Warrant Stock will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

                  Warrant Certificates, when surrendered at the office of the Company by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

                  The Company may deem and treat the registered holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing made hereon) for the purpose of any exercise hereof, of any distribution to the holder(s) hereof and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

                  IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be signed by its duly authorized officer and has caused its corporate seal to be affixed hereunto or imprinted hereon.


Dated:                                 ADMINISTAFF, INC.
      ----------

                                       By:
                                           ------------------------------------
                                           Name:
                                           Title:


                                                      [CORPORATE SEAL]

                                                                    EXHIBIT A-5


THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. SAID SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF SAID ACT OR LAWS. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A SECURITIES PURCHASE AGREEMENT, DATED AS OF JANUARY __, 1998, BETWEEN ADMINISTAFF, INC. (THE "COMPANY") AND AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC. (THE "PURCHASER"), A WARRANT AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER AND A REGISTRATION RIGHTS AGREEMENT, DATED AS OF FEBRUARY __, 1998, BETWEEN THE COMPANY AND THE PURCHASER, COPIES OF EACH OF WHICH ARE ON FILE AT THE MAIN OFFICE OF THE COMPANY. ANY SALE OR TRANSFER OF THE SECURITIES EVIDENCED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS OF THOSE AGREEMENTS AND ANY SALE OR TRANSFER OF SUCH SECURITIES IN VIOLATION OF SAID AGREEMENTS SHALL BE INVALID.

Certificate No. __                                              465,515 Warrants

                               Warrant Certificate

                                ADMINISTAFF, INC.

                  This Warrant Certificate certifies that AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC., a New York corporation (the "Purchaser"), or its registered assigns, is the registered holder of the number of Warrants (the "Warrants") set forth above to purchase shares of common stock, par value $0.01 per share (the "Common Stock"), of ADMINISTAFF, INC., a Delaware corporation (the "Company"). Each Warrant entitles the holder upon exercise to receive from the Company one fully paid and nonassessable share of Common Stock (a share of "Warrant Stock") upon the payment by the Purchaser to the Company of the initial exercise price (the "Exercise Price") of $80, payable in lawful money of the United States of America, upon surrender of this Warrant Certificate and payment of the Exercise Price at the office of the Company designated for such purpose, subject to the conditions set forth herein and in the Warrant Agreement referenced below. The Exercise Price and number and type of shares of Warrant Stock issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events, as set forth in the Warrant Agreement.

                  The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants, and are issued or to be issued pursuant to a Securities Purchase Agreement, dated as of January __, 1998 (the "Purchase Agreement"), and a Warrant Agreement, dated as of February __, 1998 (the "Warrant Agreement"), each of which has been duly executed and delivered by the Company and the Purchaser, which Purchase Agreement and Warrant Agreement are hereby incorporated by reference in and made a part of this instrument and are hereby referred to for a description of the rights, obligations and duties hereunder of the Company and the holders of the Warrants (the words "holders" or "holder" meaning the registered holders or registered holder). By acceptance of this Warrant Certificate, the holder hereof agrees to be bound by the Purchase Agreement and the Warrant Agreement. Copies of the Purchase Agreement and the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. The Warrants evidenced by this Warrant Certificate are exercisable at any time and from time to time during the period beginning on the date hereof and ending on the seventh anniversary of the date hereof (the "Expiration Date").

                  The holder of Warrants evidenced by this Warrant Certificate may exercise such Warrants under and pursuant to the terms and conditions of the Warrant Agreement by surrendering this Warrant Certificate, with the form of election to purchase attached hereto (and by this reference made a part hereof) properly completed and executed, together with payment of the Exercise Price in cash at the office of the Company designated for such purpose. In the event that any exercise of Warrants evidenced hereby shall be for less than the total number of Warrants evidenced hereby and except as otherwise provided in the Warrant Agreement, there shall be issued by the Company to the holder hereof or its registered assignee a new Warrant Certificate evidencing the number of Warrants not exercised.

                  The Warrant Agreement provides that upon the occurrence of certain events the Exercise Price set forth on the face hereof and the number of shares of Warrant Stock issuable upon the exercise of each Warrant may, subject to certain conditions, be adjusted. No fractional shares of Warrant Stock will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

                  Warrant Certificates, when surrendered at the office of the Company by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

                  The Company may deem and treat the registered holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing made hereon) for the purpose of any exercise hereof, of any distribution to the holder(s) hereof and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

                  IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be signed by its duly authorized officer and has caused its corporate seal to be affixed hereunto or imprinted hereon.



Dated:                                 ADMINISTAFF, INC.
      ----------

                                       By:
                                           ------------------------------------
                                           Name:
                                           Title:


                                                      [CORPORATE SEAL]

                                      -3-